Exhibit 99.4
Management’s Discussion and Analysis (“MD&A”)
Fourth Quarter and Full Year 2025
Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Mining Corporation (formerly Barrick Gold Corporation) (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 4, 2026, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2025. Unless otherwise indicated, all amounts are presented in U.S. dollars.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 74.

Abbreviations

AISC	All-in Sustaining Costs
ARK	Agbarabo-Rhino-Kombokolo
BNL	Barrick Niugini Limited
CDCs	Community Development Committees
CIL	Carbon-in-leach
Commencement Agreement	Detailed Porgera Project Commencement Agreement between PNG and BNL
DRC	Democratic Republic of the Congo
E&S Committee	Environmental and Social Oversight Committee
EPCM	Engineering, Procurement, and Construction Management
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
ICMM	International Council on Mining and Metals
ICSID	International Centre for the Settlement of Investment Disputes
IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board
IPO	Initial Public Offering
KCD	Karagba, Chauffeur and Durba
Ktpa	Thousand tonnes per annum

Lb	Pound
LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate
LOM	Life of Mine
Mtpa	Million tonnes per annum
MVA	Megavolt-amperes
MW	Megawatt
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
Oz	Ounce
PJL	Porgera Jersey Limited
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
SDG	Sustainable Development Goals
TCC	Total Cash Costs
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TW	True Width
TWMS	Temporary Water Management Structures
VAT	Value-Added Tax
WGC	World Gold Council
WTI	West Texas Intermediate

BARRICK YEAR-END 2025	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “project”, “develop”, “progress”, “continue”, “temporary”, “committed”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance, including our three-year gold and copper production outlook; anticipated production growth from Barrick’s organic project pipeline and reserve replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy; mine life and production rates; contingent consideration from the sale of the Hemlo gold mine and the Tongon gold mine; anticipated timing for development of the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Pueblo Viejo plant expansion and mine life extension project, Veladero Phase 8 Leach Pad, Reko Diq, solar power project at Kibali, and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren, Reko Diq and Lumwana; the doubling of mineral resources at Fourmile; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; Barrick’s strategic copper business; our pipeline of high confidence projects at or near existing operations; the resumption of operations at Loulo-Gounkoto following the resolution of disputes with the Government of Mali, including adoption of the 2023 Mining Code; the incorporation of Fourmile into the NGM joint venture at fair market value; potential mineralization and metal or mineral recoveries; Barrick’s intention to explore and potential benefits and expected timing of an initial public offering of its North American gold assets; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”) emissions reduction targets, human rights, safety performance, community development and resettlement, and responsible water use; Barrick’s search for a permanent President and Chief Executive Officer; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company's ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick's value chain, but outside of the Company's direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical

BARRICK YEAR-END 2025	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political, economic factors in Argentina and uncertainty related to Venezuela; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and ratios in our MD&A:
■“adjusted net earnings”
■“free cash flow”
■“attributable free cash flow”
■“EBITDA”
■“adjusted EBITDA”
■“attributable EBITDA”
■“attributable EBITDA margin”
■“net leverage”
■“minesite sustaining capital expenditures”
■“project capital expenditures”
■“TCC/oz”
■“C1 cash costs/lb”
■“AISC per oz/lb” and
■“realized price per oz/lb”

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 57 to 69. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 70. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BARRICK YEAR-END 2025	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Index

5	Overview
	5	Our Vision
	5	Our Business
	5	Our Strategy
	6	Financial and Operating Highlights
	9	Key Business Developments
	12	Outlook for 2026
	15	Sustainability
	18	Market Overview
	19	Reserves and Resources
	21	Risks and Risk Management
23	Operating Performance
	23	Nevada Gold Mines
		24	Carlin
		26	Cortez
		28	Turquoise Ridge
	30	Pueblo Viejo
	32	Kibali
	34	North Mara
	36	Bulyanhulu
	38	Other Mines - Gold
	40	Lumwana
	42	Other Mines - Copper
43	Future Growth

46	Review of Financial Results
	46	Revenue
	47	Production Costs
	48	General and Administrative Expenses
	49	Exploration, Evaluation and Project Costs
	49	Finance Costs, Net
	49	Additional Significant Statement of Income Items
	50	Income Tax Expense
52	Financial Condition Review
	52	Balance Sheet Review
	52	Financial Position and Liquidity
	53	Summary of Cash Inflow (Outflow)
	54	Summary of Financial Instruments
55	Commitments and Contingencies
56	Review of Quarterly Results
56	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
57	IFRS Critical Accounting Policies and Accounting Estimates
57	Non-GAAP Financial Measures
70	Technical Information
70	Endnotes
74	Glossary of Technical Terms
75	Mineral Reserves and Mineral Resources Tables
85	Management’s Responsibility
85	Management’s Report on Internal Control Over Financial Reporting
86	Independent Auditor’s Report
90	Financial Statements
95	Notes to Consolidated Financial Statements

BARRICK YEAR-END 2025	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Our Vision
We strive to be the world’s most valued gold and copper company by owning the best assets, managed by the best people, to deliver the best returns and benefits for all our stakeholders.

Our Business
Barrick is a sector-leading gold and copper producer with annual gold production and gold reserves that are among the highest in the industry. We are principally engaged in the responsible production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold ownership interests in eleven producing gold mines and three producing copper mines. These include five Tier One Gold Assets1, two Tier One Copper Assets/Projects3 and a diversified exploration portfolio positioned for growth in many of the world’s most prolific gold districts. Over 50% of our gold production comes from North America. Our eleven producing gold mines are geographically diversified spanning the United States, the Dominican Republic, Tanzania, the Democratic Republic of the Congo, Mali, Argentina and Papua New Guinea. Our three producing copper mines are located in Zambia, Chile and Saudi Arabia, with a greenfield project in Pakistan. Our exploration and other development projects are located throughout the world, including the Americas, Asia and Africa. We sell our production globally through the following distribution channels: gold bullion is sold in the gold spot market or to independent refineries; gold and copper concentrate is sold to independent smelting or trading companies; and copper cathode is sold to third-party purchasers or on an exchange. Barrick shares trade on the New York Stock Exchange under the symbol B (formerly GOLD) and the Toronto Stock Exchange under the symbol ABX.

2025 REVENUE ($ millions)

Our Strategy
We apply a business ownership model to our operations, attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence and safety. We seek to deliver for all our stakeholders by optimizing free cash flow and managing risk to create long-term value for our shareholders while partnering with host governments and local communities to transform their country’s natural resources into sustainable benefits with mutual prosperity. We aim to achieve this through the following:1

Asset Quality
■Grow and invest in a portfolio of Tier One Gold Assets1, Tier Two Gold Assets2, Tier One Copper Assets/Projects3 and Strategic Assets4 with an emphasis on organic growth, leveraging our footprint in world-class geological districts. We focus our efforts on identifying and developing assets that meet our investment criteria. Our required return on Tier One1,3 capital investments is 15%, adjusting to 10% return on long-life (20+ year) investments with exposure to multiple commodity cycles. Our required return on investment for Tier Two Gold Assets2 is 20%.
■Invest in exploration across extensive land positions in many of the world’s most prolific gold and copper districts.
■Maximize the long-term value of our strategic Copper Business5.
■Sell non-core assets over time in a disciplined manner.

Operational Excellence
■Strive for zero harm workplaces.
■Operate a decentralized management structure with a strong ownership culture.
■Streamline management and operations, and hold management accountable for the businesses they manage.
■Leverage innovation and technology to drive industry-leading efficiencies.
■Build trust-based partnerships with our host governments, business partners, and local communities to drive shared long-term value.

Sustainable Profitability
■Follow a disciplined approach to growth and proactively manage our impacts on the wider environment, emphasizing long-term value for all stakeholders.
■Focus on increasing returns to shareholders, driven by return on capital, internal rate of return and free cash flow6 generation.

1 Numerical annotations throughout the text of this document refer to the endnotes found on page 70.

BARRICK YEAR-END 2025	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/25	9/30/25	% Change	12/31/25	12/31/24	% Change	12/31/23
Financial Results ($ millions)
Revenues	5,997	4,148	45%	16,956	12,922	31%	11,397
Cost of sales	2,712	1,890	43%	8,265	7,961	4%	7,932
Net earnings[a]	2,406	1,302	85%	4,993	2,144	133%	1,272
Adjusted net earnings[b]	1,754	982	79%	4,139	2,213	87%	1,467
Attributable EBITDA[b]	3,084	2,022	53%	8,157	5,185	57%	3,987
Attributable EBITDA margin[b]	64%	59%	8%	58%	48%	21%	42%
Minesite sustaining capital expenditures[b,c]	458	395	16%	1,896	2,217	(14)%	2,076
Project capital expenditures[b,c]	630	532	18%	1,870	924	102%	969
Total consolidated capital expenditures[c,d]	1,107	943	17%	3,821	3,174	20%	3,086
Total attributable capital expenditures[e]	906	757	20%	3,011	2,607	15%	2,363
Net cash provided by operating activities	2,726	2,422	13%	7,689	4,491	71%	3,732
Net cash provided by operating activities margin[f]	45%	58%	(22)%	45%	35%	29%	33%
Free cash flow[b]	1,619	1,479	9%	3,868	1,317	194%	646
Attributable free cash flow[b]	1,060	1,154	(8)%	2,837	1,091	160%	399
Net earnings per share (basic and diluted)	1.43	0.76	88%	2.93	1.22	140%	0.72
Adjusted net earnings (basic)[b] per share	1.04	0.58	79%	2.42	1.26	92%	0.84
Weighted average diluted common shares (millions of shares)	1,684	1,703	(1)%	1,707	1,751	(3)%	1,755
Operating Results
Gold production (thousands of ounces)[g]	871	829	5%	3,255	3,911	(17)%	4,054
Gold sold (thousands of ounces)[g]	960	837	15%	3,318	3,798	(13)%	4,024
Market gold price ($/oz)	4,135	3,457	20%	3,432	2,386	44%	1,941
Realized gold price[b,g] ($/oz)	4,177	3,457	21%	3,501	2,397	46%	1,948
Gold COS (Barrick’s share)[g,h] ($/oz)	1,904	1,562	22%	1,697	1,442	18%	1,334
Gold TCC[b,g] ($/oz)	1,205	1,137	6%	1,199	1,065	13%	960
Gold AISC[b,g] ($/oz)	1,581	1,538	3%	1,637	1,484	10%	1,335
Copper production (thousands of tonnes)[g]	62	55	13%	220	195	13%	191
Copper sold (thousands of tonnes)[g]	67	52	29%	224	177	27%	185
Market copper price ($/lb)	5.03	4.44	13%	4.51	4.15	9%	3.85
Realized copper price[b,g] ($/lb)	5.42	4.39	23%	4.72	4.15	14%	3.85
Copper COS (Barrick’s share)[g,i] ($/lb)	3.37	2.68	26%	2.91	2.99	(3)%	2.90
Copper C1 cash costs[b,g] ($/lb)	2.45	1.96	25%	2.14	2.26	(5)%	2.28
Copper AISC[b,g] ($/lb)	3.61	3.14	15%	3.20	3.45	(7)%	3.21
	As at 12/31/25	As at 9/30/25	% Change	As at 12/31/25	As at 12/31/24	% Change	As at 12/31/23
Financial Position ($ millions)
Debt (current and long-term)	4,703	4,714	0%	4,703	4,729	(1)%	4,726
Cash and equivalents	6,706	5,037	33%	6,706	4,074	65%	4,148
Debt, net of cash	(2,003)	(323)	520%	(2,003)	655	(406)%	578
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of AISC.
d. Total consolidated capital expenditures also includes capitalized interest of $19 million and $55 million, respectively, for Q4 2025 and 2025 (Q3 2025: $16 million; 2024: $33 million; 2023: $41 million).
e.These amounts are presented on the same basis as our guidance.
f. Represents net cash provided by operating activities divided by revenue.
g. On an attributable basis.
h.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
i.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2025	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (thousands of tonnes)

GOLD COST OF SALES[b], TOTAL CASH COSTS[c],	COPPER COST OF SALES[b], C1 CASH COSTS[c]
AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

NET EARNINGS, ATTRIBUTABLE EBITDA[c] AND ATTRIBUTABLE EBITDA MARGIN[c]	CAPITAL EXPENDITURES[c,d] ($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[c]	RETURNS TO SHAREHOLDERS[e] ($ millions)
a.On an attributable basis.
b.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
d.Capital expenditures also includes capitalized interest.
e.Dividends declared are inclusive of the performance dividend.

BARRICK YEAR-END 2025	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings6 - Q4 2025 versus Q3 2025
Net earnings for Q4 2025 were $2,406 million compared to $1,302 million in Q3 2025. The increase was primarily due to the following items:
■acquisition/disposition gains of $1,146 million, mainly relating to the sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project, combined with the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025; partially offset by
■other expense adjustments of $559 million in Q4 2025 which mainly related to the settlement payment to the Government of Mali in November 2025 and the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $1,754 million for Q4 2025 was $772 million higher than Q3 2025 mainly due to the higher realized gold price6, and higher gold sales volumes. These impacts were partially offset by an increase in gold COS/oz7. The Q4 2025 realized gold price6 was 21% higher when compared to Q3 2025. The increase in gold sales volumes was primarily due to a stronger performance at NGM, mainly at Carlin due to higher throughput and grades processed at both the roasters and the autoclave; and at Turquoise Ridge due to higher grades from the undergrounds; combined with the sale of the reacquired gold and restart of production at Loulo-Gounkoto after regaining control of the mine. These impacts were partially offset by lower production at Tongon and Hemlo as a result of the divestitures in Q4 2025. The increase in gold COS/oz7 was primarily a result of the impact of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, combined with higher royalties due to an increase in the realized gold price6 (impact approximately $45/oz). This was combined with increased sulfuric acid consumption and prices at Carlin.
Refer to page 57 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings6 - 2025 versus 2024
Net earnings for the year ended December 31, 2025 were $4,993 million compared to $2,144 million in 2024. The primary drivers of the increase were higher realized gold and copper prices6, and lower copper COS/oz7. These impacts were partially offset by lower gold sales volumes and an increase in gold COS/oz7.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $4,139 million for the year ended December 31, 2025 was $1,926 million higher than 2024. This result for 2025 was the highest adjusted net earnings6 since 2011. 2025 realized gold and copper prices6 were 46% and 14% higher, respectively when compared to 2024. Copper COS/oz7 was lower primarily due to higher grades processed and higher capitalized waste stripping at Lumwana. Gold sales volumes were lower largely driven by the temporary suspension of operations at Loulo-Gounkoto on January 14, 2025. Control was subsequently regained on December 15,
2025. In addition to this, lower underground grades were mined at Carlin although this was partially offset by Cortez with more of the higher grade Cortez refractory ore being processed at the Carlin roasters. A further driver of the decrease was the divestitures of Tongon and Hemlo in Q4 2025. These unfavorable impacts were offset by increased production at Turquoise Ridge due to higher underground tonnes mined and higher tonnes processed. The increase in gold COS/oz7 was primarily due to the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, lower production across the portfolio (resulting in reduced fixed cost dilution), lower grades processed at a number of operations, higher share-based compensation and higher royalties (impact approximately $55/oz) associated with the increase in the realized gold price6.
Significant adjusting items for 2025 include:
■acquisition/disposition gains of $1,107 million, mainly relating to the sale of our 50% interest in the Donlin Gold project, our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project; partially offset by
■other expense adjustments of $823 million in Q4 2025 which mainly related to the settlement payment to the Government of Mali in November 2025, the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, and reduced operations costs at Loulo-Gounkoto.

Refer to page 57 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting operating cash flow and free cash flow6 - Q4 2025 versus Q3 2025
In Q4 2025, we generated $2,726 million in operating cash flow, compared to $2,422 million in Q3 2025. The increase of $304 million was primarily due to the the higher realized gold price6, combined with increased gold sales volumes. These impacts were slightly offset by an increase in gold TCC/oz6. Operating cash flow was also negatively impacted by an increase in cash taxes paid and higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters. These results were further impacted by an unfavorable working capital movement, mainly in accounts receivable, partially offset by a favorable movement in inventory.
Free cash flow6 for Q4 2025 was $1,619 million, compared to $1,479 million in Q3 2025, reflecting higher operating cash flows, partially offset by higher capital expenditures. In Q4 2025, capital expenditures on a cash basis were $1,107 million compared to $943 million in Q3 2025, primarily due to higher project capital expenditures6 relating to the Lumwana Super Pit Expansion project, combined with higher minesite sustaining capital expenditures6 at Pueblo Viejo as a result of restoring fleet reliability and increased activities at the Llagal TSF.

Factors affecting operating cash flow and free cash flow6 - 2025 versus 2024

BARRICK YEAR-END 2025	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025, we generated $7,689 million in operating cash flow, compared to $4,491 million in 2024. The increase of $3,198 million was primarily due to higher realized gold and copper prices6, combined with lower copper C1 cash costs/lb6. These impacts were partially offset by lower gold sales volumes and an increase in gold TCC/oz6. Operating cash flow was further impacted by a favorable movement in working capital, mainly in inventory, VAT receivable and other current liabilities, partially offset by an unfavorable movement in other current assets and accounts payable. These favourable impacts were partially offset by higher cash taxes paid.
For 2025, we generated free cash flow6 of $3,868 million compared to $1,317 million in 2024. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In 2025, capital expenditures on a cash basis were $3,821 million compared to $3,174 million in 2024, mainly due to higher project capital expenditures6 mainly related to costs being capitalized at Reko Diq as the feasibility study was completed in Q4 2024 and at Lumwana on the Super Pit Expansion project, partially offset by lower minesite sustaining capital expenditures6 mainly at Loulo-Gounkoto as operations were temporarily suspended and the mine was subsequently placed under a temporary provisional administration until December 16, 2025.

Key Business Developments
2025 Highlights
■Gold prices averaged $3,432 per ounce in 2025, a 44% increase over 2024 and an all-time annual high, and closed the year at $4,368 per ounce;
■Annual net earnings of $5.0 billion, earnings per share of $2.93, adjusted net earnings of $4.1 billion and adjusted earnings per share of $2.42 were all records in 2025;
■Record annual operating cash flow of $7.7 billion and free cash flow6 of $3.9 billion in 2025;
■Year-end cash balance of $6.7 billion is an all-time high;
■Returned $2.4 billion to shareholders in 2025, including $0.9 billion of dividends and $1.5 billion of share buybacks, also all-time records for the company;
■New dividend policy announced linked to attributable free cash flow;
■Resolved disputes in Mali, securing employees’ release and regaining control of the Loulo-Gounkoto mine;
■Portfolio optimization led to the disposition of the Hemlo and Tongon mines, as well as the Donlin and Alturas projects for cash proceeds totalling over $2.1 billion in 2025; and
■Accelerated drilling over 2025 confirms Fourmile as one of the most significant discoveries this century.

Leadership transition
On February 4, 2026, Mark Hill was appointed as Group President and Chief Executive Officer, following his appointment as Group Chief Operating Officer and Interim President and Chief Executive Officer on September 29, 2025.
Mark Hill has delivered strong performance since his interim appointment and the Board of Directors determined he is the ideal person to lead Barrick through its next phase as President and Chief Executive Officer. Accordingly, the Board’s Search Committee has paused its search for this position. Mr. Hill, who was previously responsible for Barrick’s LATAM and Asia Pacific region, is a seasoned mining executive with 30 years of experience. He joined Barrick in 2006 and has experience in strategy, corporate development and leading major projects across the world, and was also integral in the initial decision to undertake exploration at the Fourmile gold project in Nevada.
On September 29, 2925, Mark Bristow stepped down as President and CEO after nearly seven years, having joined Barrick following Barrick’s merger with Randgold in 2019. Mark Bristow led the successful integration of the two companies, and during his tenure made significant investments in Barrick’s world-class assets to better position Barrick to maintain profitable gold and copper growth.
On January 19, 2026, we announced the appointment of Helen Cai as Senior Executive Vice President and Chief Financial Officer. Ms. Cai will become Chief Financial Officer on March 1, 2026, following the departure of Graham Shuttleworth, who will be leaving Barrick. Ms. Cai has served on the Barrick Board of Directors since November 2021 and brings more than two decades of experience in equity research, corporate finance, strategic planning, capital markets, and M&A across the mining, industrial, and technology sectors, primarily with Goldman Sachs and China International Capital Corporation.

North America IPO
As announced on December 1, 2025, the Board authorized Barrick’s management team to explore the IPO of an entity that will hold Barrick’s premier North American gold assets (“NewCo”). Following a rigorous financial and operational analysis by Barrick’s management and its advisors, the Board has concluded that the IPO of NewCo represents the best path for maximizing value for Barrick’s shareholders. The Board has authorized Barrick’s management to begin preparations for the IPO of NewCo and expects the IPO to be completed by late 2026.
NewCo will hold Barrick’s joint venture interests in Nevada Gold Mines and Pueblo Viejo, as well as Barrick’s wholly owned Fourmile gold discovery in Nevada. Barrick intends to retain a significant controlling interest in NewCo following the IPO and continue to benefit financially through its majority ownership of NewCo. Barrick will continue to own and drive value in the Company’s other world-class gold and copper assets. Barrick expects to provide further details of the IPO in the coming months.
The completion of the IPO will be subject to market conditions and other customary conditions, including any required regulatory approvals and final approval of the IPO by the Barrick Board of Directors.
For this reason, we have also restructured the regional teams within Barrick so that the Pueblo Viejo mine is now included in our North America region. The remaining assets within the newly named South America & Asia Pacific region are Veladero, Porgera and Zaldívar.

Fourmile
In September 2025, we presented an update on the 100% owned Fourmile project in Nevada, further establishing its status as one of the most significant discoveries this century. Refer to page # for more information.

Hemlo sale
On September 11, 2025, Barrick announced that it reached

BARRICK YEAR-END 2025	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

an agreement to sell the Hemlo Gold Mine (“Hemlo”) in Canada to Carcetti Capital Corp., which was renamed to Hemlo Mining Corp. (“HMC”). The sale agreement provides for gross proceeds of up to $1.09 billion, consisting of $875 million of cash proceeds due on closing, HMC shares with an aggregate value of $50 million, and a production and tiered gold price-linked cash payment structure of up to $165 million starting in January 2027 for a five-year term. The transaction closed on November 26, 2025 and we recognized a gain on sale of $545 million and contingent consideration of $22 million in Q4 2025.

Tongon sale
On October 6, 2025, Barrick announced that it reached an agreement to sell its interests in the Tongon gold mine (“Tongon”) and certain of its exploration properties in Côte d’lvoire to the Atlantic Group for total consideration of up to $305 million. The consideration is composed of cash consideration of $192 million, inclusive of a $23 million shareholder loan repayment within six months of closing, and contingent cash payments totaling up to $113 million payable based on the price of gold over 2.5 years and resource conversions over 5 years. The transaction closed on December 1, 2025 and we recognized a gain on sale of $134 million and contingent consideration of $113 in Q4 2025.

Loulo-Gounkoto Mining Conventions Dispute
The Company and the Government of Mali had engaged in a dispute in connection with the existing mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) (together, the “Conventions”).
On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to ICSID in accordance with the provisions of their respective Convention. On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations.
On June 16, 2025, the Bamako Commercial Tribunal placed Loulo-Gounkoto under a temporary provisional administration. While Barrick retained its 80% legal ownership of the mining complex, operational control was transferred to an external administrator. As a result of this loss of control event, the assets, liabilities and non-controlling interest of Loulo-Gounkoto were deconsolidated and derecognized and a retained investment was recognized at fair value in Q2 2025.
On November 24, 2025, Barrick announced that an agreement had been entered into with the Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management. This was accounted for as a business acquisition in Q4 2025 where the investment was derecognized and the assets, liabilities and non-controlling interest of Loulo-Gounkoto were consolidated from this date again.
For more information, refer to notes 4, 35 and 36 of the Financial Statements.

Donlin Sale
On April 22, 2025, Barrick announced it had entered into an agreement to sell its 50% interest in the Donlin Gold project located in Alaska, USA to affiliates of Paulson Advisers LLC and NOVAGOLD Resources Inc. (“NOVAGOLD”) for total cash consideration of $1 billion. In addition, Barrick has granted NOVAGOLD an option to purchase the outstanding debt owed to Barrick (value of $164 million as at September 30, 2025 and presented in Other Assets) in connection with the Donlin Gold project for $90 million if purchased prior to closing (which was not exercised), or for $100 million if purchased within 18 months from closing, when the option expires. If that option is not exercised, the debt will remain outstanding, substantially in accordance with its existing terms which would largely defer repayment to the commencement of production.
The transaction closed on June 3, 2025 and we recognized a gain on sale of $745 million in Q2 2025. In addition, NOVAGOLD retains the option to purchase the outstanding debt for $100 million within 18 months from closing.

Alturas Sale
On August 8, 2025, Barrick announced that it has reached an agreement to sell the Alturas Project in Chile to a subsidiary of Boroo Pte Ltd (Singapore) (“Boroo”) for an up-front cash payment of $50 million. In addition, Barrick will be granted a 0.5% net smelter return royalty on gold and silver produced from the Project, which will terminate once 2 million ounces of gold and gold-equivalent have been produced. Boroo may repurchase the royalty within four years from closing for $10 million. The transaction closed on November 7, 2025 and we recognized a gain on sale of $53 million in Q4 2025.

Name and Ticker Change
At the Company’s Annual and Special Meeting of Shareholders on May 6, 2025, Barrick's shareholders approved the change of the Company's corporate name from Barrick Gold Corporation to Barrick Mining Corporation, which was made effective on that date. In addition, as of May 9, 2025, Barrick’s ticker on the New York Stock Exchange changed to “B” from “GOLD”, better reflecting Barrick’s current business and our mission to achieve sustainable and profitable gold and copper growth. Barrick’s ticker on the TSX remains unchanged.

Board of Directors Changes
Also at the Company’s Annual and Special Meeting of Shareholders on May 6, 2025, two new independent directors were elected to the Board of Directors: Ben van Beurden and Pekka Vauramo. They replaced Christopher Coleman and Andrew Quinn who retired from the Board.
At the August 8, 2025 meeting, the Board of Directors appointed Ben van Beurden as Lead Director, succeeding Brett Harvey who continues to serve on the Board as an independent director.
On November 26, 2025, it was announced that Ben van Beurden had stepped down as a Director of the Board and Lead Independent Director. Loreto Silva has succeeded Ben van Beurden as Lead Independent Director.
At the February 4, 2026 meeting Robert Samek was appointed to the Board of Directors and will join the Audit & Risk and Compensation Committees. In addition, Mark Hill, President and Chief Executive Officer, will join the

BARRICK YEAR-END 2025	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

Company’s Board of Directors as a Non-Independent Director.

New Dividend Policy
On February 4, 2026, the Board of Directors announced the declaration of a $0.42 per share dividend in respect of performance for the fourth quarter of 2025, representing an increase of 140% over the third quarter, and announced a new dividend policy.
In Q4 2025 and going forward, the Company’s new dividend policy targets a total payout of 50% of attributable free cash flow on an annualized basis, comprised of a fixed base quarterly dividend of $0.175 per share and a performance top-up component at each year end based on the attributable free cash flow during the year. The dividend paid in any given year may be higher or lower than the 50% target based on the strength of cash flow, capital needs, balance sheet considerations, and other factors.

Share Buyback Program
At the February 11, 2025 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. At the November 7, 2025 meeting, on the back of the strong financial performance of the Company, the Board of Directors authorized an increase in the share buyback program for the repurchase of up to an additional $500 million, raising the total to $1.5 billion. Barrick repurchased $500 million of shares in Q4 2025, bringing the 2025 total to $1.5 billion purchased under this share buyback program.

BARRICK YEAR-END 2025	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2026

Operating Division Guidance
Our 2025 actual gold and copper production, cost of sales, TCC6, AISC6 and 2026 forecast gold and copper production, cost of sales, TCC6 and AISC6 ranges by operating division are as follows:

Operating Division	2025 attributable production (000s ozs)	2025 cost of sales[a] ($/oz)	2025 TCC[b] ($/oz)	2025 AISC[b] ($/oz)	2026 forecast attributable production (000s ozs)	2026 forecast cost of sales[a] ($/oz)	2026 forecast TCC[b] ($/oz)	2026 forecast AISC[b] ($/oz)
Gold
Carlin (61.5%)	687	1,676	1,340	1,906	600 - 670	1,770 - 1,960	1,340 - 1,490	1,900 - 2,100
Cortez (61.5%)[c]	454	1,609	1,234	1,513	430 - 480	1,980 - 2,190	1,390 - 1,540	1,690 - 1,870
Turquoise Ridge (61.5%)	341	1,545	1,178	1,358	300 - 330	1,610 - 1,790	1,220 - 1,360	1,490 - 1,650
Phoenix (61.5%)	109	1,921	653	920	80 - 100	2,440 - 2,710	900 - 1,000	1,180 - 1,310
Nevada Gold Mines (61.5%)	1,591	1,647	1,229	1,620	1,420 - 1,580	1,850 - 2,050	1,300 - 1,440	1,720 - 1,900
Pueblo Viejo (60%)	379	1,608	1,034	1,412	350 - 400	1,720 - 1,910	1,160 - 1,290	1,590 - 1,760
North America[d]	1,970	1,639	1,191	1,580	1,770 - 1,980	1,820 - 2,010	1,270 - 1,410	1,690 - 1,870

Veladero (50%)	230	1,286	785	1,450	180 - 200	2,000 - 2,210	1,160 - 1,280	1,460 - 1,620
Porgera (24.5%)	92	1,553	1,184	1,630	80 - 100	1,610 - 1,790	1,190 - 1,320	1,610 - 1,780
South America & Asia Pacific	322	1,363	901	1,502	260 - 300	1,870 - 2,070	1,170 - 1,300	1,500 - 1,660

Loulo-Gounkoto (80%)[e]	29	4,271	1,449	1,603	260 - 290	2,860 - 3,140	2,180 - 2,390	2,640 - 2,900
Kibali (45%)	303	1,568	1,099	1,337	270 - 310	1,520 - 1,680	1,130 - 1,250	1,330 - 1,470
North Mara (84%)	249	1,449	1,085	1,333	200 - 230	1,700 - 1,880	1,300 - 1,430	1,520 - 1,680
Bulyanhulu (84%)	153	1,789	1,253	1,795	140 - 160	1,750 - 1,940	1,230 - 1,360	1,870 - 2,070
Africa and Middle East[f]	734	1,680	1,140	1,442	870 - 970	1,990 - 2,200	1,490 - 1,640	1,840 - 2,040

Divested Sites
Hemlo (100%)	123	1,854	1,618	1,936	—	—	—	—
Tongon (89.7%)	106	2,200	2,049	2,203	—	—	—	—

Total Gold[e,g,h,i]	3,255	1,697	1,199	1,637	2,900 - 3,250	1,870 - 2,070	1,330 - 1,470	1,760 - 1,950

	2025 attributable production (000s tonnes)	2025 cost of sales[a] ($/lb)	2025 C1 cash costs[b] ($/lb)	2025 AISC[b] ($/lb)	2026 forecast attributable production (000s tonnes)	2026 forecast cost of sales[a] ($/lb)	2026 forecast C1 cash costs[b] ($/lb)	2026 forecast AISC[b] ($/lb)
Copper
Lumwana	151	2.54	1.86	3.05	130 - 150	2.85 - 3.15	2.05 - 2.30	3.40 - 3.75
Zaldívar (50%)	37	5.14	3.98	4.75	30 - 35	4.80 -5.10	3.70 - 3.90	5.40 - 5.70
Jabal Sayid (50%)	32	2.09	1.28	1.46	25 - 30	2.10 - 2.30	1.25 - 1.45	1.45 - 1.65
Total Copper[h,i]	220	2.91	2.14	3.20	190 - 220	3.05 - 3.35	2.20 - 2.45	3.45 - 3.75
a.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c. Includes Goldrush.
d.Excludes Hemlo as it was divested on November 26, 2025.
e.2026 forecast cost of sales does not include the impact of the Loulo-Gounkoto purchase price allocation. Refer to note 4 to the Financial Statements for further information.
f.Excludes our share of Tongon as it was divested on December 1, 2025.
g.TCC/oz and AISC/oz include costs allocated to non-operating sites.
h.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total.
i.Includes corporate administration costs.

BARRICK YEAR-END 2025	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Division, Consolidated Expense and Capital Guidance
Our 2025 actual gold and copper production, cost of sales, TCC6, AISC6, consolidated expenses and capital expenditures and 2026 forecast gold and copper production, cost of sales, TCC6, AISC6, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2025 Guidance[a]	2025 Actual	2026 Guidance[a]
Gold Metrics
Production (millions of ounces)	3.15 - 3.50	3.26	2.90 - 3.25
Cost of sales ($ per oz)	1,460 - 1,560	1,697	1,870 - 2,070
TCC ($ per oz)[b]	1,050 - 1,130	1,199	1,330 - 1,470
Depreciation ($ per oz)	370 - 400	373	470 - 520
AISC ($ per oz)[b]	1,460 - 1,560	1,637	1,760 - 1,950
Attributable minesite sustaining[b,d]	1,100 - 1,300	1,204	1,100 - 1,250
Attributable project[b,d]		631	900 - 1,000
Total gold attributable capital expenditures[b,d]		1,851	2,000 - 2,250
Copper Metrics
Production (thousands of tonnes)	200 - 230	220	190 - 220
Cost of sales ($ per lb)	2.50 - 2.80	2.91	3.05 - 3.35
C1 cash costs ($ per lb)[b]	1.80 - 2.10	2.14	2.20 - 2.45
Depreciation ($ per lb)	0.75 - 0.85	0.83	0.90 - 1.00
AISC ($ per lb)[b]	2.80 - 3.10	3.20	3.45 - 3.75
Attributable minesite sustaining[b,d]	300 - 350	356	400 - 450
Attributable project[b,d]		768	1,600 - 1,750
Total copper attributable capital expenditures[b,d]		1,160	2,000 - 2,200
Group Financial Metrics
Exploration and project expenses	330 - 370	367	450 - 500
Exploration and evaluation	220 - 240	247	320 - 350
Project expenses	110 - 130	120	130 - 150
General and administrative expenses	~160	222	~180
Corporate administration	~120	103	~120
Stock-based compensation[c]	~40	119	~60
Other expense (income)	70 - 90	(509)	70 - 90
Finance costs, net	270 - 310	227	230 - 250
Total attributable capital expenditures[d]	3,100 - 3,600	3,011	4,000 - 4,450
a.Guidance ranges exclude Long Canyon which is producing incidental ounces from the leach pad while in closure.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.2025 actual results are based on a US$45.76 share price and 2026 guidance is based on the same share price.
d.Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 89.7% share of Tongon up until its divestiture on December 1, 2025, our 84% share of North Mara and Bulyanhulu, our 45% share of Kibali, our 50% share of Zaldívar and Jabal Sayid, and our 24.5% share of Porgera. Total attributable capital expenditures for 2025 actual results also includes capitalized interest of $52 million.

2026 Guidance Analysis
Estimates of future production, COS/oz7, TCC/oz6 and AISC/oz6 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Gold Production
We expect 2026 gold production to be in the range of 2.90 to 3.25 million ounces, compared to our actual 2025 gold production of 3.26 million ounces. In Q4 2025, we divested our interests in Hemlo and Tongon and when those two assets are excluded, our 2025 production was 3.0 million ounces. The most significant driver of the increase for 2026 across the continuing assets is the additional production from Loulo-Gounkoto following the return of control in late Q4. Across the remainder of the portfolio, we expect Pueblo Viejo to deliver a slightly higher year-over-year performance with offsetting decreases at Veladero and North Mara. At Carlin, we expect 2026 production to be slightly lower than 2025 driven by open pit mine sequencing although this is expected to be partially offset by higher deliveries of Cortez material processed through the Carlin roasters. At Turquoise Ridge, we expect lower underground grades as per the planned mining sequence. We expect stable delivery for the other assets.
Across the four quarters of 2025, the Company’s gold production is expected to be the lowest in Q1 (between 640 to 680koz) and highest in Q3 and Q4 due to the ramp-up of Loulo-Gounkoto, the timing of shutdowns, the Goldrush ramp-up and mine sequencing across the NGM sites. This is expected to result in an approximately 45% / 55% split of the Company’s total gold production between the first half and second half of the year, respectively.

BARRICK YEAR-END 2025	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold Cost of Sales per Ounce7
On a per ounce basis, cost of sales applicable to gold7, after removing the portion related to non-controlling interests, is expected to be in the range of $1,870/oz to $2,070/oz in 2026, compared to the 2025 actual result of $1,697/oz.
The drivers of the increase are higher depreciation and for the reasons described in the Gold TCC/oz6 section immediately below. The higher depreciation on a per ounce basis is mainly driven by Loulo-Gounkoto and NGM. At the former, it relates to the provisional purchase price allocation following the return of control. At NGM, it relates to ore mined from South Arturo (within Carlin) and Crossroads (within Cortez) where capitalized stripping was incurred in prior periods and as the ore is mined in 2026, it carries a higher depreciation charge on a per ounce basis relative to the other feed at these two sites. In addition to this, across the other assets, reinvestment in the business is also contributing to higher depreciation as we incur a full 12 months of depreciation on the newly installed assets.

Gold Total Cash Costs per Ounce6
TCC/oz6 in 2026 is expected to be in the range of $1,330/oz to $1,470/oz, compared to the 2025 actual result of $1,199/oz.
Our 2026 cost guidance for TCC/oz6 is based on a gold price assumption of $4,500/oz whereas the average gold price realized for 2025 was $3,501/oz. This difference of $999/oz represents around $60/oz of the increase in TCC/oz6. Furthermore, the average royalty rate for our Loulo-Gounkoto mine is now 18% as a result of the royalties and duties applicable under the 2023 Mining Code. This has increased the overall sensitivity of the costs incurred at our mines to the gold price and has amplified the impact of the gold price increase because the Loulo-Gounkoto mine is expected to produce 260 to 290koz in 2026 compared to the 29koz in 2025.
In our North America region (which also includes our Pueblo Viejo mine from 2026), our 2026 guidance for TCC/oz6 for NGM of $1,300/oz to $1,440/oz compares to the 2025 actual result of $1,229/oz. The higher gold price assumption represents ~$35/oz of the increase. We are also expecting lower grades mined from the open pits driven by the mine plans and more material hauled from Cortez to the Carlin roasters (which adds to the cost profile). In addition, for 2026 we expect that the price of key consumables will remain at higher levels driven by increased tariffs whereas in 2025, this was more muted until Q4.
For our Africa & Middle East region, TCC/oz6 is expected to be in the range of $1,490/oz to $1,640/oz, which is an increase compared to 2025 mainly driven by the higher production from Loulo Gounkoto at a higher cost base as we focus on ramping up the mine following the return of control in mid December 2025 and at North Mara where lower grades are planned to be fed during 2026 compounded by a higher strip ratio year on year. The higher gold price assumption also represents ~$30/oz of the increase in 2026 relative to 2025 based on our $4,500/oz gold price assumption.

Gold All-In Sustaining Costs per Ounce6
AISC/oz6 in 2026 is expected to be in the range of $1,760/oz to $1,950/oz, compared to the 2025 actual result of $1,637/oz. ~$60/oz of this increase is driven by the higher gold price assumption of $4,500/oz used for our 2026 guidance. The remainder of the increase is based on the expectation that minesite sustaining capital expenditures6 on a per ounce basis will be slightly higher than 2025 (refer to Capital Expenditures commentary below for further detail).

Copper Production and Costs
We expect 2026 copper production to be in the range of 190 to 220 thousand tonnes, compared to actual production of 220 thousand tonnes in 2025. Production is expected to be highest in Q2 and Q3 with Q1 being the lowest quarter of the year mainly driven by grade at Lumwana as per the mine plan.
In 2026, cost of sales applicable to copper7 is expected to be in the range of $3.05/lb to $3.35/lb, which compares to the actual result of $2.91/lb for 2025. Our 2026 cost guidance for cost of sales/lb6 is based on a copper price assumption of $5.50/lb whereas the average realized copper price for 2025 was $4.72/lb. This difference of $0.78/lb represents around $0.05/lb of the increase. In addition, higher maintenance costs at Lumwana driven by an optimized planned change out schedule to improve availabilities and deliverability of the mine plan. C1 cash costs/lb6 guidance of $2.20/lb to $2.45/lb for 2026 compares to the 2025 actual result of $2.14/lb, mainly driven by the higher costs at Lumwana as referred to above. Copper AISC/lb6 guidance of $3.45/lb to $3.75/lb for 2026 compares to the actual result of $3.20/lb in 2025 with higher costs expected at Zaldívar and Lumwana.

Exploration and Project Expenses
We expect to incur approximately $450 to $500 million of exploration and project expenses in 2026. This is higher than our 2025 guidance range, and compares to the 2025 actual result of $367 million. The drivers of the higher spend are detailed below.
Within this range, we expect our exploration and evaluation expenditures in 2026 to be approximately $320 to $350 million. This is higher than the 2025 actual result of $247 million driven by an increase in spending at Barrick’s 100% owned Fourmile project where we expect our drilling spend to increase to $150 to $160 million. This is partially offset by a lower spend across the rest of the portfolio. This spend on exploration and evaluation expenditures will continue to support our resource and reserve conversion over the coming years continuing our record of replacing the reserves we mine.
We also expect to incur approximately $130 to $150 million of project expenses in 2026, compared to $120 million in 2025. The driver of this increase is that we expect to incur costs of $20 million on studies work for Barrick’s 100% owned Fourmile project. The remainder of the expected spend for 2026 relates to corporate development activities, Pascua-Lama and project costs at NGM.

General and Administrative Expenses
In 2026, we expect corporate administration costs to be approximately $120 million given our track record over the last seven years of consistently delivering costs below the guidance.
Separately, stock-based compensation expense in 2026 is expected to be approximately $60 million based on a share price assumption of $37.60 noting that the actual outcome will be impacted by the share price movements over the course of the 2026 year.

BARRICK YEAR-END 2025	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs, Net
In 2026, our guidance range for net finance costs of $230 to $250 million primarily represents interest expense on long-term debt, non-cash interest expense relating to the gold and silver streaming agreements at Pueblo Viejo, and accretion, net of finance income. This guidance for 2026 is slightly higher than the actual result for 2025 of $227 million, and reflects our expectation that market interest rates will on average be lower relative to 2025, translating to lower interest income earned on our cash balance. Interest expense incurred on our bonds is at a fixed rate and consequently does not change with market interest rates.

Capital Expenditures
Total attributable gold and copper capital expenditures for 2026 are expected to be in the range of $4,000 to $4,450 million. This is higher than the actual spend for the 2025 year of $3,011 million driven by the advancement of both the Lumwana Super Pit Expansion project and the Reko Diq project. At Lumwana, the capital spend on the growth project is expected to be $750 to $850 million and at Reko Diq the capital expenditure is expected to be $600 - $700 million (Barrick’s 50% share). Inclusive of these two major projects, we expect attributable project capital expenditures6 to be in the range of $2,500 to $2,750 million in 2026, which is higher than our actual expenditures of $1,399 million in 2025. Across the Company’s gold assets, the material growth projects relate to Barrick’s 100% owned Fourmile project in Nevada, the new Naranjo tailings facility at Pueblo Viejo, the Goldrush ramp-up at Cortez and the Ren project at Carlin.
Attributable minesite sustaining capital expenditures6 for 2026 are expected to be in the range of $1,500 to $1,700 million, which compares to the actual spend for 2025 of $1,560 million. The guidance range for 2026 is split between our gold assets ($1,100 to $1,250 million) and copper assets ($400 to $450 million). Compared to the prior year, minesite sustaining capital expenditures6 in 2026 are expected to be only slightly higher than 2025 across the Company’s gold assets, with higher expenditure at Loulo-Gounkoto and Pueblo Viejo offset by a lower spend at Veladero (plus the divestiture of Hemlo and Tongon). For the copper assets, minesite sustaining capital expenditures6 in 2026 are expected to be around $100 million higher than 2025 with a higher spend expected at Zaldívar and to a lesser extent Lumwana.

Effective Income Tax Rate
Based on a gold price assumption of $4,500/oz, our expected effective tax rate range for 2026 is 24% to 28%. The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper prices, the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

Outlook Assumptions and Economic Sensitivity Analysis

	2026 Guidance Assumption	Hypothetical Change	Consolidated impact on EBITDA[a] (millions)	Attributable impact on EBITDA[a] (millions)	Attributable impact on TCC and AISC[a]

Gold price sensitivity	$4,500/oz	+/- $100/oz	‘ +/-$650	‘ +/-$300	‘ +/-$5/oz
Copper price sensitivity	$5.50/lb	+/-$0.25/lb	‘+/- $110	‘+/- $110	‘+/-$0.02/lb
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.

Three Year (2026-2028) Production Outlook

We expect Cortez, Loulo-Gounkoto, Kibali, North Mara and Phoenix to deliver higher year-over-year performances in 2027 relative to 2026, together with stable delivery across the rest of the portfolio. In 2028, the increase in gold production is driven by NGM and for copper by Lumwana. Our gold and copper production outlook over the next three years are as follows:

	2026 Guidance	2027 Outlook	2028 Outlook
Gold production (millions of ounces)	2.90 - 3.25	3.30 - 3.65	3.40 - 3.75
Copper production (thousands of tonnes)	190 - 220	195 - 225	255 - 285

Sustainability
Barrick’s vision for sustainability is underpinned by the knowledge that sustainability aspects are interconnected and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. We must tackle all sustainability aspects holistically and concurrently to make meaningful progress in any single aspect. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage its environment and people. This is achieved through identification of programs, metrics, and targets that measure progress and deliver value for the business and our stakeholders, including our host countries and local communities.
The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

BARRICK YEAR-END 2025	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Governance
The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the Group Chief Operating Officer and Interim President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The Group Chief Operating Officer and Interim President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board's ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, community relations and development and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business, as well as the progress and issues integrated into weekly Executive Committee review meetings.
Incentive payments for senior leaders under Barrick’s Partnership Plan are tied to Sustainability performance. For 2025, this comprised a 20% weighting under the annual incentive program based on our annual safety and environment performance, and a 20% weighting under our Long-Term Company Scorecard linked to the assessment of our industry-first Sustainability Scorecard. The Sustainability Scorecard targets and metrics are updated annually to ensure continuous improvement. The results of the 2025 Sustainability Scorecard will be published in the Annual Report and Sustainability Report during the first half of 2026. The E&S Committee tracks our progress against all scorecard metrics on a quarterly basis.

Human rights
Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and the Voluntary Principles on Security and Human Rights. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: due diligence, risk identification and management, monitoring and reporting, training, and where appropriate disciplinary action and remedy.
We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to private and public security forces across our sites. During 2025, independent human rights assessments were undertaken at the following sites: North Mara in Tanzania; Veladero in Argentina; and Porgera in Papua New Guinea.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate to achieve our safety vision for “Everyone to go home safe and healthy every day.”
Our Management-Level Safety Committee continues to drive the implementation of the “Journey to Zero” initiative. The current priority is the development of operational standards, improving the quality of safety leadership interactions and critical control verifications through extensive training programs.
We report our safety performance quarterly as part of both our E&S Committee meetings and our reports to the ESG & Nominating Committee. Our safety performance is the first item on our weekly Executive Committee review meeting.
As part of our Journey to Zero, we have identified four key elements in developing a culture that fosters a strong and effective focus on safety: (1) Leadership and Culture, (2) Zero Fatalities, (3) Risk Management and hazard identification, and (4) Prevention of Injuries.
Overall, the Group saw an improvement in their LTIFR and TRIFR performance over the prior year - the latter of which was one of the best among the ICMM peers in 2024. The TRIFR8 of 0.71 improved by 24% compared to 2024 and the severity of injuries has been reduced significantly, as evidenced by a 31% decrease in LTIFR8 from the prior year to 0.09.
Notwithstanding these positive improvements on lagging indicators, it is with regret that these advancements were overshadowed by four fatalities that occurred during 2025; one at NGM, one at Bulyanhulu and two at Kibali. All four incidents occurred underground, two of which related to individuals operating mobile equipment near open stopes and holes, and the remaining two incidents associated with individuals placing themselves in the line of fire of mobile equipment. Our focus remains on the Fatal Risk Management program, entailing Fatal Risk standards, operational standards and critical controls. The Critical Control Verifications roll out and adoption has been successful in the field, with focus now shifting to quality of interactions.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but more importantly because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:
The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers,

BARRICK YEAR-END 2025	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

governments and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.
Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. Our annual Tax Contribution Report, most recently published in May 2025, sets out, in detail, our economic contributions to host governments.
Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.
Our community development spend for 2025 totaled nearly $61 million.

Environment
We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. We can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships by being responsible stewards of the environment. This includes applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste, as well as working to protect biodiversity. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate and protect biodiversity are key areas of focus.
We maintained our strong track record of stewardship and did not record any Class 19 environmental incidents in 2025.

Climate Change
The Board’s ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.
We are acutely aware of the impacts that climate change and extreme weather events have on our host communities and countries, particularly developing nations which are often the most vulnerable. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to a changing climate and extreme weather events, as well as position ourselves for new opportunities. These factors continue to be incorporated into our formal risk assessment process. We have identified several risks and opportunities for our business including: physical impacts of extreme weather events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.
The risk assessment process includes climate scenario analysis to assess site-specific climate-related risks and opportunities. The key findings and a summary of material physical and transitional risk assessment were disclosed as part of our CDP (formerly known as the Carbon Disclosure Project) questionnaire, submitted to CDP in September 2025. CDP scored Barrick’s stewardship and transparency an A- (best practice class) for both climate change and water.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production and reduce our costs.
We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socioeconomic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. The detailed roadmap was first published in our 2021 Sustainability Report and includes committed capital projects and projects under investigation that rely on technological advances, with a progress summary contained in the 2024 Sustainability Report.
We continue to progress our extensive work across our value chain in understanding our Scope 310 (indirect emissions associated with the value chain) emissions and implementing our engagement roadmap to enable our key suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.

Improve our disclosure on climate change
Our disclosure on climate change, including in our Sustainability Report and on our website, is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world, including the International Sustainability Standards Board’s S2 Climate-related Disclosures standard. In addition, we complete the annual CDP Climate Change and Water Security questionnaire. This ensures our investor-relevant water use, emissions and climate data is widely available.

BARRICK YEAR-END 2025	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Emissions
Barrick’s interim GHG emissions reduction target was established in 2018 based on a steady state production profile. As Barrick’s production is forecast to increase towards the end of the decade, with major projects expected to be commissioned, such as Goldrush, Reko Diq, the Lumwana Super Pit expansion and the Pueblo Viejo expansion, the Group’s GHG reduction targets were updated and published in the 2024 Sustainability Report. The updated reduction target is for a minimum 30% intensity reduction by 2030 against our 2018 baseline. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e and intensity of 0.47 t CO2-e per tonne of ore processed.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened.
During the fourth quarter of 2025, the Group's total Scope 1 and 210 (location-based) GHG emissions were 1,928 kt CO2-e. The preliminary 2025 annual Scope 1 and 2 emissions are 7,722 kt CO2-e11 (location-based). Increased emissions from 2024 are due predominantly to higher limestone use for neutralization at Pueblo Viejo, and increased production at Porgera.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy and standalone Water Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.
Understanding the water stress in the regions in which we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the Group risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We set an annual water recycling and reuse target of 80%. Our water recycling and reuse rate for Q4 2025 and the year achieved this target, with performance at 82% and 81%, respectively.

Tailings
We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We disclosed our conformance to the GISTM for all Extreme and Very High consequence facilities on the Barrick website in August 2023, within the GISTM disclosure timeframe. All of our sites that are classified as Very High or Extreme consequence are in conformance with the GISTM. We disclosed our conformance to the GISTM for all remaining tailings facilities in August 2025.
Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our BAPs. The BAPs outline our strategy to achieve no-net loss for all key biodiversity features and their associated management plans.

Market Overview
The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow6 for our shareholders.

Gold
The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2025, the gold price ranged from $2,615 per ounce to an all-time high of $4,550 per ounce. The average market price for the year of $3,432 per ounce also represented an all-time annual high, and a 44% increase from the 2024 average of $2,386 per ounce.
During the year, the gold price rose strongly, reaching all-time high nominal and average prices, as inflation pressures eased, benchmark interest rates were cut, and the trade-weighted US dollar weakened while the global economic outlook remained uncertain and geopolitical conflicts persisted, underscoring gold’s role as a safe haven investment and store of value.

AVERAGE MONTHLY SPOT GOLD PRICES
(dollars per ounce)
Copper
During 2025, London Metal Exchange copper prices traded in a range of $3.68 per pound to an all-time high of $5.88 per pound, averaged $4.51 per pound, and closed the year at $5.67 per pound. Copper prices are heavily influenced by physical demand from emerging markets, especially China.
Copper prices in 2025 were impacted by tariff concerns, supply disruptions, reductions in benchmark interest rates, and a decrease in the trade-weighted US dollar.

BARRICK YEAR-END 2025	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

AVERAGE MONTHLY SPOT COPPER PRICES
(dollars per pound)
We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2025, we recorded 56 million pounds of copper sales still subject to final price settlement at an average provisional price of $5.34 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $30 million, holding all other variables constant.

Currency Exchange Rates
The results of our mining operations outside of the United States are affected by fluctuations in exchange rates. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. We also have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, euro, South African rand, and British pound through mine operating and capital costs. In addition, we also have exposure to the Pakistani rupee through project costs and capital costs on Reko Diq.
Fluctuations in these exchange rates increase the volatility of our costs reported in US dollars. In 2025, the Australian dollar traded in a range of $0.59 to $0.67 against the US dollar, while the US dollar against the Canadian dollar and West African CFA franc ranged from $1.35 to $1.48 and XOF 550 to XOF 647, respectively. Due to inflationary pressures in Argentina and the actions of the government, there was a continued weakening of the Argentine peso during the year and it ranged from ARS 1,031 to ARS 1,492.

Fuel
For 2025, the price of WTI crude oil traded in a range between $55 and $81 per barrel, with the market price averaging $65 per barrel, and closing the year at $57 per barrel. Oil prices were impacted by concerns about global economic growth, managed supply, and geopolitical concerns, including the ongoing invasion of Ukraine by Russia, conflicts in the Middle East and uncertainty related to Venezuela.

AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI)
(dollars per barrel)

US Dollar Interest Rates
During 2025, as inflationary pressures continued to ease, benchmark interest rates were cut by a total of 75 bps to a range of 3.50% to 3.75% by the end of the year. Changes to monetary policy in 2026 will be dependent on economic data to be observed during the year.
At present, our interest rate exposure mainly relates to interest income received on our cash balances ($6.7 billion at December 31, 2025); the carrying value of certain non-current assets and liabilities; and the interest payments on our variable-rate debt (less than $0.05 billion at December 31, 2025). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of our debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

Reserves and Resources12
For full details of our mineral reserves and mineral resources, refer to page 74 of the Fourth Quarter 2025 Report.

Gold Reserves and Resources
Barrick’s 2025 gold mineral reserves and resources are estimated using a gold price assumption of $1,500 and $2,000 per ounce, increased from $1,400 and $1,900 in 2024 respectively. Both are reported to a rounding standard of two significant digits for tonnes and metal content, with grades reported to two decimal places.
As of December 31, 2025, Barrick’s proven and probable gold mineral reserves were 85 million ounces13 at an average grade of 0.98 g/t, from 89 million ounces14 at an average grade of 0.99 g/t in 2024. This represents a year-over-year, attributable mineral reserves decrease of 4.1 million ounces, which was a result of the Tongon and Hemlo divestitures which accounted for a reduction of 2.2 million ounces alongside 3.7 million ounces of 2025 annual depletion partially offset by 1.8 million ounces of additions associated with commodity price change and exploration additions. Although depletion was higher than net conversion by 1.9 million ounces for 2025, the three-year rolling average gold mineral reserve replacement stands

BARRICK YEAR-END 2025	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

close to 190% adding more than 24 million ounces to gold mineral reserves (excluding both acquisitions and divestments), primarily supported by 17 million ounces15 of net change in the prior year. Furthermore three year average gold-equivalent net replacement is in excess of 500% supported by the Reko Diq and Lumwana feasibility studies in the prior year.

ATTRIBUTABLE CONTAINED GOLD RESERVES13,14,a
(Moz)
a Figures rounded to two significant digits.

Barrick attributable measured and indicated gold resources for 2025 stand at 150 million ounces13 at 1.01 g/t, with a further 43 million ounces13 at 1.0 g/t of inferred resources. Measured and indicated mineral resources reduced by 20 million ounces as a result of the divestiture of Donlin and a further 2.2 million ounces as a result of the divestiture of Alturas. Overall divestitures in 2025 accounted for a reduction of 26 million ounces of measured and indicated mineral resources and 7.3 million ounces of inferred mineral resources respectively. Aside from the divestitures, we delivered net additions across the rest of the portfolio of more than 14 million ounces of mineral resources as detailed further below13,14.
Mineral resources are reported inclusive of mineral reserves and both tonnes and metal content are reported to a rounding standard of two significant digits for tonnes and metal content. Measured and indicated mineral resource grades are reported to two decimal places, whilst inferred mineral resource grades are reported to one decimal place.
In North America, the ongoing growth drilling at Fourmile grew inferred mineral resources to 13 million ounces13 at 16.9 g/t in 2025, from 6.4 million ounces14 at 14.1 g/t in 2024. Similarly, closer spaced conversion drilling at Fourmile also more than doubled indicated mineral resources to 2.6 million ounces13 at 17.59 g/t from 1.4 million ounces14 at 11.76 g/t. The substantial increases in gold mineral resources at Fourmile supports the possibility for potential future conversions.
The Pueblo Viejo mineral reserves and resources are reported as part of the North American region for 2025 and were previously reported as part of the South America & Asia Pacific region in 2024.
Overall gold mineral measured and indicated resources in the Africa & Middle East region, after annual depletion, grew to 32 million ounces13 at 3.20 g/t in 2025 from 31 million ounces14 at 3.26 g/t in 2024. This was predominantly driven by both Kibali and North Mara, with extensions of the ARK, Gea and Rama open pit orebodies respectively. Similarly inferred gold mineral resources within the Africa & Middle East region grew to 5.8 million ounces13 at 2.8 g/t in 2025 from 5.2 million ounces14 at 3.1 g/t in 2024.

Copper Reserves and Resources
For Barrick-operated assets, copper mineral reserves for 2025 are estimated using a copper price assumption of $3.25 per pound, increased from $3.00 per pound in 2024. Copper mineral resources for 2025 are estimated using a price of $4.50 per pound also increased from $4.00 per pound in 2024. Both are reported to a rounding standard of two significant digits, for tonnes and metal content, with grades reported to two decimal places.
Attributable proven and probable copper mineral reserves remained at 18 million tonnes of copper13 at 0.46% in 2025 on an attributable basis, from 18 million tonnes of copper14 at 0.45% in 2024.

ATTRIBUTABLE CONTAINED COPPER RESERVES13,14,a
(M tonnes)
a Figures rounded to two significant digits.

Barrick’s attributable measured and indicated resources for 2025 stands at 24 million tonnes of copper13 at 0.39%, with a further 4.2 million tonnes of copper13 at 0.3% of inferred resources, reflecting increases related to the change in commodity pricing. Mineral resources are reported inclusive of mineral reserves and both tonnes and metal content are reported to a rounding standard of two significant digits for tonnes and metal content. Measured and indicated mineral resource grades are reported to two decimal places, whilst inferred mineral resource grades are reported to one decimal place.
2025 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product.

BARRICK YEAR-END 2025	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks and Risk Management
Overview
The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. To achieve this, we:
■maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
■integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
■actively monitor key controls we rely on to achieve the Company’s objectives so they remain in place and are effective at all times; and
■provide assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Board and Committee Oversight
We maintain strong risk oversight practices, with responsibilities outlined in the mandates of the Board and related committees. The Board’s mandate is clear on its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.
The Audit & Risk Committee assists the Board in overseeing the Company’s management of principal risks and the implementation of policies and standards for monitoring and modifying such risks, as well as monitoring and reviewing the Company’s financial position and financial risk management programs. The ESG & Nominating Committee assists the Board in overseeing the Company’s policies and performance for its environmental, health and safety, corporate social responsibility and human rights programs. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance, including with respect to climate change and water.

Management Oversight
Our weekly Executive Committee Review is the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. Additionally, our most senior management-level body dedicated to sustainability is the E&S Committee which meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. At every quarterly meeting, the ESG & Nominating Committee and the Audit & Risk Committee are provided with updates on the key issues identified by management at these regular sessions.

Principal Risks
The following subsections describe some of our key sources of uncertainty and critical risk mitigation activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A.

Risk Factor	Risk Mitigation Strategy
Free cash flow[6] and costs
Our ability to improve productivity, control operating costs and optimize working capital remains a focus in 2026 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations.

■Maximizing the benefit of higher gold prices through agile management and operational execution;
■Weekly Executive Committee Review to identify, assess and respond to risks in a timely manner;
■Enabling simplification and agile decision making through optimization of business systems;
■Supply Chain is decentralized to the operations with a centralized Strategic Sourcing Group and is focused on mitigating the risks of rising costs and supply chain disruption;
■Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;
■Continued enhancement and testing of controls to prevent, detect and respond to potential cyber-attacks; and
■A flat, operationally focused, agile management structure with an ownership culture.

BARRICK YEAR-END 2025	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Factor	Risk Mitigation Strategy
Social license to operate
At Barrick, we are committed to building, operating and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick also recognizes climate change as an area of risk requiring specific focus and that reducing GHG emissions to counter the causes of climate change requires strong collective action by the mining industry.
■Our commitment to responsible mining is supported by a robust governance framework, including an overarching Sustainable Development Policy and related policies in the areas of Biodiversity, Conflict-Free Gold, Social Performance, Occupational Health and Safety, Environment and Human Rights;
■Use of our Sustainability Scorecard to track sustainability performance using key performance indicators aligned to priority areas set out in our strategy;
■Mandatory training on our Code of Business Conduct and Ethics as well as supporting policies which set out the ethical behavior expected of everyone working at, or with, Barrick;
■We take a partnership approach with our host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;
■Standalone, independent Human Rights Assessment Program whereby each site is assessed on a periodic cycle of two to three years, depending on the risk level and the number and level of identified risks to the rightsholder;
■Established CDCs at all our operating mines to identify community needs and priorities and to allocate funds to those initiatives most needed and desired by local stakeholders;
■We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits and annual human rights impact assessments;
■We published further site-level TSF disclosures, in accordance with Principle 15 of the GISTM, and have worked diligently toward bringing inactive TSFs into Safe Closure on a priority basis;
■Our climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our impacts on climate change; and (3) improve our disclosure on climate change;
■We continuously monitor developments around the world and work closely with our local communities on managing the impacts of health issues, such as Ebola or Mpox outbreaks, on our people and business; and
■We continuously review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook
Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2026 and beyond, our overriding objective of growing free cash flow[6] continues to be underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development, as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

■Focus on responsible mineral resource management, continuously improve ore body knowledge and add to reserves and resources;
■Consolidate and secure dominant land positions in favored operating districts and emerging new prospective geological domains;
■Focus on economically feasible discoveries with potential Tier One[1,3] status;
■Optimize the value of underdeveloped projects;
■Establish and develop motivated and highly agile discovery-driven teams;
■Identify emerging opportunities and secure them through earn-in agreements or acquisition; and
■Regular review and management of capital projects at executive committee level.

Financial position and liquidity
Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.
■Continued focus on generating positive free cash flow[6] by improving the underlying cost structures of our operations in a sustainable manner;
■Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, including our capacity to provide cash returns to shareholders, repurchase outstanding debt and shares, and formulate appropriate strategies;
■Review of debt and net debt levels to ensure appropriate leverage and monitor the market for liability management opportunities; and
■Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn Credit Facility, asset sales, joint ventures or the issuance of debt or equity securities.

BARRICK YEAR-END 2025	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). Starting with the Q2 2025 MD&A, the discussion on Loulo-Gounkoto is presented in the “Other Mines - Gold” section as no operating data or per ounce data was provided for Q1 2025 to Q3 2025 as a result of the temporary suspension of operations starting January 14, 2025, and subsequent loss of control on June 16, 2025. On November 24, 2025, Barrick announced that an agreement had been entered into with the Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management. The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	33,330	34,963	(5)%	142,558	155,626	(8)%	167,641
Open pit ore	7,299	5,080	44%	20,341	19,541	4%	29,797
Open pit waste	24,390	28,239	(14)%	115,887	130,049	(11)%	132,323
Underground	1,641	1,644	0%	6,330	6,036	5%	5,521
Average grade (grams/tonne)
Open pit mined	1.24	0.96	29%	1.17	1.11	5%	1.03
Underground mined	8.80	8.46	4%	8.29	8.47	(2)%	8.99
Processed	2.79	2.75	1%	2.76	2.84	(3)%	1.98
Ore tonnes processed (000s)	7,535	6,247	21%	25,866	23,959	8%	35,590
Oxide mill	2,042	1,906	7%	7,675	8,266	(7)%	9,624
Roaster	1,442	1,329	9%	5,259	5,293	(1)%	4,993
Autoclave	1,087	1,126	(3)%	4,240	4,235	0%	3,636
Heap leach	2,964	1,886	57%	8,692	6,165	41%	17,337
Recovery rate[b]	83%	83%	0%	83%	82%	1%	83%
Oxide Mill[b]	73%	82%	(11)%	78%	79%	(1)%	79%
Roaster	85%	86%	(1)%	86%	85%	1%	86%
Autoclave	83%	78%	6%	80%	79%	1%	82%
Gold produced (000s oz)	466	402	16%	1,591	1,650	(4)%	1,865
Oxide mill	67	71	(6)%	287	331	(13)%	411
Roaster	258	222	16%	864	850	2%	891
Autoclave	131	100	31%	399	373	7%	386
Heap leach	10	9	11%	41	96	(57)%	177
Gold sold (000s oz)	475	406	17%	1,602	1,646	(3)%	1,860
Revenue ($ millions)	2,073	1,467	41%	5,842	4,069	44%	3,721
Cost of sales ($ millions)	813	633	28%	2,653	2,459	8%	2,528
Income ($ millions)	1,236	828	49%	3,141	1,567	100%	1,145
EBITDA ($ millions)[c,d]	1,439	962	50%	3,709	2,070	79%	1,736
EBITDA margin[e]	69%	66%	5%	63%	51%	24%	47%
Capital expenditures[f] ($ millions)	183	168	9%	809	820	(1)%	864
Minesite sustaining[c]	118	107	10%	585	670	(13)%	654
Project[c,g]	64	60	7%	220	146	51%	206
COS ($/oz)	1,695	1,557	9%	1,647	1,478	11%	1,351
TCC ($/oz)[c]	1,191	1,156	3%	1,229	1,126	9%	989
AISC ($/oz) [c]	1,461	1,448	1%	1,620	1,561	4%	1,366
a.Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.
b.Excludes the Gold Quarry (Mill 5) concentrator (decommissioned at the end of Q1 2023).
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
d.EBITDA represents income less depreciation. Depreciation expense is $203 million and $568 million for Q4 2025 and 2025, respectively (Q3 2025: $134 million, 2024: $503 million, 2023: $591 million).
e.Represents EBITDA divided by revenue.
f.Includes capitalized interest.
g.Includes amounts spent on the NGM TS Solar project.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and non-mine site related activity such as the TS Solar Project. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to pages # to 29 and # for a detailed discussion of each minesite’s results.

BARRICK YEAR-END 2025	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Carlin (61.5% basis), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	12,704	14,692	(14)%	60,148	61,273	(2)%	71,059
Open pit ore	1,822	1,062	72%	3,390	2,867	18%	4,067
Open pit waste	10,018	12,760	(21)%	53,378	54,960	(3)%	63,836
Underground	864	870	(1)%	3,380	3,446	(2)%	3,156
Average grade (grams/tonne)
Open pit mined	2.45	2.21	11%	2.21	1.69	31%	2.38
Underground mined	7.30	7.29	0%	7.29	7.65	(5)%	7.97
Processed	5.20	4.41	18%	4.54	4.30	6%	4.51
Ore tonnes processed (000s)	1,554	1,430	9%	5,793	6,657	(13)%	7,256
Oxide mill	0	0	0%	0	0	0%	377
Roaster	963	926	4%	3,798	4,401	(14)%	4,350
Autoclave	569	504	13%	1,877	2,256	(17)%	1,385
Heap leach	22	0	100%	118	0	100%	1,144
Recovery rate[a]	82%	80%	2%	81%	81%	0%	83%
Roaster	85%	85%	0%	85%	84%	1%	85%
Autoclave	70%	54%	30%	61%	64%	(5)%	72%
Gold produced (000s oz)	207	165	25%	687	775	(11)%	868
Oxide mill	0	0	0%	0	0	0%	4
Roaster	173	149	16%	604	669	(10)%	745
Autoclave	31	13	138%	70	86	(19)%	87
Heap leach	3	3	0%	13	20	(35)%	32
Gold sold (000s oz)	211	170	24%	689	777	(11)%	865
Revenue ($ millions)	904	602	50%	2,475	1,870	32%	1,697
Cost of sales ($ millions)	395	254	56%	1,159	1,125	3%	1,100
Income ($ millions)	504	345	46%	1,302	730	78%	577
EBITDA ($ millions)[b,c]	605	394	54%	1,532	919	67%	770
EBITDA margin[d]	67%	65%	3%	62%	49%	27%	45%
Capital expenditures ($ millions)[e]	91	90	1%	453	449	1%	375
Minesite sustaining[b]	70	71	(1)%	375	408	(8)%	373
Project[b]	20	18	11%	74	41	80%	2
COS ($/oz)	1,863	1,493	25%	1,676	1,429	17%	1,254
TCC ($/oz)[b]	1,380	1,201	15%	1,340	1,187	13%	1,033
AISC ($/oz)[b]	1,732	1,643	5%	1,906	1,730	10%	1,486
a.Excludes the Gold Quarry (Mill 5) concentrator (decommissioned at the end of Q1 2023).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation. Depreciation expense is $101 million and $230 million for Q4 2025 and 2025, respectively (Q3 2025: $49 million, 2024: $189 million, 2023: $193 million).
d.Represents EBITDA divided by revenue.
e.Includes capitalized interest.

Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	1	0	1	3
LTIFR[8]	0.42	0.00	0.1	0.30
TRIFR[8]	2.10	2.11	1.66	2.33
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2025 compared to Q3 2025
Gold production in Q4 2025 was 25% higher compared to Q3 2025 primarily due to higher throughput and grades processed at both the roasters and the autoclave. Higher grades processed were driven by access opening up to mine higher grade ore in the South Arturo pit, in line with the mine plan. Autoclave throughput increased following the completion of the shutdown during Q3 2025 and both roasters performed better on throughput and runtime in Q4 2025 driven by reliability improvements.
COS/oz7 and TCC/oz6 in Q4 2025 were 25% and 15% higher, respectively, compared to Q3 2025 due to increased sulfuric acid consumption due to changes in ore feed composition. This was compounded by sulfur and sulfuric acid pricing pressures, the impacts of tariffs on other key consumables as well as higher royalties from the higher realized gold price6. COS/oz7 was further impacted by higher depreciation expense which relates to ore sourced from South Arturo. In Q4 2025, AISC/oz6 was 5% higher compared to Q3 2025, mainly due to higher TCC/

BARRICK YEAR-END 2025	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

oz6, partially offset by lower minesite sustaining capital expenditures6 on a per ounce basis.
Capital expenditures in Q4 2025 were in line with Q3 2025, as higher capitalized stripping was offset by lower underground development, in line with the mine plan.

2025 compared to 2024
Gold production in 2025 was 11% lower compared to 2024, mainly due to lower underground grades mined. A secondary impact of this was more of the higher grade Cortez refractory ore was processed at the Carlin roasters compared to 2024. This displacement of lower grade Carlin feed ensured that overall production for NGM was maximized. Heap leach production was also lower for 2025 owing to the leach cycle with minimal tonnes placed on leach pads in 2024 and 2025. Leach placement is expected to increase once the Gold Quarry pit is back mining in ore (expected in 2027).
COS/oz7 and TCC/oz6 for 2025 were 17% and 13% higher, respectively, than 2024, primarily due to the lower production (resulting in lower fixed cost dilution), combined with higher royalties from the higher realized gold price6. In addition, processing costs were higher, driven by higher sulfur pricing in 2025, combined with higher consumable prices as the impact of tariffs started to be realized in Q4 2025, specifically on steel products. For 2025, AISC/oz6 was 10% higher than 2024, due to the impact of higher TCC/oz6, and slightly higher minesite sustaining capital expenditures6 on a per ounce basis.
Capital expenditures in 2025 were in line with 2024 as higher project capital expenditures6 (related to the ramp-up of the Ren project in 2025), were offset by lower minesite sustaining capital expenditures6 following the completion of the Komatsu-930 truck fleet replacement project in 2024.

2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	687	705 -785
Cost of sales[7] ($/oz)	1,676	1,470 - 1,570
Total cash costs[6] ($/oz)	1,340	1,140 - 1,220
All-in sustaining costs[6] ($/oz)	1,906	1,630 - 1,730

Gold production for 2025 was below the guidance range, as previously disclosed, primarily due to a slower than planned ramp-up of the Gold Quarry roaster and delayed access to higher grade underground zones due to poor ground conditions. This was further impacted by an increase in higher grade ore shipped from Cortez and processed at the Carlin roasters, to the overall benefit of NGM. COS/oz7 and TCC/oz6 were both above the guidance ranges mainly due to the impact of lower production, combined with increased sulfuric acid consumption and pricing, and higher consumable prices partially driven by the impact of tariffs. AISC/oz6 was also higher than guidance, mainly driven by higher TCC/oz6. All cost metrics were also impacted by higher royalties from the higher realized gold price6. Our cost guidance for 2025 was based on a gold price assumption of $2,400/oz. Given the actual realized gold price6 was considerably higher at $3,501/oz, the cost guidance ranges for Carlin need to be increased by $40/oz to provide a more meaningful comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,510 to $1,610, TCC/oz6 of $1,180 to $1,260 and AISC/oz6 of $1,670 to $1,770. The actual cost metrics for 2025 were higher than the price adjusted ranges due to the lower than planned production as explained above.

BARRICK YEAR-END 2025	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez (61.5% basis), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	13,465	13,699	(2)%	56,200	67,928	(17)%	70,570
Open pit ore	3,147	1,777	77%	7,407	5,499	35%	14,991
Open pit waste	9,770	11,372	(14)%	46,711	60,666	(23)%	54,133
Underground	548	550	0%	2,082	1,763	18%	1,446
Average grade (grams/tonne)
Open pit mined	0.73	1.16	(37)%	0.95	1.31	(27)%	0.78
Underground mined	8.65	8.06	7%	7.83	7.86	0%	9.54
Processed	1.82	2.26	(19)%	2.10	2.30	(9)%	1.37
Ore tonnes processed (000s)	2,963	2,028	46%	8,326	6,613	26%	15,741
Oxide mill	540	538	0%	2,059	2,433	(15)%	2,504
Roaster	475	403	18%	1,457	892	63%	643
Autoclave	2	44	(95)%	187	n/a	n/a	n/a
Heap leach	1,946	1,043	87%	4,623	3,288	41%	12,594
Recovery rate	83%	83%	0%	83%	83%	0%	84%
Oxide Mill	78%	79%	(1)%	80%	80%	0%	82%
Roaster	86%	88%	(2)%	87%	87%	0%	88%
Autoclave	24%	45%	(47)%	46%	n/a	n/a	n/a
Gold produced (000s oz)	130	124	5%	454	444	2%	549
Oxide mill	40	40	0%	162	193	(16)%	273
Roaster	84	73	15%	258	178	45%	143
Autoclave	0	5	(100)%	7	n/a	n/a	n/a
Heap leach	6	6	0%	27	73	(63)%	133
Gold sold (000s oz)	136	123	11%	462	441	5%	548
Revenue ($ millions)	577	438	32%	1,652	1,061	56%	1,068
Cost of sales ($ millions)	218	198	10%	745	619	20%	722
Income ($ millions)	357	238	50%	899	433	108%	333
EBITDA ($ millions)[a,b]	410	283	45%	1,070	589	82%	557
EBITDA margin[c]	71%	65%	9%	65%	56%	16%	52%
Capital expenditures ($ millions)	64	56	14%	255	249	2%	260
Minesite sustaining[a]	22	15	47%	114	159	(28)%	191
Project[a]	42	41	2%	141	90	57%	69
COS ($/oz)	1,592	1,612	(1)%	1,609	1,402	15%	1,318
TCC ($/oz)[a]	1,196	1,242	(4)%	1,234	1,046	18%	906
AISC ($/oz) [a]	1,384	1,407	(2)%	1,513	1,441	5%	1,282
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.EBITDA represents income less depreciation. Depreciation expense is $53 million and $171 million for Q4 2025 and 2025, respectively (Q3 2025: $45 million, 2024: $156 million, 2023: $224 million).
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	1	0	1	1
LTIFR[8]	0.88	0.00	0.22	0.23
TRIFR[8]	2.63	5.29	2.21	1.6
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2025 compared to Q3 2025
Gold production in Q4 2025 was 5% higher compared to Q3 2025. This was mainly driven by higher ore tonnes from both Cortez Pits and Goldrush transported and processed at the Carlin roasters, combined with higher grades from
Cortez Hills underground, partially offset by lower grades from the open pits.
COS/oz7 and TCC/oz6 in Q4 2025 were 1% and 4% lower, respectively, than Q3 2025, driven by the increased production and favorable leach tonne placement driven by higher open pit ore tonnes, partially offset by higher royalties from the higher realized gold price6. In Q4 2025, AISC/oz6 were 2% lower than Q3 2025, mainly due to lower TCC/oz6, partially offset by higher minesite sustaining capital expenditures6.
Capital expenditures in Q4 2025 were 14% higher compared to Q3 2025, mainly due to higher minesite sustaining capital expenditures6 driven by increased capitalized waste stripping and fleet replacements in both the open pit and underground operations.

BARRICK YEAR-END 2025	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 compared to 2024
Gold production in 2025 was 2% higher than 2024 primarily due to higher refractory ore shipped and processed at the Carlin roasters driven by productivity improvements in the Cortez Hills underground, the ramp-up of Goldrush and higher proportions of refractory ore mined from Cortez Pits. The other consequence of higher refractory material sourced from the open pits was lower oxide ore tonnes and grades through the oxide mill which were the main drivers of the lower oxide mill production. Finally, leach ounces were lower compared to the prior year. Although ore stacked was higher, given close to half of the tonnes were placed in Q4 and with the longer processing cycle time, the gold will be realized across 2025 and 2026.
COS/oz7 and TCC/oz6 in 2025 were 15% and 18% higher, respectively, than 2024, reflecting a higher proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix and higher royalties from the higher realized gold price6. For 2025, AISC/oz6 increased by 5% compared to 2024, driven by higher TCC/oz6, partially offset by lower minesite sustaining capital expenditures6.
Capital expenditures in 2025 increased by 2% compared to 2024, due to increased project capital expenditures6 resulting from higher development and infrastructure spend at Goldrush and the successful initiation of the autonomous haul project during the year. This was partially offset by lower minesite sustaining capital expenditures6 following the investment in the Komatsu 930-E truck fleet which spanned both 2023 and 2024 and lower capitalized waste stripping at Crossroads following the completion of Crossroads Phase 6 stripping in Q2 2025.

2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	454	420 - 470
Cost of sales[7] ($/oz)	1,609	1,420 - 1,520
Total cash costs[6] ($/oz)	1,234	1,050 - 1,130
All-in sustaining costs[6] ($/oz)	1,513	1,370 - 1,470

Gold production for 2025 was in the top half of the guidance range, primarily due to higher than planned refractory ore shipped and processed at the Carlin roasters and the Goldstrike autoclave, to the overall benefit of NGM. COS/oz7 and TCC/oz6 were above the original guidance range reflecting a higher than planned proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix combined with higher sulfur and other consumable prices, partially driven by tariffs. All cost metrics were also impacted by higher royalties from the higher realized gold price6. Our cost guidance for 2025 was based on a gold price assumption of $2,400/oz. Given the actual realized gold price6 was considerably higher at $3,501/oz, the cost guidance ranges for Cortez need to be increased by $55/oz to provide a more meaningful comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,475 to $1,575, TCC/oz6 of $1,105 to $1,185 and AISC/oz6 of $1,425 to $1,525. AISC/oz6 was within the price adjusted guidance range as the higher TCC/oz6 was partially offset by lower than planned capitalized waste stripping at Crossroads following the reclassification of waste material to low grade ore.

BARRICK YEAR-END 2025	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (61.5%), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	327	430	(24)%	1,179	2,339	(50)%	919
Open pit ore	43	54	(20)%	97	132	(27)%	0
Open pit waste	55	152	(64)%	214	1,380	(84)%	0
Underground	229	224	2%	868	827	5%	919
Average grade (grams/tonne)
Open pit mined	1.47	1.51	(3)%	1.50	1.25	20%	n/a
Underground mined	14.06	13.02	8%	12.48	12.50	0%	11.28
Processed	6.20	4.61	34%	4.88	4.86	0%	4.34
Ore tonnes processed (000s)	599	650	(8)%	2,474	2,268	9%	2,608
Oxide Mill	79	72	10%	294	289	2%	357
Autoclave	516	578	(11)%	2,176	1,979	10%	2,251
Roaster	4	0	100%	4	0	100%	0
Recovery Rate	88%	87%	1%	87%	85%	2%	86%
Oxide Mill	83%	86%	(3)%	85%	84%	1%	85%
Autoclave	88%	87%	1%	87%	85%	2%	86%
Roaster	85%	n/a	n/a	85%	n/a	n/a	n/a
Gold produced (000s oz)	105	86	22%	341	304	12%	316
Oxide Mill	4	4	0%	18	14	29%	14
Autoclave	100	82	22%	322	287	12%	299
Heap leach	1	0	100%	1	3	(67)%	3
Gold sold (000s oz)	104	85	22%	342	298	15%	318
Revenue ($ millions)	443	301	47%	1,220	724	69%	620
Cost of sales ($ millions)	149	123	21%	530	481	10%	444
Income ($ millions)	294	180	63%	695	238	192%	172
EBITDA ($ millions)[a,b]	333	209	59%	819	348	135%	288
EBITDA margin[c]	75%	69%	9%	67%	48%	40%	46%
Capital expenditures ($ millions)	19	14	36%	63	63	0%	67
Minesite sustaining[a]	17	13	31%	59	62	(5)%	61
Project[a]	2	1	100%	4	1	300%	6
COS ($/oz)	1,422	1,452	(2)%	1,545	1,615	(4)%	1,399
TCC ($/oz)[a]	1,050	1,099	(4)%	1,178	1,238	(5)%	1,026
AISC ($/oz) [a]	1,225	1,244	(2)%	1,358	1,466	(7)%	1,234
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.EBITDA represents income less depreciation. Depreciation expense is $39 million and $124 million for Q4 2025 and 2025, respectively (Q3 2025: $29 million, 2024: $110 million, 2023: $116 million).
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	0	1	3
LTIFR[8]	0.00	0.00	0.37	1.05
TRIFR[8]	0	1.55	1.12	3.5
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2025 compared to Q3 2025
Gold production in Q4 2025 was 22% higher than Q3 2025, mainly due to higher grades from the undergrounds as per the mine plan resulting in 34% higher processed grades combined with 2% higher underground tonnes mined owing to improved mining efficiencies.
COS/oz7 and TCC/oz6 in Q4 2025 were 2% and 4% lower, respectively, than Q3 2025, primarily due to higher throughput and grades, partially offset by higher maintenance costs due to a major planned shutdown at the autoclave occurring in the quarter. AISC/oz6 was 2% lower than Q3 2025, mainly reflecting lower TCC/oz6, partially offset by higher minesite sustaining capital expenditures6.
Capital expenditures in Q4 2025 were 36% higher than Q3 2025 mainly due to the boiler replacement and other capital works during the planned shutdown, combined with higher TSF spend with the commencement of phase 1 of the Sage TSF expansion during 2025.

2025 compared to 2024
Gold production in 2025 was 12% higher compared to 2024, primarily due to 5% higher underground tonnes mined owing to improved mining efficiencies and 10% higher tonnes processed through the autoclave following the reinvestment in the facility over the last two years to increase overall reliability and throughput.
COS/oz7 and TCC/oz6 in 2025 were 4% and 5% lower, respectively, than 2024, mainly due to higher

BARRICK YEAR-END 2025	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

production and lower unit rates in both the underground and the autoclave driven by improved efficiencies and an overall reduction in contractor spend and unplanned maintenance events. This was partially offset by higher royalties from the higher realized gold price6. AISC/oz6 decreased by 7% compared to 2024 due to lower TCC/oz6, combined with lower minesite sustaining capital expenditures6 driven by lower plant remedial costs required following the investment in 2024.

2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	341	310 - 345
Cost of sales[7] ($/oz)	1,545	1,370 - 1,470
Total cash costs[6] ($/oz)	1,178	1,000 - 1,080
All-in sustaining costs[6] ($/oz)	1,358	1,260 - 1,360

Gold production in 2025 was at the top end of the guidance range as the improvements in stabilizing the processing plant and improved mining efficiencies resulted in a strong H2 performance. COS/oz7 and TCC/oz6 were higher than the original guidance mainly due to a change in the mine plan which involved higher operating development costs combined with higher input prices relating to reagents and consumables, partially driven by tariffs, and higher than planned maintenance costs. AISC/oz6 was within guidance as the impact of the change in the mine plan was not a driver (higher operating costs were offset by lower minesite sustaining capital expenditures6). All cost metrics were also impacted by higher royalties from the higher realized gold price6. Our cost guidance for 2025 was based on a gold price assumption of $2,400/oz. Given the actual realized gold price6 was considerably higher at $3,501/oz, the cost guidance ranges for Turquoise Ridge need to be increased by $15/oz to provide a more meaningful comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,385 to $1,485, TCC/oz6 of $1,015 to $1,095 and AISC/oz6 of $1,275 to $1,375.

BARRICK YEAR-END 2025	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Open pit tonnes mined (000s)	6,257	6,303	(1)%	17,818	10,885	64%	18,074
Open pit ore	1,905	1,682	13%	4,349	5,879	(26)%	7,794
Open pit waste	4,352	4,621	(6)%	13,469	5,006	169%	10,280
Average grade (grams/tonne)
Open pit mined	2.29	2.12	8%	2.21	2.12	4%	2.05
Processed	2.59	2.59	0%	2.44	2.46	(1)%	2.39
Autoclave ore tonnes processed (000s)	1,807	1,717	5%	6,429	5,730	12%	5,332
Recovery rate	69%	77%	(10)%	75%	79%	(5)%	81%
Gold produced (000s oz)	103	107	(4)%	379	352	8%	335
Gold sold (000s oz)	106	108	(2)%	383	351	9%	335
Revenue ($ millions)	476	378	26%	1,388	851	63%	670
Cost of sales ($ millions)	157	157	0%	615	553	11%	475
Income ($ millions)	313	216	45%	755	286	164%	187
EBITDA ($ millions)[b,c]	361	263	37%	940	462	103%	341
EBITDA margin[d]	76%	70%	9%	68%	54%	26%	51%
Capital expenditures ($ millions)[e]	72	47	53%	221	195	13%	236
Minesite sustaining[b]	41	27	52%	141	108	31%	117
Project[b]	29	18	61%	71	62	15%	119
COS ($/oz)	1,492	1,451	3%	1,608	1,576	2%	1,418
TCC ($/oz)[b]	930	929	0%	1,034	1,005	3%	889
AISC ($/oz)[b]	1,322	1,198	10%	1,412	1,323	7%	1,249
a.Barrick is the operator of Pueblo Viejo and owns 60% with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation. Depreciation expense is $48 million and $185 million for Q4 2025 and 2025, respectively (Q3 2025: $47 million, 2024: $176 million, 2023: $154 million).
d.Represents EBITDA divided by revenue.
e.Starting in the first quarter of 2024, this amount includes capitalized interest.

Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	0	0	0
LTIFR[8]	0.00	0.00	0.06	0.07
TRIFR[8]	0.26	0.44	0.29	0.54
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2025 compared to Q3 2025
Gold production for Q4 2025 was 4% lower than Q3 2025 due to lower recoveries stemming from lagging recovery performance of historically stockpiled material in the flotation-, autoclave- and CIL circuits. Lower recoveries were partially offset by higher throughput quarter-on-quarter.
COS/oz7 for Q4 2025 was 3% higher than Q3 2025 mainly due to higher depreciation expense, while TCC/oz6 remained consistent with Q3 2025 as lower fixed plant maintenance costs were offset by higher royalties from the higher realized gold price6. For Q4 2025, AISC/oz6 was 10% higher than Q3 2025, mainly reflecting higher minesite sustaining capital expenditures6.
Capital expenditures for Q4 2025 increased by 53% compared to Q3 2025 due to higher minesite sustaining capital expenditures6 associated with restoring fleet reliability and increased activities at the Llagal TSF, and higher project capital expenditures on the Naranjo TSF.

2025 compared to 2024
Gold production for 2025 was 8% higher than 2024, mainly due to higher throughput resulting from the plant expansion (+12% year on year), partially offset by lower recoveries due to increased utilization of the expansion flotation circuit and lower recoveries from stockpile material, resulting in higher ounce production.
COS/oz7 and TCC/oz6 for 2025 increased by 2% and 3%, respectively, compared to 2024, primarily due to higher diesel and electricity consumption, higher plant maintenance costs and higher royalties from the higher realized gold price6. This was partially offset by the benefit of greater fixed cost dilution with the increase in throughput and lower mining costs. For 2025, AISC/oz6 increased by 7% compared to 2024, mainly reflecting both higher minesite sustaining capital expenditures6 and TCC/oz6.
Capital expenditures for 2025 increased by 13% compared to 2024, mainly due to higher minesite sustaining capital expenditures6 relating to plant and mining fleet component replacements, as well as increased project capital expenditures6 relating to the mine life extension project. Refer to the Future Growth section on page 44 for more details.

BARRICK YEAR-END 2025	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	379	370 - 410
Cost of sales[7] ($/oz)	1,608	1,540 - 1,640
Total cash costs[6] ($/oz)	1,034	910 - 990
All-in sustaining costs[6] ($/oz)	1,412	1,280 - 1,380

Gold production in 2025 was in the lower half of the guidance range mainly due to lower CIL recovery resulting from higher than planned copper and preg-robbing ores in the feed blend, partially offset by higher grades processed. COS/oz7 was within the guidance range as the increase in TCC/oz6 was partially offset by lower depreciation expense. TCC/oz6 was higher than the guidance range mainly due to higher processing maintenance costs. All cost metrics were also impacted by higher royalties from the higher realized gold price6. Our cost guidance for 2025 was based on a gold price assumption of $2,400/oz. Given the actual realized gold price6 was considerably higher at $3,501/oz, the cost guidance ranges for Pueblo Viejo need to be increased by $40/oz to provide a more meaningful comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,580 to $1,680, TCC/oz6 of $950 to $1,030 and AISC/oz6 of $1,320 to $1,420. After adjusting for the gold price, AISC/oz6 was within the guidance range.

BARRICK YEAR-END 2025	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Kibali (45% basis)a, Democratic Republic of the Congo

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	6,840	6,089	12%	23,597	19,398	22%	17,837
Open pit ore	884	959	(8)%	2,859	2,045	40%	2,721
Open pit waste	5,607	4,723	19%	19,195	15,539	24%	13,288
Underground	349	407	(14)%	1,542	1,814	(15)%	1,828
Average grade (grams/tonne)
Open pit mined	1.59	1.49	7%	1.51	1.43	6%	1.60
Underground mined	5.38	4.96	8%	5.17	5.21	(1)%	5.11
Processed	2.91	3.15	(8)%	2.79	2.82	(1)%	3.21
Ore tonnes processed (000s)	933	935	0%	3,745	3,827	(2)%	3,700
Recovery rate	91%	90%	1%	90%	89%	1%	90%
Gold produced (000s oz)	79	86	(8)%	303	309	(2)%	343
Gold sold (000s oz)	78	84	(7)%	298	309	(4)%	343
Revenue ($ millions)	328	294	12%	1,040	743	40%	670
Cost of sales ($ millions)	123	124	(1)%	468	415	13%	419
Income ($ millions)	205	161	27%	527	316	67%	243
EBITDA ($ millions)[b,c]	241	199	21%	665	450	48%	390
EBITDA margin[d]	73%	68%	7%	64%	61%	5%	58%
Capital expenditures ($ millions)	39	39	0%	140	116	21%	73
Minesite sustaining[b]	19	19	0%	60	58	3%	35
Project[b]	20	20	0%	80	58	38%	38
COS ($/oz)	1,557	1,482	5%	1,568	1,344	17%	1,221
TCC ($/oz)[b]	1,093	1,019	7%	1,099	905	21%	789
AISC ($/oz)[b]	1,374	1,286	7%	1,337	1,123	19%	918
a.Barrick owns 45% of Kibali Goldmines SA with the Government of Democratic Republic of the Congo and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively "Kibali"), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation. Depreciation expense is $36 million and $138 million for Q4 2025 and 2025, respectively (Q3 2025: $38 million, 2024: $134 million, 2023: $147 million).
d. Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	2	4	3
LTIFR[8]	0.00	0.37	0.19	0.17
TRIFR[8]	0.35	0.75	0.8	1.2
Class 1[9] environmental incidents	0	0	0	0

On December 15, 2025, a tragic incident at the Kibali underground operations resulted in the fatality of an employee. Please refer to page 16 for further details.

Financial Results
Q4 2025 compared to Q3 2025
Gold production for Q4 2025 was 8% lower than Q3 2025, primarily due to lower grades processed linked to lower tonnes mined from the underground. Lower underground tonnes to surface was linked to unplanned shaft maintenance and an extended stoppage due to the tragic fatality.
COS/oz7 and TCC/oz6 for Q4 2025 were 5% and 7% higher, respectively, than Q3 2025 mainly due to lower grades processed, higher mining unit costs and higher royalties from the higher realized gold price6. AISC/oz6 for Q4 2025 was 7% higher than in Q3 2025 resulting from both higher TCC/oz6 and minesite capital expenditures6 on a per ounce basis.
Capital expenditures in Q4 2025 remained flat compared to Q3 2025 as higher capitalized waste stripping was offset by the late arrival of underground infrastructure components and a delay in the river diversion construction at the Kalimva open pit.

2025 compared to 2024
Gold production in 2025 was 2% lower compared to 2024, mainly due to lower throughput and slightly lower grades processed.
COS/oz7 and TCC/oz6 in 2025 increased by 17% and 21%, respectively, compared to 2024, mainly due to lower grades processed as well as higher royalties driven by the higher realized gold price6. For 2025, AISC/oz6 was 19% higher compared to 2024, reflecting both higher TCC/oz6 and minesite sustaining capital expenditures6.
Capital expenditures in 2025 were 21% higher compared to 2024 due to higher project capital expenditures6 linked to the Pamao in-pit TSF and additional drilling on the ARK project. Higher minesite sustaining capital expenditures6 were driven by higher capitalized

BARRICK YEAR-END 2025	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

waste stripping and additional spend on underground equipment.

2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	303	310 - 340
Cost of sales[7] ($/oz)	1,568	1,280 - 1,380
Total cash costs[6] ($/oz)	1,099	940 - 1,020
All-in sustaining costs[6] ($/oz)	1,337	1,130 - 1,230

Gold production in 2025 ended marginally below the guidance range, primarily driven by lower grades processed than planned. All cost metrics were above the guidance ranges primarily as a result of the lower than planned production and were also impacted by higher royalties from the higher realized gold price6. Our cost guidance for 2025 was based on a gold price assumption of $2,400/oz. Given the actual realized gold price6 was considerably higher at $3,501/oz, the cost guidance ranges for Kibali need to be increased by $65/oz to provide a more meaningful comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,345 to $1,445, TCC/oz6 of $1,005 to $1,085 and AISC/oz6 of $1,195 to $1,295.

BARRICK YEAR-END 2025	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	4,297	4,189	3%	15,600	17,183	(9)%	16,547
Open pit ore	17	0	100%	1,562	3,282	(52)%	1,400
Open pit waste	3,845	3,721	3%	12,362	12,319	0%	13,610
Underground	435	468	(7)%	1,676	1,582	6%	1,537
Average grade (grams/tonne)
Open pit mined	1.01	n/a	n/a	1.98	1.96	1%	1.83
Underground mined	3.74	4.09	(9)%	3.83	4.07	(6)%	3.22
Processed	2.87	2.99	(4)%	3.14	3.31	(5)%	3.02
Ore tonnes processed (000s)	683	729	(6)%	2,781	2,772	0%	2,848
Recovery rate	90%	89%	1%	89%	90%	(1)%	92%
Gold produced (000s oz)	56	64	(13)%	249	265	(6)%	253
Gold sold (000s oz)	56	72	(22)%	246	263	(6)%	254
Revenue ($ millions)	234	260	(10)%	860	647	33%	497
Cost of sales ($ millions)	91	108	(16)%	356	332	7%	306
Income ($ millions)	129	149	(13)%	475	267	78%	139
EBITDA ($ millions)[b,c]	150	178	(16)%	559	337	66%	203
EBITDA margin[d]	64%	68%	(6)%	65%	52%	25%	41%
Capital expenditures ($ millions)	56	41	37%	174	136	28%	176
Minesite sustaining[b]	17	13	31%	57	71	(20)%	95
Project[b]	39	28	39%	117	65	80%	81
COS ($/oz)	1,640	1,497	10%	1,449	1,266	14%	1,206
TCC ($/oz)[b]	1,237	1,069	16%	1,085	989	10%	944
AISC ($/oz)[b]	1,546	1,268	22%	1,333	1,274	5%	1,335
a.Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation. Depreciation expense is $21 million and $84 million for Q4 2025 and 2025, respectively (Q3 2025: $29 million, 2024: $70 million, 2023: $64 million).
d. Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	0	0	0
LTIFR[8]	0.00	0.00	0.00	0.00
TRIFR[8]	0.32	0.00	0.32	0.35
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2025 compared to Q3 2025
In Q4 2025, gold production was 13% lower than Q3 2025 mainly due to lower throughput and lower grades, slightly offset by higher recovery.
COS/oz7 and TCC/oz6 in Q4 2025 were 10% and 16% higher, respectively, than Q3 2025, resulting from lower grades processed, higher underground mining costs, and increased royalties from the higher realized gold price6. AISC/oz6 in Q4 2025 was 22% higher than Q3 2025, reflecting both higher TCC/oz6 and minesite sustaining capital expenditures6.
Capital expenditures in Q4 2025 increased by 37% compared to Q3 2025, driven by higher project capital expenditures6 mainly related to the new underground decline. This was combined with higher minesite sustaining capital expenditures6 due to higher spend on the purchase of underground loaders in line with our fleet replacement schedule, and a new Battery Energy Storage System to further optimize the power supply and cost base.

2025 compared to 2024
In 2025, gold production was 6% lower than 2024 due to lower grades processed from the underground and slightly lower recovery, as per the mine plan.
COS/oz7 and TCC/oz6 in 2025 were 14% and 10% higher, respectively, than 2024, mainly reflecting higher royalties from the higher realized gold price6 and the impact of lower grades processed. AISC/oz6 was 5% higher than 2024, primarily due to higher TCC/oz6, partially offset by lower minesite sustaining capital expenditures6.
In 2025, capital expenditures increased by 28% compared to 2024 driven by higher project capital expenditures6 mainly due to the completion of the paste plant and Gokona pre-stripping cutback, partially offset by lower minesite sustaining capital expenditures6, reflecting lower capitalized waste stripping.

BARRICK YEAR-END 2025	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	249	230 - 260
Cost of sales[7] ($/oz)	1,449	1,370 - 1,470
Total cash costs[6] ($/oz)	1,085	1,020 - 1,100
All-in sustaining costs[6] ($/oz)	1,333	1,400 - 1,500

Gold production in 2025 ended in the upper half of the guidance range, reflecting the successful delivery of the mine plan committed to at the start of the year. All cost metrics were within the original guidance ranges, notwithstanding being impacted by higher royalties from the higher realized gold price6. Our cost guidance for 2025 was based on a gold price assumption of $2,400/oz. Given the actual realized gold price6 was considerably higher at $3,501/oz, the cost guidance ranges for North Mara need to be increased by $85/oz to provide a more meaningful comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,455 to $1,555, TCC/oz6 of $1,105 to $1,185 and AISC/oz6 of $1,485 to $1,585. On this basis, North Mara delivered lower costs than guidance.

BARRICK YEAR-END 2025	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Underground tonnes mined (000s)	356	416	(14)%	1,453	1,252	16%	1,217
Average grade (grams/tonne)
Underground mined	5.44	4.95	10%	5.23	5.79	(10)%	6.56
Processed	5.71	4.87	17%	5.29	5.69	(7)%	6.64
Ore tonnes processed (000s)	224	255	(12)%	947	983	(4)%	880
Recovery rate	97%	94%	3%	95%	93%	2%	96%
Gold produced (000s oz)	40	38	5%	153	168	(9)%	180
Gold sold (000s oz)	39	40	(3)%	148	165	(10)%	180
Revenue ($ millions)	175	144	22%	554	416	33%	371
Cost of sales ($ millions)	74	73	1%	265	250	6%	237
Income ($ millions)	98	69	42%	281	162	73%	123
EBITDA ($ millions)[b,c]	113	84	35%	336	215	56%	175
EBITDA margin[d]	65%	58%	12%	61%	52%	17%	47%
Capital expenditures ($ millions)	41	32	28%	144	114	26%	89
Minesite sustaining[b]	17	18	(6)%	80	57	40%	55
Project[b]	24	14	71%	64	57	12%	34
COS ($/oz)	1,885	1,817	4%	1,789	1,509	19%	1,312
TCC ($/oz)[b]	1,262	1,334	(5)%	1,253	1,070	17%	920
AISC ($/oz)[b]	1,694	1,790	(5)%	1,795	1,420	26%	1,231
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation. Depreciation expense is $15 million and $55 million for Q4 2025 and 2025, respectively (Q3 2025: $15 million, 2024: $53 million, 2023: $52 million).
d. Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	1	0	1	0
LTIFR[8]	0.48	0.00	0.12	0.00
TRIFR[8]	2.88	0.48	1.34	1.76
Class 1[9] environmental incidents	0	0	0	0

On October 21, 2025, a fatal incident occurred in the underground operations resulting in the loss of an employee. Please refer to page 15 for further details.

Financial Results
Q4 2025 compared to Q3 2025
In Q4 2025, gold production was 5% higher than Q3 2025, primarily reflecting higher grades processed and higher recovery, slightly offset by lower throughput.
COS/oz7 in Q4 2025 increased by 4%, due to higher depreciation expense, partially offset by lower TCC/oz6. TCC/oz6 was 5% lower primarily due to higher grades processed, slightly offset by higher royalties from the higher realized gold price6. AISC/oz6 in Q4 2025 was 5% lower than Q3 2025, mainly as a result of lower TCC/oz6 and lower minesite sustaining capital expenditures6.
Capital expenditures in Q4 2025 were 28% higher than Q3 2025, mainly due to higher project capital expenditures6 relating to the Upper West decline.

2025 compared to 2024
In 2025, gold production was 9% lower than 2024 as we mined in lower grade areas of the mine and continued to prioritize underground development in higher grade zones, partially offset by higher recovery.
COS/oz7 and TCC/oz6 in 2025 were 19% and 17% higher, respectively, than 2024, reflecting higher royalties from the higher realized gold price6, combined with lower grades processed and higher mining costs driven by higher labour and power costs as we go deeper in the mine. AISC/oz6 was 26% higher than 2024 due to both increased TCC/oz6 and minesite sustaining capital expenditures6.
In 2025, capital expenditures increased by 26% compared to 2024, reflecting higher minesite sustaining capital expenditures6 related to a significant step up in underground development, combined with increased project capital expenditures6 mainly due to the Upper West decline.

2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	153	150 - 180
Cost of sales[7] ($/oz)	1,789	1,470 - 1,570
Total cash costs[6] ($/oz)	1,253	1,010 - 1,090
All-in sustaining costs[6] ($/oz)	1,795	1,540 - 1,640

Gold production in 2025 ended within the guidance range, albeit closer to the low end of the range. All cost metrics ended above the cost guidance mainly driven by higher royalties from the higher realized gold price6 and lower

BARRICK YEAR-END 2025	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

grades mined and processed. Our cost guidance for 2025 was based on a gold price assumption of $2,400/oz. Given the actual realized gold price6 was considerably higher at $3,501/oz, the cost guidance ranges for Bulyanhulu need to be increased by $85/oz to provide a more meaningful comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,555 to $1,655, TCC/oz6 of $1,095 to $1,175 and AISC/oz6 of $1,625 to $1,725. The actual cost metrics for 2025 were higher than the price adjusted ranges due to the lower than planned production as explained above.

BARRICK YEAR-END 2025	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	12/31/25					9/30/25
	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)	24	1,972	127	279	3	27	2,010	664	935	6
Veladero (50%)	48	1,526	886	1,915	56	49	1,352	787	1,498	35
Tongon (89.7%)[c]	18	2,648	2,659	2,844	4	32	1,787	1,605	1,692	9
Hemlo[d]	26	1,738	1,707	1,976	8	27	2,145	1,874	2,417	14
Porgera (24.5%)	24	1,608	1,180	1,865	17	24	1,599	1,200	1,594	9
Loulo-Gounkoto [e]	11	4,151	1,448	1,448	—	—	—	—	—	—

						For the years ended
	12/31/25					12/31/24
	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)	109	1,921	653	920	23	127	1,687	765	1,031	26
Veladero (50%)	230	1,286	785	1,450	180	252	1,254	905	1,334	139
Tongon (89.7%)[c]	106	2,200	2,049	2,203	20	148	1,903	1,670	1,867	20
Hemlo[d]	123	1,854	1,618	1,936	39	143	1,754	1,483	1,769	38
Porgera (24.5%)	92	1,553	1,184	1,630	44	46	1,423	1,073	1,666	72
Loulo-Gounkoto [e]	29	4,271	1,449	1,603	18	578	1,218	828	1,304	307
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million. The transaction closed on December 1, 2025. Accordingly, operating and financial results provided are up to the closing date, and no commentary for Q4 2025 was provided.
d.On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction closed on November 26, 2025. Accordingly, operating and financial results provided are up to the closing date, and no commentary for Q4 2025 was provided.
e.As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating data or per ounce data was provided for Q1 2025 to Q3 2025. On November 24, 2025, Barrick announced that an agreement had been entered into with the Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management.

Phoenix (61.5%)
Gold production for Phoenix in Q4 2025 was 11% lower than Q3 2025 owing to lower recoveries related to geochemistry following the increased material mined from Fortitude during Q4 2025.
COS/oz7 and TCC/oz6 in Q4 2025 were 2% and 81% lower, respectively, than Q3 2025. The improvement in COS/oz7 was mainly due to improved mining efficiencies. In addition to this, TCC/oz6 was significantly impacted by higher copper and silver by-product cost allocations. In Q4 2025, AISC/oz6 decreased by 70% compared to Q3 2025, due to lower TCC/oz6 and lower minesite sustaining capital expenditures6.

	2025 Actual	2025 Guidance
Gold produced (000s oz)	109	85 - 105
Cost of sales[7] ($/oz)	1,921	2,070 - 2,170
Total cash costs[6] ($/oz)	653	890 - 970
All-in sustaining costs[6] ($/oz)	920	1,240 - 1,340

Compared to our 2025 outlook, gold production exceeded guidance, driven by improved grades and recovery. COS/oz7, TCC/oz6 and AISC/oz6 were below the guidance ranges driven mainly by higher than expected by-product cost allocations.
Veladero (50%), Argentina
Gold production for Veladero in Q4 2025 was 2% lower than Q3 2025 driven by a decrease in recoverable ounces placed on the leach pad due to the planned mine sequence. COS/oz7 and TCC/oz6 in Q4 2025 were both 13% higher, mainly due to higher shovel maintenance costs and the impact of higher royalties from the higher realized gold price6. In Q4 2025, AISC/oz6 increased by 28% compared to Q3 2025, due to both higher minesite sustaining capital expenditures6 and TCC/oz6.

	2025 Actual	2025 Guidance
Gold produced (000s oz)	230	190 - 220
Cost of sales[7] ($/oz)	1,286	1,390 - 1,490
Total cash costs[6] ($/oz)	785	890 - 970
All-in sustaining costs[6] ($/oz)	1,450	1,570 - 1,670

Gold production for the full year 2025 was above the guidance range driven by additional recoverable ounces placed and higher ounces contributed by phase 1-5 of the leach facility. All cost metrics were below the guidance ranges as a result of the higher production, notwithstanding the impact of higher royalties from the higher realized gold price6.

BARRICK YEAR-END 2025	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Porgera (24.5%), Papua New Guinea
Gold production in Q4 2025 was in line with Q3 2025. COS/oz7 was 1% higher than Q3 2025 due to increased depreciation, partially offset by lower TCC/oz6. TCC/oz6 was 2% lower due to lower processing and underground mining cost. AISC/oz6 increased by 17% compared to Q3 2025 reflecting higher minesite sustaining capital expenditures6, slightly offset by lower TCC/oz6.

	2025 Actual	2025 Guidance
Gold produced (000s oz)	92	70 - 95
Cost of sales[7] ($/oz)	1,553	1,510 - 1,610
Total cash costs[6] ($/oz)	1,184	1,210 - 1,290
All-in sustaining costs[6] ($/oz)	1,630	1,770 - 1,870

Gold production in 2025 was at the higher end of the guidance range. COS/oz7 was within the guidance range. TCC/oz6 and AISC/oz6 were lower than the guidance ranges mainly driven by the higher production, notwithstanding the impact of higher royalties from the higher realized gold price6.

Loulo-Gounkoto (80%), Mali
On January 14, 2025, Loulo-Gounkoto temporarily suspended operations following an ongoing dispute over the existing mining Conventions. On June 16, 2025 the Bamako Commercial Tribunal placed Loulo-Gounkoto under a temporary provisional administration. While Barrick retained its 80% legal ownership of the mine, operational control was transferred to an external administrator. As a result of this loss of control event, in Q2 2025 the assets, liabilities and non-controlling interest of Loulo-Gounkoto were deconsolidated and derecognized and an investment recognized at fair value. On November 24, 2025, Barrick announced that an agreement had been entered into with the Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management. This was accounted for as a business acquisition in Q4 2025 where the investment was derecognized and the assets, liabilities and non-controlling interest of Loulo-Gounkoto were consolidated from this date again. Refer to notes 4, 35 and 36 of the Financial Statements for further information.
During 2025, Loulo-Gounkoto produced 18 thousand ounces of gold in early January before operations were suspended and 11 thousand ounces of gold in December after the provisional administration was terminated and operations restarted under Barrick control. This brings full year production to 29 thousand ounces and full year sales to 91 thousand ounces (this includes the sale of the gold that was produced in late 2024 that was subject to an attachment order issued on January 2, 2025 and returned to the mine following the end of the provisional administration period). COS/oz7 for Q4 2025 and 2025 were $4,151 and $4,271, respectively, as it includes the impact of the fair value increment on inventory resulting from the purchase price allocation when we regained control of the mine. TCC/oz6 and AISC/oz6, which excludes the impact of the fair value increment of $2,486/oz, were both $1,448 for Q4 2025 and $1,449 and $1,603 for 2025, respectively.

BARRICK YEAR-END 2025	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lumwana (100%), Zambia

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Open pit tonnes mined (000s)	32,205	41,678	(23)%	141,674	140,866	1%	113,633
Open pit ore	8,343	10,505	(21)%	32,519	26,064	25%	26,030
Open pit waste	23,862	31,173	(23)%	109,155	114,802	(5)%	87,603
Average grade (grams/tonne)
Open pit mined	0.56%	0.58%	(3)%	0.59%	0.55%	7%	0.51%
Processed	0.65%	0.66%	(2)%	0.64%	0.53%	21%	0.49%
Tonnes processed (000s)	7,029	6,392	10%	25,740	25,783	0%	26,797
Recovery rate	91%	92%	(1)%	92%	90%	2%	89%
Copper produced (kt)	42	38	11%	151	123	23%	118
Copper sold (kt)	47	37	27%	157	109	44%	113
Revenue ($ millions)	520	322	61%	1,487	855	74%	795
Cost of sales ($ millions)	282	193	46%	877	704	25%	723
Income ($ millions)	233	124	88%	596	135	341%	37
EBITDA ($ millions)[a,b]	322	192	68%	882	379	133%	294
EBITDA margin[c]	62%	60%	3%	59%	44%	34%	37%
Capital expenditures ($ millions)[d]	268	200	34%	689	469	47%	306
Minesite sustaining[a]	92	78	18%	298	312	(4)%	223
Project[a]	173	119	45%	384	157	145%	83
COS ($/lb)	2.76	2.32	19%	2.54	2.94	(14)%	2.91
C1 cash costs ($/lb)[a]	1.97	1.68	17%	1.86	2.23	(17)%	2.29
AISC ($/lb) [a]	3.24	2.93	11%	3.05	3.85	(21)%	3.48
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.EBITDA represents income less depreciation. Depreciation expense is $89 million and $286 million for Q4 2025 and 2025, respectively (Q3 2025: $68 million, 2024: $244 million, 2023: $257 million).
c.Represents EBITDA divided by revenue.
d.Includes capitalized interest.

Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	1	2	3
LTIFR[8]	0.00	0.19	0.10	0.19
TRIFR[8]	0.82	0.56	0.44	0.37
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2025 compared to Q3 2025
Copper production in Q4 2025 was 11% higher than Q3 2025 primarily due to higher throughput, partially offset by slightly lower grades processed and recoveries.
COS/lb7 and C1 cash costs/lb6 were 19% and 17% higher, respectively, than Q3 2025 primarily due to higher mining maintenance costs due to lower fleet availabilities from premature failures as well as higher power costs. In Q4 2025, AISC/lb6 increased by 11% compared to Q3 2025, primarily driven by the higher C1 cash costs/lb6 mentioned above, as well as higher minesite sustaining capital expenditures6, partially offset by the increase in sales volumes.
Capital expenditures were 34% higher compared to Q3 2025 due to an increase in both project and minesite capital expenditures6. Project capital expenditures6 increased by 45% primarily reflecting down payments on the mobile fleet as well as payments on awarded civil engineering and procurement packages for the Lumwana Super Pit Expansion project. The increase in minesite sustaining capital expenditures6 of 18% was primarily related to rebuilds.

2025 compared to 2024
In 2025, copper production increased by 23% compared to 2024, primarily due to higher grades processed and higher recoveries. Production of 151kt represents Lumwana’s highest ever annual production in the mine’s history.
In 2025, COS/lb7 and C1 cash costs/lb6 were 14% and 17% lower, respectively, than 2024 due to higher grades processed and higher capitalized waste stripping. AISC/lb6 in 2025 decreased by 21% compared to 2024, mainly due to both lower minesite sustaining capital expenditures6 and C1 cash costs/lb6.
In 2025, capital expenditures increased by 47% compared to 2024 due to higher project capital expenditures6 on the Super Pit Expansion project, as it entered into its first full year of execution. This is expected to further increase as we advance through 2026 with higher anticipated spend as more packages are executed and the fleet readiness continues to grow. Refer to the Future Growth section on page # for more details.

BARRICK YEAR-END 2025	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 compared to Guidance

	2025 Actual	2025 Guidance
Copper produced (M lbs)	151	125 - 155
Cost of sales[7] ($/lb)	2.54	2.30 - 2.60
C1 cash costs[6] ($/lb)	1.86	1.60 - 1.90
All-in sustaining costs[6] ($/lb)	3.05	2.80 - 3.10

Copper production in 2025 ended at the top end of the guidance range. All cost metrics were also within guidance ranges despite higher power costs as the mine continues to drive cost-effective delivery of its mine plan.

BARRICK YEAR-END 2025	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	12/31/25					9/30/25
	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend-itures[b]	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend-itures[b]
Zald ívar (50%)	12	6.33	5.17	6.03	25	9	5.02	3.80	4.82	16
Jabal Sayid (50%)	8	2.21	0.94	1.20	7	8	2.08	1.47	1.65	6

						For the years ended
	12/31/25					12/31/24
	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend-itures[b]	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend-itures[b]
Zald ívar (50%)	37	5.14	3.98	4.75	61	40	4.09	3.04	3.58	42
Jabal Sayid (50%)	32	2.09	1.28	1.46	21	32	1.77	1.37	1.56	19
a. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures6. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.

Zaldívar (50% basis), Chile
Copper production for Zaldívar in Q4 2025 was 33% higher than Q3 2025 driven by higher grades processed. COS/lb7 and C1 cash costs/lb6 in Q4 2025 were 26% and 36% higher, respectively, than Q3 2025 driven by an inventory write-down in Q4. AISC/lb6 was in line with Q3 2025.

	2025 Actual	2025 Guidance
Copper produced (kt)	37	40 - 45
Cost of sales[7] ($/lb)	5.14	3.60 - 3.90
C1 cash costs[6] ($/lb)	3.98	2.70 - 3.00
All-in sustaining costs[6] ($/lb)	4.75	3.50 - 3.80

Copper production in 2025 was lower than the guidance range driven by lower throughput and recovery resulting from unplanned maintenance and less soluble ore than expected. All cost metrics were above the guidance ranges driven by the lower production and higher processing costs.
Our investment in this asset, of which we are not the operator, continues to be a non-core part of our portfolio.

Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in Q4 2025 was in line with Q3 2025. COS/lb7 in Q4 2025 was 6% higher than Q3 2025 mainly due to higher depreciation expense, partially offset by lower C1 cash costs/lb6. C1 cash costs/lb6 were 36% lower mainly due to the impact of increased gold by-product cost allocations as well as decreased treatment and refining costs due to negotiating lower rates. AISC/lb6 was 27% lower than Q3 2025, mainly due to lower C1 cash costs/lb6, slightly offset by marginally higher minesite sustaining capital expenditures6.

	2025 Actual	2025 Guidance
Copper produced (kt)	32	25 - 35
Cost of sales[7] ($/lb)	2.09	2.00 - 2.30
C1 cash costs[6] ($/lb)	1.28	1.60 - 1.90
All-in sustaining costs[6] ($/lb)	1.46	1.80 - 2.10

Copper production in 2025 was in the upper half of the guidance range. COS/lb7 was at the low end of the guidance range, while C1 cash costs/lb6 and AISC/lb6 were below the guidance ranges due to higher gold by-product cost allocations as well as decreased treatment and refining costs resulting from negotiating lower rates.

BARRICK YEAR-END 2025	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Future Growth

Fourmile, Nevada, USA16
Fourmile is a 100% owned Barrick asset in Nevada, located adjacent to Goldrush, that has the potential to be a standalone Tier One Gold Asset1. Ongoing PFS studies point to the potential for significant resource growth. For the second consecutive year, Fourmile has successfully doubled its declared mineral resource ounces to 2.6 million ounces indicated (4.6Mt at 17.59g/t) and 13 million ounces inferred (25Mt at 16.9g/t). This reflects the ongoing commitment to aggressively grow Fourmile in support of a PFS expected to be completed in 2028.
The resource update reflects a successful year of drilling where a fleet of up to 16 deep diamond core drill rigs achieved 71.4km of drilling across the Fourmile asset. The drilling combined resource definition drilling, extensional step outs and satellite exploration targeting to support growth in the overall known mineralization while also building the resource conversion pipeline. Of particular note are drill holes including FM25-291D which intersected 3.7 meters at 34.47 g/t, 8.3 meters at 20.56 g/t and 3.5 meters at 15.24 g/t which extended the known ore zone of Dorothy by 150 meters from prior drill intercepts. A further intersection 200 meters to the north of Dorothy in FM25-300D intersected 16.0 meters at 38.35 g/t unlocking the potential for mineralization along a 1 kilometer corridor below the Mill Canyon stock to the north. Additionally, deep holes targeting the Lower Rose Stem area (now dubbed Charlie) including FM25-321D, 26.9 meters at 33.71 g/t and 10.7 meters at 5.15 g/t as well as FM25-314D, 21.4 meters at 12.74 g/t were able to confirm mineralization more than 300m further down dip than prior intercepts.
In previous years, drilling at Fourmile has paused over the winter months with drilling recommencing in the spring once snow has been cleared and access regained. However, in 2025 considerable efforts have been made to establish additional drill pads in the lower elevation areas, and develop other substantive controls to enable safe drilling operations through the winter months.
Fourmile continues to progress the planning of the dedicated decline access from twin surface portals located in Crescent Valley. Key infrastructure items such as workshop, offices and change house facilities will be located on previously disturbed land within the Cortez footprint simplifying permitting and creating flexibility in construction timelines. Development is on track to begin in late 2026.
As previously disclosed, Barrick anticipates Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met following the completion of drilling and the requisite independent feasibility. Across drilling and studies activities, we spent $91 million in 2025 (including $31 million in Q4 2025).
2026 is expected to be a critical year for Fourmile with an anticipated drilling spend of $150 to $160 million together with $20 million of spend on studies work (both expensed) and $70 million on construction and decline commencement (capital). This phase of the project has been approved with an estimated total cost of $330 to $430 million extending through mid-2029.

Goldrush Project, Nevada, USA17,18
Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces of gold per year (100% basis) once in full production by 2028.
In Q4 2025, execution planning continued for key infrastructure projects. Construction contracts for the second surface ventilation raise are in progress and site earthworks were completed to prepare for mobilization of the shaft sinking contractor in Q1 2026. Ventilation modeling was finalized to confirm immediate ventilation requirements, including fan selection and layout for the second ventilation raise. Preliminary engineering for the paste plant advanced to define plant layout and configuration. Laboratory material testing is nearing completion to define paste backfill makeup and cement content necessary to satisfy backfill requirements. The paste plant preliminary design report will be finalized in Q1 2026 and a contract for detailed engineering will be awarded.
Surface dewatering continued in Horse Canyon as the third of three wells planned in 2025 was commissioned. Mine dewatering is on track, with the next wells planned for 2027. The surface shotcrete plant equipment was received at site and foundation construction began. Remaining plant erection and commissioning will occur in Q1 2026.
As of December 31, 2025, project spend was $490 million on a 100% basis (including $17 million in Q4 2025) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).
Along the northeastern edge of Goldrush in the southern KB area, new results from surface drilling returned 60 meters at 23.12 g/t, including 21 meters at 40.55 g/t in a breccia (GRC-25001A). A follow up hole (GRC-25002) returned 11 meters at 17.44 g/t of disseminated mineralization and 6.1 meters at 37.25 g/t, 4.6 meters at 29.2 g/t and 4.6 meters at 23 g/t in a silicified breccia. The latter is consistent with the Fourmile high-grade breccia located 1.5 km to the north. Previous wide spaced drilling confirms continuity between the two deposits but the area below the northern third of the Goldrush deposit is largely untested. Applying the lessons learned at Fourmile, both surface and underground exploration drilling will ramp up in 2026 to evaluate this new opportunity.

Ren, Nevada, USA19
Ren is a new ore deposit at Goldstrike Underground and a key expansion project at Carlin. Located north of Goldstrike Underground’s Meikle and Banshee deposits, Ren is anticipated to produce an average of 140,000 ounces per year (contained ounces, 100% basis) once in full production in 2027.
To develop the deposit, the existing exploration drift has been duplicated, allowing for increased ventilation and secondary egress into the working area. Additional exploration drilling platforms have been constructed from the duplicate drift to support further drilling for both existing resource conversion and further deposit growth.
To support production mining of the deposit, an additional set of twin declines will be driven from the Betze-Post West Barrel open pit layback, extending to the north with the intent to provide life of mine ventilation and a direct

BARRICK YEAR-END 2025	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

path for material to be hauled and hoisted out via the existing Meikle Headframe. To complete the project, a seven-meter finished diameter ventilation shaft will be sunk 550 meters to serve as an exhaust raise and utility conduit for mining the orebody.
During Q4 2025, rehabilitation of the existing exploration drift to support ventilation and utilities continued albeit at a slower rate as a result of less favorable ground conditions. Rehabilitation is expected to finish early in Q1 2026. Work at the West Barrel declines is continuing with completion of key surface infrastructure to support decline development beginning in Q1 2026. Mechanical completion was achieved for the shotcrete plant and building erection is in progress for the equipment maintenance shop. The Ren ventilation shaft pre-sinking work scope is advancing on plan to facilitate transition to production sinking in late Q1 2026. Shaft excavation is nearly complete to pre-sink target depth while site sinking facility construction and galloway erection is nearing completion.
As of December 31, 2025, project spend was $167 million (including $29 million in Q4 2025) out of an estimated capital cost of $410 to $470 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic20
The Pueblo Viejo life of mine expansion continues to focus on housing, resettlement, and the Naranjo TSF. Detailed engineering for the TWMS is now complete, with permits expected in H1 of 2026 while the permitting package for the starter dam will be submitted within Q1 2026. Critical water projects are advancing well with the new effluent treatment plant engineering at 85% complete and the construction contract awarded, while engineering for the Reverse Osmosis Plant and the new water supply to Dos Palmas community has been tendered, with plans to award in Q1 2026. The dam access road is now in use and the TWMS enabling works underway with pad construction and additional roads. The Diorite Crushing pad is on track to allow the new construction contractor to begin foundation works in Q1 2026 and the Metso Crusher components have now begun to ship.
The housing project at Pueblo Viejo continues with over 600 homes constructed and more than 300 families now resettled. All focus is on completing the remaining 80 houses along with advancing the church and polytechnical school design. 70% of resettlement packages have now been accepted, with the public utility decree issued and full support from authorities to work with all individuals and avoid delays to the project.
As at December 31, 2025, total project spend was $1,229 million (including $43 million in Q4 2025) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project remains approximately $2.6 billion (100% basis).

Veladero Phase 8 Leach Pad, Argentina
The construction of the Phase 8 leach pad will be executed in three phases which are named 8A, 8B and 8C. Phase 8A has been completed. Phase 8B was approved in Q3 2025, with activities and related spend progressing as planned. The phased execution of the project provides flexibility to align future stages with economic conditions and the applicable regulatory framework. Construction of the project includes cutting, filling, sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection.
Overall, the total Phase 8 leach pad project spend at December 31, 2025 was $90 million ($22 million in Q4 2025) out of an estimated capital cost of $250-$260 million (100% basis).

Reko Diq Project, Pakistan21
At the end of 2024, Barrick completed an updated feasibility study for the project and added 7.3 million tonnes of copper and 13 million ounces of attributable gold in probable reserves as at December 31, 202422. Once fully commissioned, the Reko Diq project is projected to deliver 240,000 tonnes of copper production and 297,000 ounces of gold per year during Phase 1 increasing to 460,000 tonnes of copper and 520,000 ounces of gold during the first ten years of Phase 2 (100% basis). These forward-looking estimates are based on an increased 45Mtpa process plant throughput in Phase 1 (from the original 40Mtpa) and 90Mtpa (from the original 80Mtpa) in Phase 2, following the grind size optimization work undertaken as part of the feasibility study.
In light of the recent escalation of security risks and increase in the number of security incidents in the Province of Balochistan, the Company is undertaking a review of all aspects of the Reko Diq project, including with respect to the project’s security arrangements, development timetable and capital budget. This review will begin immediately and an update will be provided when the review has been completed.
Capital expenditures commenced in Q2 2024, with total capitalized spend to date of $849 million (including $213 million in Q4 2025) (100% basis). Capitalized spend in 2025 was $721 million.

Kibali Solar Project, DRC
This project entails the design, supply and installation of a 16 MW photovoltaic solar farm with a 15 MW battery energy storage system to complement the existing hydroelectric power stations raising the renewable component of the mine’s energy mix from 81% to 85%. The completion of this project is projected to deliver a 53% reduction in fuel consumption in the power plant. During Q4 2025, we completed the power management system integration which enabled the solar photovoltaic field to inject 7,715MWh into the Kibali grid. Power management system optimization is still ongoing to ensure that the supply and system integration remains stable and the full utilization of the benefits provided by the solar project is realized. As at December 31, 2025, project spend was $45 million (including $1 million in Q4 2025) out of an estimated capital cost of $55 million (100% basis).

Lumwana Super Pit Expansion, Zambia23
The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per annum, from a 52Mtpa process plant expansion, with a mine life of more than 30 years.
The project is tracking slightly ahead of schedule with the target of first copper production during Q1 2028. The main critical path for the process plant expansion is the mill building, where good progress was made during Q4 2025 with the completion of the raft foundation of the mill building and commencement of the reinforcing steel and shutter installation for the first civil plinths. The primary crusher soil remediation has been completed and we expect the civil construction to commence on schedule in

BARRICK YEAR-END 2025	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2026. Long-lead equipment manufacturing is continuing to make progress and procurement of future packages is tracking on schedule with the award of key packages during Q4 2025, including the structural steel packages for both the wet and dry plant areas. The first crates of the mill components have been shipped and are en route to site. The building of the third phase of accommodation is ongoing and made steady progress during Q4 2025. The TSF design and reviews have been completed and the construction of the first diversion channel for the expanded facility is currently in progress. All orders for the 2026 mining fleet expansion have been completed and deliveries commenced during Q4 2025, with the PC7000 excavator completed to 90% assembly progress.
Continued progress on the detailed engineering, procurement and construction ensured that the total project remains slightly ahead of schedule. We maintained the focus on delivery of critical milestones in line with the execution schedule. As at Q4 2025, we have spent $254 million, (including $106 million in Q4 2025). As at December 31, 2025, the total spend on the expansion project was $416 million with 2026 expected to be $750 to $850 million. The total project capital cost (exclusive of capitalized stripping) is expected to be $2 billion based on the approved feasibility study.

Exploration
The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset1 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging third-party opportunities early in their value chain and secure them, where appropriate.
During Q4 2025, Barrick’s exploration teams have been active around all our operations, with strong results returned from drilling across NGM in Nevada, as detailed above under Fourmile and Goldrush of this section.
On other advanced projects, drilling at the ARK target in Kibali during the quarter has extended the system a further 300 meters downplunge, while in Reko Diq, the team have identified additional, new porphyry systems.
In early-stage work, framework drilling continues at the Norris property in Canada while we have also made material progress this quarter at our projects in Peru, Saudi Arabia and in the Copper Belt in Zambia and DRC.

BARRICK YEAR-END 2025	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Gold
000s oz sold[a]	960	837	3,318	3,798	4,024
000s oz produced[a]	871	829	3,255	3,911	4,054
Market price ($/oz)	4,135	3,457	3,432	2,386	1,941
Realized price ($/oz)[b]	4,177	3,457	3,501	2,397	1,948
Revenue	5,353	3,748	15,147	11,820	10,350
Copper
000s tonnes sold[a]	67	52	224	177	185
000s tonnes produced[a]	62	55	220	195	191
Market price ($/lb)	5.03	4.44	4.51	4.15	3.85
Realized price ($/lb)[b]	5.42	4.39	4.72	4.15	3.85
Revenue	514	320	1,475	855	795
Other sales	130	80	334	247	252
Total revenue	5,997	4,148	16,956	12,922	11,397
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.

Our 2025 gold production of 3.26 million ounces was within the guidance range of 3.15 to 3.50 million ounces. As previously disclosed, this was towards the lower end of the range mainly due to lower than planned production at Carlin as production was impacted by a slower than planned ramp-up of the Gold Quarry roaster and delayed access to higher grade underground zones due to poor ground conditions, together with an increase in higher grade ore shipped from Cortez and processed at the Carlin roasters, to the overall benefit of NGM. Gold production was further impacted by lower grades processed than planned at Kibali and the divestiture of both Hemlo and Tongon during Q4 2025. Copper production of 220 thousand tonnes for 2025 was at the higher end of the guidance range of 200 to 230 thousand tonnes.

Q4 2025 compared to Q3 2025
In Q4 2025, gold revenues increased by 43% compared to Q3 2025 primarily due to a higher realized gold price6, combined with higher sales volume. The average realized price for Q4 2025 was $4,177 per ounce versus $3,457 per ounce for Q3 2025. During Q4 2025, the gold price ranged from $3,820 per ounce to an all-time nominal high of $4,550 per ounce and closed the quarter at $4,368 per ounce. Gold prices in Q4 2025 continued to rise as a result of reductions in benchmark interest rates, geopolitical tensions, tariff uncertainty and global economic concerns.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q4 2025 compared to Q3 2025

In Q4 2025, attributable gold production was 42 thousand ounces higher than Q3 2025, primarily driven by a stronger performance at NGM, mainly at Carlin due to higher throughput and grades processed at both the roasters and the autoclave; and at Turquoise Ridge due to higher grades from the undergrounds; combined with the restart of production at Loulo-Gounkoto after regaining control of the mine. These impacts were partially offset by lower production at Tongon and Hemlo (included in the “Other” category above) as a result of the divestitures in Q4 2025. Attributable gold sales were higher than attributable gold production due to the sale of the reacquired gold from Loulo-Gounkoto.
Copper revenues in Q4 2025 increased by 61% compared to Q3 2025, primarily due to higher copper sales volume, combined with a higher realized copper price6. The average market price in Q4 2025 was $5.03 per pound versus $4.44 per pound in Q3 2025. In Q4 2025, the realized copper price6 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas a negative provisional pricing adjustment was recorded in Q3 2025. During Q4 2025, the copper price ranged from $4.66 per pound to an all-time nominal high of $5.88 per pound and closed the quarter at $5.67 per pound. Copper prices in Q4 2025 were influenced by a decline in the trade-weighted US dollar, supply disruptions and tariff uncertainty.
Attributable copper production in Q4 2025 was 13% higher compared to Q3 2025 driven by higher throughput at Lumwana.

2025 compared to 2024
In 2025, gold revenues increased by 28% compared to 2024, primarily due to a higher realized gold price6, partially offset by a decrease in sales volumes. The average market gold price for 2025 was $3,432 per ounce compared to $2,386 per ounce in 2024.

BARRICK YEAR-END 2025	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2025, attributable gold production was 3,255 thousand ounces, or 656 thousand ounces lower than 2024, largely driven by the temporary suspension of operations at Loulo-Gounkoto on January 14, 2025. Control was subsequently regained on December 15, 2025. In addition to this, lower underground grades were mined at Carlin although this was partially offset by Cortez with more of the higher grade Cortez refractory ore being processed at the Carlin roasters. A further driver of the decrease was the divestitures of Tongon and Hemlo (included in the “Other” category) in Q4 2025. These unfavorable impacts were offset by increased production at Turquoise Ridge due to higher underground tonnes mined and higher tonnes processed.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Year ended December 31, 2025

Copper revenues for 2025 were 73% higher compared to 2024 due to higher copper sales volume, combined with a higher realized copper price6. For 2025, the realized copper price6 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas the realized copper price6 was in line with the market copper price in 2024.
Attributable copper production for 2025 was 25 thousand tonnes higher than 2024, mainly due to higher grades processed and higher recoveries at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Gold
Site operating costs	1,623	1,157	5,056	5,068	4,917
Depreciation	503	384	1,588	1,641	1,756
Royalty expense	229	113	540	405	371
Mining and production taxes	55	29	132	78	98
Community relations	13	7	41	34	36
Cost of sales	2,423	1,690	7,357	7,226	7,178
COS ($/oz)[a]	1,904	1,562	1,697	1,442	1,334
TCC ($/oz)[b]	1,205	1,137	1,199	1,065	960
AISC ($/oz)[b]	1,581	1,538	1,637	1,484	1,335
Copper
Site operating costs	154	98	477	389	401
Depreciation	88	69	285	245	259
Royalty expense	37	25	108	67	62
Community relations	2	1	5	5	4
Cost of sales	281	193	875	706	726
COS ($/lb)[a]	3.37	2.68	2.91	2.99	2.90
C1 cash costs ($/lb)[b]	2.45	1.96	2.14	2.26	2.28
AISC ($/lb)[b]	3.61	3.14	3.20	3.45	3.21
a.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.

Q4 2025 compared to Q3 2025
In Q4 2025, gold COS on a consolidated basis was 43% higher compared to Q3 2025, primarily as a result of higher sales volumes, combined with higher depreciation expense and increased royalty expense as a result of a higher realized gold price6. Our 45% interest in Kibali and 24.5% interest in Porgera are equity accounted and therefore each mine’s COS is excluded from our consolidated gold COS. Our per ounce metrics, gold COS/oz7 and TCC/oz6, includes our proportionate share of cost of sales at our equity method investees, and were 22% and 6% higher, respectively, than Q3 2025 primarily due to the inclusion of higher cost Loulo-Gounkoto ounces and increased sulfuric acid consumption and prices at Carlin. This was combined with higher royalties due to an increase in the realized gold price6 (impact approximately $45/oz). COS/oz7 was further impacted as it includes the impact of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto.
In Q4 2025, gold AISC/oz6 increased by 3% compared to Q3 2025, primarily due to higher TCC/oz6 as described above, partially offset by lower general and administrative expenses, while minesite sustaining capital

BARRICK YEAR-END 2025	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures6 on a per ounce basis remained relatively consistent with the prior quarter.
In Q4 2025, copper COS on a consolidated basis was 46% higher than Q3 2025, primarily due to the impact of higher copper sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their COS in our consolidated copper COS. Our per pound metrics, copper COS/lb7 and C1 cash costs/lb6 increased by 26% and 25%, respectively, compared to Q3 2025 primarily due to higher costs at Zaldívar and higher mining maintenance costs due to lower fleet availabilities from premature failures as well as higher power costs at Lumwana.
In Q4 2025, copper AISC/lb6, which also includes our proportionate share of equity method investees, was 15% higher than Q3 2025, primarily reflecting higher C1 cash costs/lb6, partially offset by lower minesite sustaining capital expenditures6 on a per pound basis.

2025 compared to 2024
In 2025, gold COS on a consolidated basis was 2% higher than 2024 primarily due to increased royalties as a result of a higher realized gold price6, partially offset by the impact of lower sales volume. Our per ounce metrics, gold COS/oz7 and TCC/oz6, after including our proportionate share of COS at our equity method investees (refer to explanation above), were 18% and 13% higher, respectively, than 2024, primarily due to lower production across the portfolio (resulting in reduced fixed cost dilution), lower grades processed at a number of operations, higher share-based compensation and higher royalties (impact approximately $55/oz) associated with the increase in the realized gold price6.
In 2025, gold AISC/oz6 increased by 10% compared to 2024 primarily due to higher TCC/oz6, partially offset by lower minesite sustaining capital expenditures6.
In 2025, copper COS on a consolidated basis was 24% higher than 2024, primarily due to higher sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their COS in our consolidated copper COS. Copper COS/lb7 and C1 cash costs/lb6 were 3% and 5% lower, respectively, compared to 2024, primarily due to higher grades processed and higher capitalized waste stripping at Lumwana, partially offset by higher costs at Zaldívar.
Copper AISC/lb6 was 7% lower than 2024, primarily due to a lower C1 cash costs/lb6, as discussed above, combined with lower minesite sustaining capital expenditures6.

2025 compared to Guidance
2025 gold COS/oz7 and TCC/oz6 were $1,697 and $1,199 respectively, which were both higher than our guidance ranges of $1,460 to $1,560 per ounce and $1,050 to $1,130 per ounce, respectively. Gold AISC/oz6 for 2025 of $1,637 was also higher than the guidance range of $1,460 to $1,560 per ounce. All gold cost metrics were higher than the guidance ranges mainly due to higher royalties from the higher realized gold price6. Our cost guidance for 2025 was based on a gold price assumption of $2,400/oz. Given the actual realized gold price6 was considerably higher at $3,501/oz, the cost guidance ranges need to be increased by $55/oz to provide a more meaningful comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,515 to $1,615, TCC/oz6 of
$1,105 to $1,185 and AISC/oz6 of $1,515 to $1,615. After adjusting for the gold price, COS/oz7 was higher than the guidance range due to the impact of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto. TCC/oz6 and AISC/oz6 were slightly higher than the adjusted guidance ranges mainly due to higher consumable prices at many sites including NGM that was partially driven by the impact of tariffs.
2025 copper COS/lb7 and AISC/lb6 were $2.91 and $3.20, respectively, which were both slightly higher than our guidance ranges of $2.50 to $2.80 per pound and $2.80 to $3.10 per pound, respectively, as a result of higher royalties due to a higher realized copper price6. Our cost guidance for 2025 was based on a copper price assumption of $4.00/lb. After adjusting for the impact of higher copper prices, our actual COS/lb7 and AISC/lb6 were above the guidance ranges mainly due to a year end inventory writedown at Zaldívar. 2025 C1 cash costs6 of $2.14 per pound was also slightly above our guidance range of $1.80 to $2.10 per pound.

General and Administrative Expenses

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Corporate administration	25	25	103	95	101
Share-based compensation[a]	39	52	119	20	25
General & administrative expenses	64	77	222	115	126
2025 Guidance
Corporate administration			~120
Share-based compensation			~40
General & administrative expenses			~160
a.Based on US$45.76 share price as at December 31, 2025 (September 30, 2025: US$34.12; 2024: US$15.71; 2023: US$18.09).

Q4 2025 compared to Q3 2025
In Q4 2025, general and administrative expenses decreased by $13 million compared to Q3 2025, primarily due to lower share-based compensation as a result of a smaller increase in our share price during Q4 2025 compared to Q3 2025.

2025 compared to 2024
General and administrative expenses in 2025 increased by $107 million compared to 2024 due to higher share-based compensation due to a significant increase in our share price.

2025 compared to Guidance
General and administrative expenses in 2025 of $222 million were higher than guidance of ~$160 million. Corporate administration expenses of $103 million were below our guidance of ~$120 million, highlighting the continued benefit of our cost discipline, while share-based compensation expenses of $119 million were higher than our guidance of ~$40 million due to a significant increase in our share price during the current year whereas our guidance was based on a share price assumption of $16.39 as previously disclosed.

BARRICK YEAR-END 2025	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Global exploration and evaluation	82	58	220	153	143
Project costs:
Reko Diq	4	4	11	126	60
Other	45	23	109	76	118
Global exploration and evaluation and project expense	131	85	340	355	321
Minesite exploration and evaluation	8	7	27	37	40
Total exploration, evaluation and project expenses	139	92	367	392	361

		2025 Actuals		2025 Guidance
E&E			247	220 - 240
Project expenses			120	110 - 130
Total E&E and project expenses			367	330 - 370

Q4 2025 compared to Q3 2025
Exploration, evaluation and project expenses for Q4 2025 increased by $47 million compared to Q3 2025. This was primarily due to higher global exploration and evaluation costs and higher project costs across various projects. The increase in project costs was also driven by legal and consulting costs related to the Hemlo and Tongon divestitures (included in “Other”).

2025 compared to 2024
Exploration, evaluation and project costs for 2025 decreased by $25 million compared to 2024, primarily due to lower project costs at Reko Diq as the feasibility study was completed at the end of 2024, which resulted in the conversion of resources to mineral reserves and consequently project development costs are now capitalized. This was partially offset by higher global exploration and evaluation costs at Fourmile from the ramp-up of drilling activities and higher other project costs relating to the divestitures of Hemlo and Tongon and various other projects.

2025 compared to Guidance
Exploration, evaluation and project expenses for 2025 of $367 million were at the upper end of the guidance range. Exploration and evaluation costs of $247 million were slightly higher than the guidance range, mainly relating to the ramp-up of drilling activity at Fourmile, while project expenses of $120 million were at the midpoint of the guidance range.
Finance Costs, Net

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Interest expense[a]	119	93	409	452	387
Accretion	22	22	89	89	87
Interest capitalized	(19)	(16)	(55)	(33)	(42)
Other finance costs	0	4	5	5	7
Finance income	(58)	(60)	(221)	(281)	(269)
Finance costs, net	64	43	227	232	170
2025 Guidance		270 - 310
a.For Q4 2025 and 2025, interest expense includes approximately $nil and $24 million, respectively, of non-cash interest expense relating to the streaming agreement with Royal Gold Inc. (Q3 2025: $8 million; 2024: $33 million; 2023: $32 million). Interest expense also includes approximately $1 million and $11 million for Q4 2025 and 2025, respectively, relating to finance costs in Argentina (Q3 2025: $1 million; 2024: $78 million; 2023: $nil)

Q4 2025 compared to Q3 2025
In Q4 2025, finance costs, net increased by 49% compared to Q3 2025, primarily driven by higher interest expense resulting from the discounting of the resettlement reimbursement receivable at Pueblo Viejo.

2025 compared to 2024
In 2025, finance costs, net were 2% lower than 2024, primarily due to lower interest expense due to decreased finance costs in Argentina associated with cash repatriation, partially offset by lower finance income.

2025 compared to Guidance
Finance costs, net for 2025 of $227 million were lower than the guidance range of $270 to $310 million, mainly due to higher than expected finance income earned on our cash balance resulting from our strong cash flow generation.

Additional Significant Statement of Income Items

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Impairment charges (reversals)	5	3	12	(457)	312
Loss (gain) on currency translation	6	(3)	3	39	93
Closed mine rehabilitation	(7)	4	8	59	16
Other (income) expense	(839)	(193)	(509)	214	(195)

BARRICK YEAR-END 2025	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Charges (Reversals)

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Asset impairments (reversals)
Carlin	2	1	6	82	4
Cortez	3	1	4	0	0
Pueblo Viejo	0	0	1	0	0
Hemlo	0	1	1	0	0
Lumwana	0	0	0	(655)	0
Veladero	0	0	0	(437)	0
Long Canyon	0	0	0	49	280
Tanzania	0	0	0	0	22
Other	0	0	0	20	6
Total asset impairment charges (reversals)	5	3	12	(941)	312
Goodwill
Loulo-Gounkoto	0	0	0	484	0
Total goodwill impairment charges	0	0	0	484	0
Total impairment charges (reversals)	5	3	12	(457)	312

In Q4 2025 and the full year 2025, we recognized $5 million and $12 million, respectively, of net impairment charges, with no significant impairment charges or reversals in these periods. This compares to net impairment reversals of $941 million in 2024, mainly due to non-current asset impairment reversals of $655 million at Lumwana as a result of the inclusion of the Super Pit Expansion in the LOM plan and higher copper prices at Lumwana, and of $437 million at Veladero, reflecting higher gold prices, extended mine life and lower country risk. In addition, we recognized a goodwill impairment of $484 million at Loulo-Gounkoto in 2024.
Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation
Loss on currency translation for 2025 decreased by $36 million compared to 2024. The loss of $3 million in 2025 was mainly due to unrealized foreign currency losses relating to the Zambian kwacha and Argentine peso, largely offset by gains relating to the West African CFA franc and Chilean peso. The loss of $39 million in 2024 was primarily due to realized foreign currency losses relating to the Chilean peso, which were hedged and a corresponding gain on non-hedge derivatives was recorded in other income. This was combined with unrealized foreign currency losses relating to the Argentine peso and West African CFA franc.
Currency fluctuations result in a revaluation of our local currency denominated VAT receivables and local currency denominated payable balances.

Closed mine rehabilitation
Closed mine rehabilitation expense in 2025 was $8 million compared to $59 million in 2024, as the prior year included higher closure cost estimates at various closure sites.

Other (Income) Expense
In Q4 2025, other income was $839 million, while the full year 2025 was $509 million. Other income in Q4 2025 mainly relates to the gain on the sale of non-current assets totaling $732 million, comprised of our Hemlo gold mine ($545 million), our interest in the Tongon gold mine ($134 million) and the Alturas project ($53 million). This was combined with the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025, partially offset by the settlement payment of $253 million to the Government of Mali in November 2025. In Q3 2025, other income of $193 million primarily related to the $250 million revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated in Q2 2025 and recognized as an investment at fair value following the change of control after it was placed under a temporary provisional administration on June 16, 2025. The full year 2025 was further impacted by the gain on sale of our 50% interest in the Donlin Gold project of $745 million, partially offset by the net loss on the deconsolidation and recognition of our 80% equity investment in Loulo-Gounkoto in Q2 2025 (refer to notes 4 and 35 for further details). Other expense of $214 million in 2024 mainly relates to a payment to the Government of Mali to advance negotiations, the customs and royalty settlement at Tongon, and interest and penalties recognized following the settlement of the Zaldívar Tax Assessment in Chile.
For a further breakdown of other (income) expense, refer to note 9 to the Financial Statements.

Income Tax Expense
Income tax expense was $1,651 million in 2025. The unadjusted effective income tax rate for 2025 was 19% of the income before income taxes.
The underlying effective income tax rate on ordinary income for 2025 was 25% after adjusting for the impact of the resolution of uncertain tax positions; the impact of foreign currency translation losses on current and deferred tax balances; the impact of the recognition and de-recognition of deferred tax assets; the impact of the sale of non-current assets; the impact of Loulo-Gounkoto; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and, therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change.
We have significant amounts of deferred tax assets, including tax loss carryforwards, and also deferred tax liabilities. In 2025, the sale of our Hemlo mine resulted in a taxable gain that provided sufficient Canadian taxable profit to utilize a portion of previously unrecognized deferred tax assets from loss carryforwards. Outside of this transaction, it remains not probable that sufficient future taxable profits will be available in Canada, and no additional tax loss carryforwards are expected to be utilized in the foreseeable future. Potential changes in any of these amounts, as well as our ability to realize deferred tax assets in Canada or elsewhere, could significantly affect net

BARRICK YEAR-END 2025	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

income or cash flow in future periods. For further details on income tax expense, refer to note 12 to the Financial Statements.

Reconciliation to Canadian Statutory Rate
For the years ended	12/31/25	12/31/24
At 26.5% statutory rate	2,334	1,221
Increase (decrease) due to:
Allowances and special tax deductions[a]	(226)	(211)
Impact of foreign tax rates[b]	(314)	18
Non-deductible expenses / (non-taxable income)	130	111
Loulo-Gounkoto (note 35)	(324)	0
Goodwill impairment charges not tax deductible	0	145
Impact of non-current assets disposals	(258)	2
Net currency translation losses on current and deferred tax balances	41	52
Tax impact from pass-through entities and equity accounted investments	(535)	(263)
Current year tax results sheltered by previously unrecognized deferred tax assets	76	(5)
Recognition and derecognition of deferred tax assets	27	(26)
Settlements and adjustments in respect of prior years	2	116
Increase to income tax related contingent liabilities	(33)	1
Withholding taxes	160	70
Mining taxes	584	290
Tax impact of amounts recognized within accumulated OCI	(8)	0
Other items	(5)	(1)
Income tax expense	1,651	1,520
a.We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2025 and 2024 include the following:

Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant relate to Argentine and Malian tax balances.
In 2025, a tax recovery of $26 million arose from net translation gains on deferred tax balances in Mali (prior to their deconsolidation) and Argentina due to the strengthening of the West African CFA, partially offset by the weakening of the Argentine peso against the US dollar. In 2024, a tax expense of $52 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2025, we have recorded $6 million (2024: $3 million related to Saudi Arabia) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Saudi Arabia. We have also recorded $139 million (2024: $45 million, related to Saudi Arabia, Peru and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Argentina, Côte d’lvoire, Saudi Arabia, Tanzania and the United States.

Accounting for Joint Ventures and Associates
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

Mining Taxes
NGM is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2025 was $282 million (2024: $145 million). The other significant mining tax is the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $283 million (2024: $134 million) was recorded for this in 2025. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

United States Tax Reform
Under the Inflation Reduction Act signed in August 2022, the United States implemented a 15% corporate alternative minimum tax (“CAMT”) on applicable financial statement income, effective for tax years beginning after December 31, 2022, with CAMT credit carryforwards having an indefinite life. Barrick is subject to CAMT as it meets the requisite income thresholds for a foreign-parented multi-national group.
While final regulations are still awaited, since its introduction, Barrick has recognized a deferred tax asset from the CAMT credit carryforwards anticipating recovery against future US Federal Income Tax liabilities.

Organisation for Economic Co-operation and
Development (“OECD”) Pillar Two model rules
We applied the exception under the amendments to IAS 12 and are not recognizing or disclosing deferred tax assets and liabilities related to Pillar Two income taxes.
Our review of Pillar Two for the current year, based on the OECD’s Transitional Safe Harbour rules implemented in the Global Minimum Tax Act in Canada, has not identified any material amounts to be accrued for 2025, and we do not expect the new safe harbors to result in a material incremental tax cost. As the law is evolving in Canada and elsewhere, we will continue to monitor the impact of this legislation.

BARRICK YEAR-END 2025	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)
As at December 31	2025	2024	2023
Total cash and equivalents	6,706	4,074	4,148
Current assets	3,511	3,558	3,290
Non-current assets	41,360	39,994	38,373
Total Assets	51,577	47,626	45,811
Current liabilities excluding short-term debt	3,441	2,618	2,345
Non-current liabilities excluding long-term debt[a]	7,517	7,023	6,738
Debt (current and long-term)	4,703	4,729	4,726
Total Liabilities	15,661	14,370	13,809
Total shareholders’ equity	26,557	24,290	23,341
Non-controlling interests	9,359	8,966	8,661
Total Equity	35,916	33,256	32,002
Total common shares outstanding (millions of shares)[b]	1,675	1,727	1,756
Debt, net of cash	(2,003)	655	578
Key Financial Ratios:
Current ratio[c]	2.92:1	2.89:1	3.16:1
Debt-to-equity [d]	0.13:1	0.14:1	0.15:1
Net leverage[e]	-0.2:1	0.1:1	0.1:1
a.Non-current financial liabilities as at December 31, 2025 were $5,684 million (2024: $5,215 million; 2023: $5,221 million).
b.As of January 27, 2026, the number of common shares outstanding is 1,675,360,395.
c.Represents current assets divided by current liabilities (including short-term debt) as at December 31, 2025, December 31, 2024 and December 31, 2023.
d.Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2025, December 31, 2024, and December 31, 2023.
e.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.

Balance Sheet Review
Total assets were $51.6 billion at December 31, 2025, higher than total assets at December 31, 2024, driven by our strong cash flow generation and the cash proceeds received from the sale of certain non-core assets, even after providing increased returns to shareholders and investing in our future through project capital expenditures.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and equity method investments, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions and creation of joint ventures with other mining companies. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, as well as cash and equivalents.
Total liabilities at December 31, 2025 were $15.7 billion, higher than total liabilities at December 31, 2024. Our liabilities are primarily comprised of debt, other current and non-current liabilities (such as provisions, derivative liabilities and deferred income tax liabilities), and accounts payable.

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, derivative settlements, securities buybacks and dividends.
Total cash and cash equivalents as at December 31, 2025 were $6.7 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM)
and shareholders’ equity. As at December 31, 2025, our total debt was $4.7 billion (debt, net of cash and equivalents was negative $2,003 million) and our debt-to-equity ratio was 0.13:1. This compares to debt as at December 31, 2024 of $4.7 billion (debt, net of cash and cash equivalents was $655 million), and a debt-to-equity ratio of 0.14:1.
In 2026, we have capital commitments of $828 million and expect to incur attributable sustaining and project capital expenditures6 of approximately $4,000 to $4,450 million based on our guidance range on page 12. In 2026, we have contractual obligations and commitments of $1,157 million associated with purchase obligations for supplies and consumables. In addition, we have $283 million in interest payments and other amounts as detailed in the table on page 55. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary. As previously disclosed, we authorized a 2025 share buyback program, where we may purchase up to $1.5 billion of Barrick’s shares. We purchased the maximum $1.5 billion of shares under this program, including $500 million during Q4 2025. A share buyback program has not been authorized for 2026.
On February 4, 2026, the Board of Directors announced the declaration of a $0.42 per share dividend in respect of performance for the fourth quarter of 2025, representing an increase of 140% over the third quarter, and announced a new dividend policy.
In Q4 2025 and going forward, the Company’s new dividend policy targets a total payout of 50% of attributable free cash flow on an annualized basis, comprised of a fixed base quarterly dividend of $0.175 per share and a performance top-up component at each year end based on the attributable free cash flow during the year. The dividend paid in any given year may be higher or

BARRICK YEAR-END 2025	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

lower than the 50% target based on the strength of cash flow, capital needs, balance sheet considerations, and other factors.
The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2025, we completed an update to our undrawn $3.0 billion revolving Credit Facility, including an extension of the termination date by one year to May 2030. The revolving Credit Facility incorporates sustainability-linked metrics which are made up of annual environmental and social performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR8. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The Credit Facility was undrawn as at December 31, 2025. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was (0.06):1 as at December 31, 2025 (0.02:1 as at December 31, 2024).

Summary of Cash Inflow (Outflow)
($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net cash provided by operating activities	2,726	2,422	7,689	4,491	3,732
Investing activities
Capital expenditures	(1,107)	(943)	(3,821)	(3,174)	(3,086)
Divestitures	1,163	0	2,162	0	0
Income taxes paid on divestitures	(44)	(44)	(175)	0	0
Funding of equity method investments	0	(1)	(1)	(59)	0
Dividends received from equity method investments	100	63	254	198	273
Shareholder loan repayments from equity method investments	121	64	298	155	7
Investment (purchases) sales	43	0	43	97	(23)
Other	2	0	4	19	13
Total investing inflows (outflows)	278	(861)	(1,236)	(2,764)	(2,816)
Financing activities
Net change in debt[a]	(4)	(3)	(26)	(14)	(56)
Dividends[b]	(294)	(254)	(890)	(696)	(700)
Net disbursements to non-controlling interests	(570)	(423)	(1,398)	(639)	(514)
Share buyback program	(500)	(589)	(1,500)	(498)	0
Other	0	(26)	(9)	52	65
Total financing outflows	(1,368)	(1,295)	(3,823)	(1,795)	(1,205)
Effect of exchange rate	1	1	2	(6)	(3)
Increase (decrease) in cash and equivalents	1,637	267	2,632	(74)	(292)
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three months and year ended December 31, 2025, we declared and paid dividends per share in US dollars totaling $0.175 and $0.525, respectively (September 30, 2025: declared and paid $0.15; 2024: declared and paid $0.40; 2023: declared and paid $0.40).

Q4 2025 compared to Q3 2025
In Q4 2025, we generated $2,726 million in operating cash flow, compared to $2,422 million in Q3 2025. The increase of $304 million was primarily due to the higher realized gold price6, combined with increased gold sales volumes. These impacts were slightly offset by an increase in gold TCC/oz6. Operating cash flow was also negatively impacted by an increase in cash taxes paid and higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth

BARRICK YEAR-END 2025	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

quarters. These results were further impacted by an unfavorable working capital movement, mainly in accounts receivable, partially offset by a favorable movement in inventory.
Cash inflows from investing activities in Q4 2025 were $278 million, compared to outflows of $861 million in Q3 2025. The increased inflow of $1,139 million was primarily due to proceeds from the sale of non-current assets of $1,163 million, which includes our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project. This was partially offset by an increase in capital expenditures primarily due to higher project capital expenditures6 relating to the Lumwana Super Pit Expansion project, combined with higher minesite sustaining capital expenditures6 at Pueblo Viejo as a result of restoring fleet reliability and increased activities at the Llagal TSF.
Net financing cash outflows for Q4 2025 amounted to $1,368 million, compared to $1,295 million in Q3 2025. The increased outflow of $73 million was primarily due to higher net disbursements to non-controlling interests, primarily to Newmont in relation to their interests in NGM and Pueblo Viejo, and higher dividends paid as the Board increased the quarterly base dividend by 25% to $0.125 per share in Q4 2025. This was partially offset by lower repurchases of shares under our share buyback program compared to Q3 2025.

2025 compared to 2024
In 2025, we generated $7,689 million in operating cash flow, compared to $4,491 million in 2024. The increase of $3,198 million was primarily due to higher realized gold and copper prices6, combined with lower copper C1 cash costs/lb6. These impacts were partially offset by lower gold sales volumes and an increase in gold TCC/oz6. Operating cash flow was further impacted by a favorable movement in working capital, mainly in inventory, VAT receivable and other current liabilities, partially offset by an unfavorable movement in other current assets and accounts payable. These favourable impacts were partially offset by higher cash taxes paid.
Cash outflows from investing activities for 2025 were $1,236 million compared to $2,764 million in 2024. The decreased outflow of $1,528 million was primarily due to proceeds from the sale of non-current assets of $2,162 million, which includes our interest in the Donlin project, our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project. This was partially offset by increased capital expenditures as a result of higher project capital expenditures6 mainly related to costs being capitalized at Reko Diq as the feasibility study was completed in Q4 2024 and at Lumwana on the Super Pit Expansion project, partially offset by lower minesite sustaining capital expenditures6 mainly at Loulo-Gounkoto as operations were temporarily suspended and the mine was subsequently placed under a temporary provisional administration until December 16, 2025.
Net financing cash outflows for 2025 amounted to $3,823 million, compared to $1,795 million in 2024. The higher outflow of $2,028 million is primarily due to increased repurchases of shares under our share buyback program in 2025, combined with higher net disbursements to non-controlling interests, primarily to Newmont in relation to their interests in NGM and Pueblo Viejo. The increase in net financing cash flows was further impacted by higher dividends paid as Q3 and Q4 2025 included a $0.05 performance dividend, reflecting our increased cash position, and the Board increased the quarterly base dividend by 25% to $0.125 per share in Q4 2025.

Summary of Financial Instruments[a]
As at December 31, 2025
Financial Instrument	Principal/Notional Amount		Associated Risks
			■ Interest rate
Cash and equivalents	$6,706	million	■ Credit
			■ Credit
Accounts receivable	$791	million	■ Market
			■ Interest rate
Notes receivable	$247	million	■ Credit
			■ Interest rate
Kibali joint venture receivable	$333	million	■ Credit
			■ Interest rate
Norte Abierto joint venture partner receivable	$77	million	■ Credit
			■ Interest rate
Restricted cash	$101	million	■ Credit
			■ Liquidity
Contingent consideration	$169	million	■ Market
Other assets	$218	million	■ Liquidity
Other investments	$131	million	■ Liquidity
Accounts payable	$1,859	million	■ Liquidity
Debt	$4,724	million	■ Interest rate
			■ Liquidity
Derivative liabilities	$386	million	■ Market
Other liabilities	$803	million	■ Liquidity
Restricted share units	$119	million	■ Market
Deferred share units	$28	million	■ Market
a.Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

BARRICK YEAR-END 2025	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 36 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2025
	2026	2027	2028	2029	2030	2031 and thereafter	Total
Debt[a]
Repayment of principal	47	0	0	0	0	4,630	4,677
Capital leases	9	9	5	4	3	17	47
Interest	283	280	279	279	279	2,394	3,794
Provisions for environmental rehabilitation[b]	166	121	87	83	68	1,915	2,440
Restricted share units	93	26	0	0	0	0	119
Pension benefits and other post-retirement benefits	5	5	5	4	4	72	95
Purchase obligations for supplies and consumables[c]	1,157	302	199	151	143	1,885	3,837
Capital commitments[d]	828	947	301	208	45	0	2,329
Social development costs[e]	62	22	24	16	8	54	186
Other obligations[f]	68	65	63	59	60	491	806
Total	2,718	1,777	963	804	610	11,458	18,330
a.Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2025. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure supplies of consumables such as LNG, acid, tires and cyanide for our production process and spares for heavy mining equipment.
d.Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs: Includes a commitment of $14 million in 2031 and thereafter related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp. due in 2039, and minimum royalty payments.

BARRICK YEAR-END 2025	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Quarterly Results

Quarterly Informationa

	2025				2024
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	5,997	4,148	3,681	3,130	3,645	3,368	3,162	2,747
Realized price per ounce – gold[b]	4,177	3,457	3,295	2,898	2,657	2,494	2,344	2,075
Realized price per pound – copper[b]	5.42	4.39	4.36	4.51	3.96	4.27	4.53	3.86
Cost of sales	2,712	1,890	1,878	1,785	1,995	2,051	1,979	1,936
Net earnings	2,406	1,302	811	474	996	483	370	295
Per share (dollars)[c]	1.43	0.76	0.47	0.27	0.57	0.28	0.21	0.17
Adjusted net earnings[b]	1,754	982	800	603	794	529	557	333
Per share (dollars)[b,c]	1.04	0.58	0.47	0.35	0.46	0.30	0.32	0.19
Operating cash flow	2,726	2,422	1,329	1,212	1,392	1,180	1,159	760
Consolidated capital expenditures[d]	1,107	943	934	837	891	736	819	728
Free cash flow[b]	1,619	1,479	395	375	501	444	340	32
Attributable free cash flow[b]	1,060	1,154	212	411	505	304	285	(3)
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d. Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site-based leadership teams and a portfolio of Tier One Gold Assets1. This, combined with a significant increase in the gold price and ongoing strength in the copper price, has resulted in strong operating cash flows over the past several quarters and record high free cash flow6 for 2025. The positive operating cash flow generated has allowed us to continue to reinvest in our business including our key growth projects, maintain a strong balance sheet and materially increase returns to shareholders through share buybacks and a rising dividend.
In addition to the strength in metal prices, net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings6. In 2025, we recorded a net loss of $625 million on the deconsolidation of Loulo-Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16, 2025 and subsequent accounting impact of regaining control on December 16, 2025 (refer to note 35 of the Financial Statements for further details), which impacted Q2, Q3 and Q4 of 2025. In addition, in Q4 2025, we recorded a gain on the sale of non-current assets of our Hemlo gold mine ($545 million), our interest in the Tongon gold mine ($134 million) and the Alturas project ($53 million). In Q2 2025, we recorded a gain of $745 million on the sale of our 50% interest in the Donlin Gold project. In Q4 2024, we recorded non-current asset impairment reversals of $655 million at Lumwana and of $437 million at Veladero. In addition, we recorded a goodwill impairment of $484 million related to Loulo-Gounkoto. In Q2 2024, we recorded a provision following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 36 of the Financial Statements).

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the
Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

BARRICK YEAR-END 2025	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The management of Barrick, at the direction of our Group Chief Operating Officer and Interim President and Chief Executive Officer, and Senior Executive Vice-
President and Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2025.
Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2025 will be included in Barrick’s 2025 Annual Report and its 2025 Form 40-F/Annual Information Form to be filed with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS. Our material accounting policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in accounting policies.
Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 to the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the underlying operating performance of our core mining business; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.
As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2025	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net earnings attributable to equity holders of the Company	2,406	1,302	4,993	2,144	1,272
Impairment (reversals) charges related to non-current assets[a]	5	3	12	(457)	312
Acquisition/disposition gains[b]	(1,146)	(250)	(1,107)	(24)	(364)
Loss on currency translation	6	(3)	3	39	93
Significant tax adjustments[c]	80	(119)	(89)	137	220
Other expense adjustments[d]	559	47	823	249	96
Non-controlling interest[e]	(101)	0	(116)	(170)	(98)
Tax effect[e]	(55)	2	(380)	295	(64)
Adjusted net earnings	1,754	982	4,139	2,213	1,467
Net earnings per share[f]	1.43	0.76	2.93	1.22	0.72
Adjusted net earnings per share[f]	1.04	0.58	2.42	1.26	0.84
a.There were no significant impairment charges or reversals in 2025. Net impairment reversals for 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.
b.Acquisition/disposition gains for 2025 relate to gain on sale of our 50% interest in the Donlin Gold project in Q2 2025, and sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project, all occurring in Q4 2025. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025, which largely offset the losses recognized earlier in 2025 relating to the deconsolidation and recognition of an investment at fair value following the change of control after it was placed under a temporary provisional administration on June 16, 2025. The acquisition/disposition gains in Q3 2025 mainly related to the revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025, as described above.
c.Significant tax adjustments in Q4 2025 include the resolution of uncertain tax positions, the impact of prior year adjustments and the recognition of deferred tax assets. Significant tax adjustments in 2025 primarily relate to the foreign currency remeasurement of tax balances, the resolution of uncertain tax positions and the recognition of deferred tax assets. For Q3 2025, significant tax adjustments include the foreign currency remeasurement of deferred tax balances and the recognition of deferred tax assets. Significant tax adjustments for 2024 primarily relate to the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.
d.Other expense adjustments for Q4 2025 and 2025 mainly relate to the settlement payment to the Government of Mali in November 2025 and the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto. 2025 was further impacted by reduced operations costs at Loulo-Gounkoto. Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations, a customs and royalty settlement at Tongon, interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.
e.Non-controlling interest for 2025 primarily relates to other expense adjustments and tax effect for 2025 primarily relates to acquisition/disposition gains.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow and Attributable Free Cash Flow
Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Attributable free cash flow starts with free cash flow and adds our attributable share of free cash flow from our equity investees and subtracts the free cash flow attributable to the non-controlling interests. Management believes these to be useful indicators of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow and attributable free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow and Attributable Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net cash provided by operating activities	2,726	2,422	7,689	4,491	3,732
Capital expenditures	(1,107)	(943)	(3,821)	(3,174)	(3,086)
Consolidated free cash flow	1,619	1,479	3,868	1,317	646
Free cash flow applicable to equity investees	172	191	585	553	465
Non-controlling interests	(731)	(516)	(1,616)	(779)	(712)
Attributable free cash flow	1,060	1,154	2,837	1,091	399

BARRICK YEAR-END 2025	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Minesite sustaining capital expenditures	458	395	1,896	2,217	2,076
Project capital expenditures	630	532	1,870	924	969
Capitalized interest	19	16	55	33	41
Total consolidated capital expenditures	1,107	943	3,821	3,174	3,086

Total cash costs per ounce, All-in sustaining costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

TCC/oz and AISC/oz are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall gold operations basis.
TCC/oz start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and costs allocated to by-products. AISC/oz start with TCC/oz and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs related to the current mine plan and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
We believe that our use of TCC/oz and AISC/oz will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from the gold operations portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
C1 cash costs/lb and AISC/lb are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs/lb enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs/lb excludes royalties and production taxes and non-routine charges as they are not direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of the copper portion of our business as this measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2025	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Cost of sales applicable to gold production		2,423	1,690	7,357	7,226	7,178
Depreciation		(503)	(384)	(1,588)	(1,641)	(1,756)
Total cash cost applicable to equity method investments		111	114	435	316	260
Costs allocated to by-products		(130)	(80)	(334)	(247)	(252)
Other	a	(258)	5	(237)	14	18
Non-controlling interests	b	(487)	(393)	(1,655)	(1,623)	(1,578)
Total cash costs		1,156	952	3,978	4,045	3,870
General & administrative costs		64	77	222	115	126
Minesite exploration and evaluation costs	c	8	7	27	37	40
Minesite sustaining capital expenditures	d	458	395	1,896	2,217	2,076
Sustaining leases		4	7	26	30	30
Rehabilitation - accretion and amortization (operating sites)	e	16	17	66	66	63
Non-controlling interest, copper operations and other	f	(191)	(171)	(787)	(874)	(824)
All-in sustaining costs		1,515	1,284	5,428	5,636	5,381
Ounces sold - attributable basis (koz)	g	960	837	3,318	3,798	4,024
COS/oz	h,i	1,904	1,562	1,697	1,442	1,334
TCC/oz	i	1,205	1,137	1,199	1,065	960
AISC/oz	i	1,581	1,538	1,637	1,484	1,335

a.Other - Other adjustments for Q4 2025 and 2025 include the removal of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto of $283 million and $283 million, respectively (Q3 2025: $nil; 2024: $nil; 2023: $nil).

b.Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $741 million and $2,308 million, respectively, for Q4 2025 and 2025; (Q3 2025: $540 million; 2024: $2,189 million; 2023: $2,192 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon up until its sale on December 1, 2025, North Mara and Bulyanhulu. Refer to note 5 to the Financial Statements for further information.

c.Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 49 of this MD&A.

d.Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

e.Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

f.Non-controlling interest and copper operations - Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon up until its sale on December 1, 2025, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investments in Kibali and Porgera. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
General & administrative costs	(10)	(13)	(35)	(14)	(9)
Minesite exploration and evaluation costs	(3)	(1)	(7)	(10)	(14)
Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(21)	(21)	(21)
Minesite sustaining capital expenditures	(173)	(152)	(724)	(829)	(780)
All-in sustaining costs total	(191)	(171)	(787)	(874)	(824)

g.Ounces sold - attributable basis - Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

h.COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2025	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 12/31/25
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo [b]	Pueblo Viejo
Cost of sales applicable to gold production		642	355	241	79	1,318	44	264
Depreciation		(164)	(86)	(62)	(15)	(327)	(1)	(82)
Costs allocated to by-products		(2)	(1)	(1)	(68)	(72)	0	(17)
Other	c	(2)	(4)	0	9	3	0	0
Non-controlling interests		(182)	(103)	(69)	(2)	(356)	0	(67)
Total cash costs		292	161	109	3	566	43	98
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	5	2	0	0	8	0	0
Minesite sustaining capital expenditures	e	113	36	28	4	190	7	67
Sustaining capital leases		0	0	0	1	1	1	(1)
Rehabilitation - accretion and amortization (operating sites)	f	3	5	1	1	10	0	2
Non-controlling interests		(47)	(17)	(11)	(2)	(81)	0	(27)
All-in sustaining costs		366	187	127	7	694	51	139
Ounces sold - attributable basis (000s ounces)		211	136	104	24	475	27	106
COS/oz	g,h	1,863	1,592	1,422	1,972	1,695	1,738	1,492
TCC/oz	h	1,380	1,196	1,050	127	1,191	1,707	930
AISC/oz	h	1,732	1,384	1,225	279	1,461	1,976	1,322

($ millions, except per ounce information in dollars)				For the three months ended 12/31/25
	Footnote	Veladero	Porgera [i]	Loulo-Gounkoto [j]	Kibali	North Mara	Tongon [k]	Bulyanhulu
Cost of sales applicable to gold production		67	35	472	123	108	56	86
Depreciation		(25)	(9)	(24)	(36)	(25)	1	(17)
Costs allocated to by-products		(3)	0	0	(2)	(2)	0	(12)
Other	c	0	0	(283)	0	0	0	1
Non-controlling interests		0	0	(33)	0	(12)	(6)	(9)
Total cash costs		39	26	132	85	69	51	49
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	0	0	0	0	0	0	0
Minesite sustaining capital expenditures	e	43	15	0	19	20	3	20
Sustaining capital leases		1	0	0	3	1	1	0
Rehabilitation - accretion and amortization (operating sites)	f	1	0	0	0	(1)	0	0
Non-controlling interests		0	0	0	0	(3)	(1)	(3)
All-in sustaining costs		84	41	132	107	86	54	66
Ounces sold - attributable basis (000s ounces)		47	22	91	78	56	19	39
COS/oz	g,h	1,526	1,608	4,151	1,557	1,640	2,648	1,885
TCC/oz	h	886	1,180	1,448	1,093	1,237	2,659	1,262
AISC/oz	h	1,915	1,865	1,448	1,374	1,546	2,844	1,694

BARRICK YEAR-END 2025	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/25
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo [b]	Pueblo Viejo
Cost of sales applicable to gold production		413	322	201	91	1,029	63	260
Depreciation		(80)	(73)	(48)	(18)	(220)	(7)	(77)
Costs allocated to by-products		(1)	(1)	(1)	(49)	(52)	(1)	(16)
Other	c	0	0	0	6	6	0	0
Non-controlling interests		(129)	(95)	(58)	(12)	(294)	0	(66)
Total cash costs		203	153	94	18	469	55	101
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	3	1	0	1	5	0	0
Minesite sustaining capital expenditures	e	116	26	20	10	176	14	47
Sustaining capital leases		0	0	0	1	1	0	0
Rehabilitation - accretion and amortization (operating sites)	f	3	5	1	1	10	0	2
Non-controlling interests		(46)	(12)	(9)	(5)	(74)	0	(21)
All-in sustaining costs		279	173	106	26	587	69	129
Ounces sold - attributable basis (000s ounces)		170	123	85	28	406	29	108
COS/oz	g,h	1,493	1,612	1,452	2,010	1,557	2,145	1,451
TCC/oz	h	1,201	1,242	1,099	664	1,156	1,874	929
AISC/oz	h	1,643	1,407	1,244	935	1,448	2,417	1,198

($ millions, except per ounce information in dollars)						For the three months ended 9/30/25
	Footnote	Veladero	Porgera [i]	Loulo-Gounkoto [j]	Kibali	North Mara	Tongon [k]	Bulyanhulu
Cost of sales applicable to gold production		60	38	—	124	130	60	87
Depreciation		(23)	(9)	—	(38)	(35)	(6)	(18)
Costs allocated to by-products		(2)	(1)	—	0	(2)	0	(6)
Other	c	0	0	—	0	0	0	0
Non-controlling interests		0	0	—	0	(16)	(5)	(10)
Total cash costs		35	28	—	86	77	49	53
General & administrative costs		0	0	—	0	0	0	0
Minesite exploration and evaluation costs	d	0	0	—	0	0	0	0
Minesite sustaining capital expenditures	e	30	8	—	19	16	1	21
Sustaining capital leases		0	1	—	2	0	1	0
Rehabilitation - accretion and amortization (operating sites)	f	1	0	—	1	2	1	0
Non-controlling interests		0	0	—	0	(3)	0	(3)
All-in sustaining costs		66	37	—	108	92	52	71
Ounces sold - attributable basis (000s ounces)		44	24	—	84	72	30	40
COS/oz	g,h	1,352	1,599	—	1,482	1,497	1,787	1,817
TCC/oz	h	787	1,200	—	1,019	1,069	1,605	1,334
AISC/oz	h	1,498	1,594	—	1,286	1,268	1,692	1,790

BARRICK YEAR-END 2025	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2025
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo [b]	Pueblo Viejo
Cost of sales applicable to gold production		1,885	1,212	861	341	4,303	232	1,028
Depreciation		(374)	(278)	(201)	(68)	(922)	(28)	(311)
Costs allocated to by-products		(6)	(4)	(4)	(184)	(198)	(1)	(56)
Other	c	(2)	(4)	0	27	21	0	0
Non-controlling interests		(579)	(357)	(253)	(45)	(1,235)	0	(265)
Total cash costs		924	569	403	71	1,969	203	396
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	13	6	0	2	23	0	0
Minesite sustaining capital expenditures	e	610	186	96	37	952	36	234
Sustaining capital leases		0	0	0	2	3	3	(1)
Rehabilitation - accretion and amortization (operating sites)	f	11	18	4	6	39	1	7
Non-controlling interests		(244)	(81)	(38)	(18)	(391)	0	(96)
All-in sustaining costs		1,314	698	465	100	2,595	243	540
Ounces sold - attributable basis (000s ounces)		689	462	342	109	1,602	127	383
COS/oz	g,h	1,676	1,609	1,545	1,921	1,647	1,854	1,608
TCC/oz	h	1,340	1,234	1,178	653	1,229	1,618	1,034
AISC/oz	h	1,906	1,513	1,358	920	1,620	1,936	1,412

($ millions, except per ounce information in dollars)						For the year ended 12/31/2025
	Footnote	Veladero	Porgera [i]	Loulo-Gounkoto [j]	Kibali	North Mara	Tongon [k]	Bulyanhulu
Cost of sales applicable to gold production		288	141	486	468	424	260	314
Depreciation		(104)	(32)	(38)	(138)	(100)	(17)	(65)
Costs allocated to by-products		(8)	(1)	0	(3)	(7)	0	(32)
Other	c	0	0	(283)	0	0	0	3
Non-controlling interests		0	0	(33)	0	(50)	(25)	(35)
Total cash costs		176	108	132	327	267	218	185
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	3	1	0	0	0	0	0
Minesite sustaining capital expenditures	e	140	37	16	60	68	11	94
Sustaining capital leases		2	1	3	10	1	2	0
Rehabilitation - accretion and amortization (operating sites)	f	3	1	(1)	1	3	5	1
Non-controlling interests		0	0	(4)	0	(11)	(2)	(15)
All-in sustaining costs		324	148	146	398	328	234	265
Ounces sold - attributable basis (000s ounces)		226	91	91	298	246	106	148
COS/oz	g,h	1,286	1,553	4,271	1,568	1,449	2,200	1,789
TCC/oz	h	785	1,184	1,449	1,099	1,085	2,049	1,253
AISC/oz	h	1,450	1,630	1,603	1,337	1,333	2,203	1,795

BARRICK YEAR-END 2025	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2024
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo [b]	Pueblo Viejo
Cost of sales applicable to gold production		1,829	1,005	782	356	3,977	250	924
Depreciation		(307)	(253)	(179)	(69)	(810)	(38)	(295)
Costs allocated to by-products		(3)	(3)	(3)	(152)	(161)	0	(40)
Other	c	(18)	0	0	26	8	0	0
Non-controlling interests		(578)	(288)	(231)	(62)	(1,160)	0	(236)
Total cash costs		923	461	369	99	1,854	212	353
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	12	8	6	5	33	0	0
Minesite sustaining capital expenditures	e	664	259	101	43	1,092	37	180
Sustaining capital leases		0	0	0	1	2	4	0
Rehabilitation - accretion and amortization (operating sites)	f	12	17	4	7	40	0	6
Non-controlling interests		(266)	(110)	(43)	(21)	(451)	0	(74)
All-in sustaining costs		1,345	635	437	134	2,570	253	465
Ounces sold - attributable basis (000s ounces)		777	441	298	130	1,646	143	351
COS/oz	g,h	1,429	1,402	1,615	1,687	1,478	1,754	1,576
TCC/oz	h	1,187	1,046	1,238	765	1,126	1,483	1,005
AISC/oz	h	1,730	1,441	1,466	1,031	1,561	1,769	1,323

($ millions, except per ounce information in dollars)						For the year ended 12/31/2024
	Footnote	Veladero	Porgera [i]	Loulo-Gounkoto [j]	Kibali	North Mara	Tongon [k]	Bulyanhulu
Cost of sales applicable to gold production		342	62	698	415	395	315	297
Depreciation		(85)	(15)	(223)	(134)	(83)	(38)	(63)
Costs allocated to by-products		(10)	(1)	0	(2)	(3)	0	(26)
Other	c	0	0	0	0	0	0	3
Non-controlling interests		0	0	(95)	0	(49)	(29)	(34)
Total cash costs		247	46	380	279	260	248	177
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	4	2	0	0	0	0	0
Minesite sustaining capital expenditures	e	111	21	267	58	84	23	68
Sustaining capital leases		1	2	3	8	0	1	0
Rehabilitation - accretion and amortization (operating sites)	f	1	1	2	1	5	9	1
Non-controlling interests		0	0	(54)	0	(14)	(4)	(11)
All-in sustaining costs		364	72	598	346	335	277	235
Ounces sold - attributable basis (000s ounces)		270	43	459	309	263	149	165
COS/oz	g,h	1,254	1,423	1,218	1,344	1,266	1,903	1,509
TCC/oz	h	905	1,073	828	905	989	1,670	1,070
AISC/oz	h	1,334	1,666	1,304	1,123	1,274	1,867	1,420

BARRICK YEAR-END 2025	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2023
	Footnote	Carlin	Cortez	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[a]	Hemlo [b]	Pueblo Viejo
Cost of sales applicable to gold production		1,789	1,174	722	26	393	4,109	221	791
Depreciation		(314)	(364)	(189)	(16)	(76)	(961)	(28)	(255)
Costs allocated to by-products		(2)	(3)	(4)	0	(157)	(166)	(1)	(37)
Other	c	(19)	0	0	0	28	9	0	0
Non-controlling interests		(561)	(311)	(203)	(3)	(72)	(1,151)	0	(201)
Total cash costs		893	496	326	7	116	1,840	192	298
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	23	5	5	0	1	36	0	0
Minesite sustaining capital expenditures	e	605	310	100	0	31	1,063	37	195
Sustaining capital leases		0	0	0	0	2	3	2	0
Rehabilitation - accretion and amortization (operating sites)	f	12	19	2	0	5	38	1	6
Non-controlling interests		(248)	(128)	(41)	0	(15)	(440)	0	(80)
All-in sustaining costs		1,285	702	392	7	140	2,540	232	419
Ounces sold - attributable basis (000s ounces)		865	548	318	9	120	1,860	139	335
COS/oz	g,h	1,254	1,318	1,399	1,789	2,011	1,351	1,589	1,418
TCC/oz	h	1,033	906	1,026	724	961	989	1,382	889
AISC/oz	h	1,486	1,282	1,234	779	1,162	1,366	1,672	1,249

($ millions, except per ounce information in dollars)						For the year ended 12/31/2023
	Footnote	Veladero	Porgera [i]	Loulo-Gounkoto [j]	Kibali	North Mara	Tongon [k]	Bulyanhulu
Cost of sales applicable to gold production		263	—	817	419	365	303	282
Depreciation		(69)	—	(247)	(147)	(77)	(46)	(62)
Costs allocated to by-products		(9)	—	0	(2)	(3)	(1)	(23)
Other	c	0	—	0	0	0	0	0
Non-controlling interests		0	—	(114)	0	(45)	(27)	(31)
Total cash costs		185	—	456	270	240	229	166
General & administrative costs		0	—	0	0	0	0	0
Minesite exploration and evaluation costs	d	5	—	0	0	0	0	0
Minesite sustaining capital expenditures	e	85	—	221	35	113	30	65
Sustaining capital leases		1	—	1	7	0	1	0
Rehabilitation - accretion and amortization (operating sites)	f	1	—	3	2	5	4	1
Non-controlling interests		0	—	(45)	0	(19)	(4)	(10)
All-in sustaining costs		277	—	636	314	339	260	222
Ounces sold - attributable basis (000s ounces)		182	—	546	343	254	185	180
COS/oz	g,h	1,440	—	1,198	1,221	1,206	1,469	1,312
TCC/oz	h	1,011	—	835	789	944	1,240	920
AISC/oz	h	1,516	—	1,166	918	1,335	1,408	1,231
a.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

b. On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction closed on November 26, 2025. Accordingly, operating and financial results provided are up to the closing date.

c.Other - Other adjustments at Loulo-Gounkoto include the removal of the fair value increment on inventory resulting from the purchase price allocation when we regained control. Other adjustments at Carlin include the removal of TCC and costs to produce by-products associated with Emigrant, which is producing incidental ounces.

d.Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 49 of this MD&A.

e.Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g. COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

h.Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

i.As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from Q3 2020 to Q4 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is held in a joint venture owned 51% by PNG

BARRICK YEAR-END 2025	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%.

j. As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating data or per ounce data was provided for Q1 2025 to Q3 2025. On November 24, 2025, Barrick announced that an agreement had been entered into with the Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management.

k.On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million. The transaction closed on December 1, 2025. Accordingly, operating and financial results provided are up to the closing date.

l.Starting Q1 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Cost of sales	281	193	875	706	726
Depreciation/amortization	(88)	(69)	(285)	(245)	(259)
Treatment and refinement charges	53	44	179	162	191
Cash cost of sales applicable to equity method investments	174	91	439	352	356
Less: royalties	(37)	(25)	(108)	(67)	(62)
Costs allocated to by-products	(22)	(7)	(46)	(25)	(19)
C1 cash cost of sales	361	227	1,054	883	933
General & administrative costs	11	12	39	17	22
Rehabilitation - accretion and amortization	1	1	6	9	9
Royalties	37	25	108	67	62
Minesite exploration and evaluation costs	3	1	7	4	7
Minesite sustaining capital expenditures	116	93	356	356	266
Sustaining leases	2	2	9	11	12
All-in sustaining costs	531	361	1,579	1,347	1,311
Tonnes sold - attributable basis (thousands of tonnes)	67	52	224	177	185
Pounds sold - attributable basis (millions pounds)	147	116	494	391	408
COS/lba,b	3.37	2.68	2.91	2.99	2.90
C1 cash costs per pound[a]	2.45	1.96	2.14	2.26	2.28
AISC/lba	3.61	3.14	3.20	3.45	3.21
a.COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2025	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended
($ millions, except per pound information in dollars)	12/31/25			9/30/25
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	175	282	38	85	193	33
Depreciation/amortization	(32)	(89)	(7)	(20)	(68)	(7)
Treatment and refinement charges	0	53	0	0	42	2
Less: royalties	0	(37)	0	0	(25)	0
Costs allocated to by-products	0	(7)	(15)	(1)	(2)	(4)
C1 cash cost of sales	143	202	16	64	140	24
Rehabilitation - accretion and amortization	1	1	0	0	1	0
Royalties	0	37	0	0	25	0
Minesite exploration and evaluation costs	3	0	0	1	0	0
Minesite sustaining capital expenditures	20	92	4	13	78	2
Sustaining leases	1	0	1	2	0	0
All-in sustaining costs	168	332	21	80	244	26
Tonnes sold - attributable basis (thousands of tonnes)	12	47	8	8	37	7
Pounds sold - attributable basis (millions pounds)	27	103	17	17	83	16
COS/lb [a,b]	6.33	2.76	2.21	5.02	2.32	2.08
C1 cash costs per pound[a]	5.17	1.97	0.94	3.80	1.68	1.47
AISC/lba	6.03	3.24	1.20	4.82	2.93	1.65

($ millions, except per pound information in dollars)					For the years ended
	12/31/25			12/31/24			12/31/23
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	423	877	137	347	704	118	354	723	107
Depreciation/amortization	(94)	(286)	(27)	(89)	(244)	(24)	(81)	(257)	(24)
Treatment and refinement charges	0	173	6	0	140	22	0	166	25
Less: royalties	0	(108)	0	0	(67)	0	0	(62)	0
Costs allocated to by-products	(1)	(13)	(32)	0	0	(25)	(1)	0	(18)
C1 cash cost of sales	328	643	84	258	533	91	272	570	90
Rehabilitation - accretion and amortization	2	4	0	0	9	0	0	9	0
Royalties	0	108	0	0	67	0	0	62	0
Minesite exploration and evaluation costs	7	0	0	4	0	0	7	0	0
Minesite sustaining capital expenditures	48	298	10	34	312	10	34	223	9
Sustaining leases	6	1	2	7	1	3	6	2	4
All-in sustaining costs	391	1,054	96	303	922	104	319	866	103
Tonnes sold - attributable basis (thousands of tonnes)	37	157	30	38	109	30	42	113	30
Pounds sold - attributable basis (millions pounds)	82	346	66	85	239	67	92	249	67
COS/lb [a,b]	5.14	2.54	2.09	4.09	2.94	1.77	3.83	2.91	1.60
C1 cash costs per pound[a]	3.98	1.86	1.28	3.04	2.23	1.37	2.95	2.29	1.35
AISC/lba	4.75	3.05	1.46	3.58	3.85	1.56	3.46	3.48	1.53
a.COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses;

BARRICK YEAR-END 2025	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.
Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.
Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.
EBITDA, adjusted EBITDA, attributable EBITDA, attributable EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, attributable EBITDA margin and net leverage differently.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net earnings	3,213	1,904	7,154	3,088	1,953
Income tax expense	794	477	1,651	1,520	861
Finance costs, net[a]	42	21	138	143	83
Depreciation	599	460	1,906	1,915	2,043
EBITDA	4,648	2,862	10,849	6,666	4,940
Impairment charges (reversals) of non-current assets[b]	5	3	12	(457)	312
Acquisition/disposition gains[c]	(1,146)	(250)	(1,107)	(24)	(364)
Loss on currency translation	6	(3)	3	39	93
Other expense adjustments[d]	559	47	823	249	96
Income tax expense, net finance costs[a], and depreciation from equity investees	238	197	732	532	397
Adjusted EBITDA	4,310	2,856	11,312	7,005	5,474
Non-controlling Interests	(1,226)	(834)	(3,155)	(1,820)	(1,487)
Attributable EBITDA	3,084	2,022	8,157	5,185	3,987
Revenues - as adjusted[e]	4,810	3,405	13,950	10,724	9,411
Attributable EBITDA margin[f]	64%	59%	58%	48%	42%
			As at 12/31/25	As at 12/31/24	As at 12/31/23
Net leverage[g]			-0.2:1	0.1:1	0.1:1
a.Finance costs exclude accretion.
b.There were no significant impairment charges or reversals in 2025. Net impairment reversals for 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.
c.Acquisition/disposition gains for 2025 relate to gain on sale of our 50% interest in the Donlin Gold project in Q2 2025, and sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project, all occurring in Q4 2025. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025, which largely offset the losses recognized earlier in 2025 relating to the deconsolidation and recognition of an investment at fair value following the change of control after it was placed under a temporary provisional administration on June 16, 2025. The acquisition/disposition gains in Q3 2025 mainly related to the revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025, as described above.
d.Other expense adjustments for Q4 2025 and 2025 mainly relate to the settlement payment to the Government of Mali in November 2025 and the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto. 2025 was further impacted by reduced operations costs at Loulo-Gounkoto. Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations, a customs and royalty settlement at Tongon, interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.
e.Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 69 of this MD&A.
f.Represents attributable EBITDA divided by revenues - as adjusted.
g.Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

BARRICK YEAR-END 2025	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our
Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	For the three months ended				For the years ended
	Gold		Copper		Gold			Copper
	12/31/25	9/30/25	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23	12/31/25	12/31/24	12/31/23
Sales	5,353	3,748	514	320	15,147	11,820	10,350	1,475	855	795
Sales applicable to non-controlling interests	(1,756)	(1,237)	0	0	(4,895)	(3,579)	(3,179)	0	0	0
Sales applicable to equity method investments[a,b]	418	377	233	147	1,353	849	667	679	603	587
Sales applicable to sites in closure or care and maintenance[c]	(5)	(1)	0	0	(8)	(8)	(15)	0	0	0
Treatment and refining charges	10	7	53	44	30	29	30	179	162	191
Other[d]	(10)	0	0	0	(10)	(7)	(15)	0	0	0
Revenues – as adjusted	4,010	2,894	800	511	11,617	9,104	7,838	2,333	1,620	1,573
Ounces/pounds sold (000s ounces/millions pounds)[c]	960	837	147	116	3,318	3,798	4,024	494	391	408
Realized gold/copper price per ounce/pound[e]	4,177	3,457	5.42	4.39	3,501	2,397	1,948	4.72	4.15	3.85
a.Represents sales of $327 million and $1,038 million, respectively, for Q4 2025 and 2025 (Q3 2025: $294 million; 2024: $741 million; 2023: $667 million) applicable to our 45% equity method investment in Kibali and $91 million and $315 million, respectively (Q3 2025: $83 million; 2024: $108 million; 2023: $nil) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $151 million and $394 million, respectively, for Q4 2025 and 2025 (Q3 2025: $77 million; 2024: $357 million; 2023: $253 million) applicable to our 50% equity method investment in Zaldívar and $83 million and $291 million, respectively (Q3 2025: $71 million; 2024: $270 million; 2023: $253 million) applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e to the Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table.

BARRICK YEAR-END 2025	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Tricia Evans, BSc, SMERM, Mineral Resource Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager:
Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – South America & Asia Pacific; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025.

Endnotes

1A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.
2A Tier Two Gold Asset is an asset with a reserve with potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and TCC/oz over the mine life that are in the lower half of the industry cost curve.
3A Tier One Copper Asset/Project is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support of at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve.
4A Strategic Asset is an asset, which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.
5Currently consists of Barrick’s Lumwana mine, Zaldívar and Jabal Sayid joint ventures, and Reko Diq project.
6Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
7Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
8TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
9Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.
10Categories as defined in the Greenhouse Gas Protocol’s Technical Guidance for Calculating Scope 3 Emissions. Achievement of Barrick’s Scope 3 targets will require collaboration with suppliers and customers in our value chain, which are outside of Barrick’s direct control.
11Preliminary figures and subject to external assurance.
12All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu Mt are reported to the second significant digit. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places. All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place. 2025 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper & silver mineral resources and mineral reserves.
13Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2025, unless otherwise noted. Proven reserves of 390 million tonnes grading 1.38 g/t, representing 17 million ounces of gold, and 520 million tonnes grading 0.38%, representing 2.0 million tonnes of copper. Probable reserves of 2,300 million tonnes grading 0.91 g/t, representing 68 million ounces of gold, and 3,400 million tonnes grading 0.47%, representing 16 million tonnes of copper. Measured resources of 570 million tonnes grading 1.45 g/t, representing 26 million ounces of gold, and 740 million tonnes grading 0.36%, representing 2.7 million tonnes of copper. Indicated resources of 4,200 million tonnes grading 0.95 g/t, representing 130 million ounces of gold, and 5,300 million tonnes grading 0.40%, representing 21 million tonnes of copper. Inferred resources of 1,300 million tonnes grading 1.0 g/t, representing 43 million ounces of gold, and 1,400

BARRICK YEAR-END 2025	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

million tonnes grading 0.3%, representing 4.2 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 74-83 of Barrick’s Fourth Quarter and Year-End 2025 Report.
14Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Proven reserves of 270 million tonnes grading 1.75 g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90 g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper. Measured resources of 450 million tonnes grading 1.68 g/t, representing 24 million ounces of gold, and 600 million tonnes grading 0.38%, representing 2.3 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.01 g/t, representing 150 million ounces of gold, and 5,400 million tonnes grading 0.39%, representing 22 million tonnes of copper. Inferred resources of 1,400 million tonnes grading 0.9 g/t, representing 41 million ounces of gold, and 1,300 million tonnes grading 0.3%, representing 3.9 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete 2024 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 32-45 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2024 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
15Reserve replacement measures attributable reserve gains in ounces or gold equivalent ouncesa calculated from the cumulative net change in attributable reserve in ounces or gold equivalent ouncesa, respectively, from the most recently completed three years (excluding any attributable acquisitions or divestments).
The three-year rolling average gold mineral reserve replacement percentage is calculated from the cumulative net change in attributable reserves in ounces from the three most recently completed years divided by the cumulative depletion in attributable reserve in ounces from the three most recently completed years as set forth in the table below (excluding attributable acquisitions and divestments).b
The three-year average gold equivalent replacement percentage is calculated from the cumulative net change in attributable reserves in gold equivalent ouncesa from the three most recently completed years divided by the cumulative depletion in attributable reserve in gold equivalent ouncesa from the three most recently completed years as set forth in the table below (excluding attributable acquisitions and divestments):b

Year	Attributable P&P Gold (Moz)	Attributable P&P Gold Depletion (Moz)	Attributable P&P Gold Net Change (Moz)	Attributable P&P (GEOa)	Attributable P&P Depletion (GEOa)	Attributable P&P Net Change GEO (using reported reserve prices)[a]
2023[c]	77	(4.6)	5	105	(6.0)	6.7
2024[d]	89	(4.6)	17	176	(6.1)	79
2025[e]	85	(3.7)	1.8	171	(5.1)	1.4
2023 - 2025 Total[f]	N/A	(12.9)	23.8	N/A	(17.2)	87
a Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of (I) $1,500/oz gold and $3.25/lb copper for 2025, (ii) $1,400/oz gold and $3.00/lb copper for 2024, and (iii) $1,300/oz gold and $3.00/lb copper for 2023. All gold equivalent ounces are reported to the second significant digit.
b Complete mineral reserves and mineral resource data for all mines and projects, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included in pages # to # of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.
c Estimates are as of December 31, 2023. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper.
d Estimates are as of December 31, 2024. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper.
e Estimates are as of December 31, 2025. Proven mineral reserves of 390 million tonnes grading 1.38g/t, representing 17 million ounces of gold, and 520 million tonnes grading 0.38%, representing 2.0 million tonnes of copper. Probable reserves of 2,300 million tonnes grading 0.91g/t, representing 68 million ounces of gold, and 3,900 million tonnes grading 0.46%, representing 18 million tonnes of copper.
f Totals may not appear to sum correctly due to rounding.

BARRICK YEAR-END 2025	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

16Fourmile Significant Interceptsa

Drill Results from Q4 2025
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)	True Width (m)[c]	Au (g/t)
FM25-260DW1	152	(82)	1335.3 - 1338.7	3.4	3.4	37.16
FM25-262D	5	(86)	714.5 - 720.7	6.2	6.2	26.83
			863 - 868.7	5.7	5.7	20.34
FM25-263D	25	(82)	711.9 - 718.4	6.5	6.5	13.98
			845.2 - 865.2	20.0	16.0	23.58
FM25-291D	50	(79)	897.2 - 910.4	13.2	10.5	4.10
			922.3 - 925.7	3.4	2.7	4.18
			1378.2 - 1381.9	3.7	2.3	34.47
			1519.1 - 1527.4	8.3	5.1	20.56
			1548.5 - 1552	3.5	2.2	15.24
FM25-300D	51	(74)	1314.6 - 1330.6	16.0	13.4	38.35
FM25-303D	123	(75)	1131.4 - 1134.9	3.5	2.6	13.93
FM25-314D	41	(80)	1291.4 - 1312.8	21.4	12.0	12.74
FM25-316D	97	(79)	1244.8 - 1247.4	2.6	2.5	22.44
FM25-318D	66	(84)	877.2 - 880	2.8	2.8	4.61
			1201.5 - 1204.6	3.1	2.7	4.43
FM25-319D	52	(75)	1129.9 - 1137.8	7.9	7.5	5.36
			1143.6 - 1150.3	6.7	6.7	20.15
			1200.6 - 1206.1	5.5	4.3	25.12
			1353.6 - 1358.2	4.6	1.2	11.34
			1391.7 - 1395.4	3.7	3.7	9.31
FM25-321D	195	(85)	728.3 - 743.6	15.3	15.0	12.89
			1092.1 - 1095.1	3.0	3.0	6.75
			1101.2 - 1128.1	26.9	12.2	33.71
			1150 - 1160.7	10.7	3.6	5.15
FM25-326D	50	(72)	1214.6 - 1219.2	4.6	3.8	11.08
FM25-328D	245	(82)	1127 - 1129.4	2.4	2.4	5.96
			1137.2 - 1150.6	13.4	13.4	14.71
			1185.7 - 1188.3	2.6	2.0	14.94
			1201.2 - 1207	5.8	5.0	39.78
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 2.4 meters; internal dilution is less than 20% total width.
b.Fourmile drill hole nomenclature: Project area (FM - Fourmile) followed by the year (25 for 2025) then hole number.
c.True width (TW) for FM drillholes has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available.
The drilling results for Fourmile contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Fourmile conform to industry accepted quality control methods.
17See the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.
18H2 GRUG Significant Interceptsa

Drill Results from Q4 2025
						Including[c]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
GRC-25001A	154	(80)	388.3-448.3	60	23.12	388.2-389.5	1.2	30.46
						401.1-402.6	1.5	49.88
						406.9-408.4	1.5	76
						418.2-139.2	21	40.55
GRC-25002	92	(79)	404-407.5	3.5	6.35
			410.6-411.9	1.4	11.25
			425.5-436.5	11	17.44	428.9-430.4	1.5	65
			422.6-448.7	6.1	37.25	442.6-447.1	4.6	46.53
			450.2-451.7	1.5	3.96

BARRICK YEAR-END 2025	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

453.2-456.3	3	31.9
457.8-459.3	1.5	3.55
525.8-530.4	4.6	29.2	525.8-527.3	1.5	28
			528.8-530.4	1.5	50.1
534-538.6	4.6	23	535.5-538.6	3	26.75
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.
b.Drill hole nomenclature: GRC Project area Goldrush followed by the year (25 for 2025) then hole number.
c.Included intervals calculated using a 20.0 g/t intercept width and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.
The drilling results for Goldrush contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Goldrush conform to industry accepted quality control methods.
19Refer to the Technical Report on the Carlin Complex, Eureka and Elko County, Nevada, USA, dated March 14, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 14, 2025.
20See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.
21Refer to the Technical Report on the Reko Diq Project, Balochistan, Pakistan, dated February 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.
22Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Reko Diq probable reserves of 1,400 million tonnes grading 0.28 g/t representing 13 million ounces of gold, probable reserves of 1,500 million tonnes grading 0.48% representing 7.3 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.25 g/t representing 15 million ounces of gold, inferred resources of 640 million tonnes grading 0.2 g/t representing 3.9 million ounces of gold, indicated resources of 2,000 million tonnes grading 0.43% representing 8.4 million tonnes of copper, and inferred resources of 690 million tonnes grading 0.3% representing 2.2 million tonnes of copper. Complete 2024 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 83-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.
23Refer to the Technical Report on the Lumwana Expansion Project, Republic of Zambia, dated February 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

BARRICK YEAR-END 2025	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

Glossary of Technical Terms

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per ounce/pound for gold/copper. Refer to page 59 of this MD&A for further information and a reconciliation of the measure.
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.
C1 CASH COSTS: A non-GAAP measure of cost per pound for copper. Refer to page 59 of this MD&A for further information and a reconciliation of the measure.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical processing process.
DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open-pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).
DILUTION: The effect of waste or low-grade ore which is unavoidably extracted and comingled with the ore mined thereby lowering the recovered grade from what was planned to be mined.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.
Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.
In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help upgrade resource estimates to reserve estimates.
Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.
EXPLORATION: Prospecting, sampling, mapping, drilling and other work involved in searching for minerals.
FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 58 of this MD&A for a definition.
GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content per tonne of ore going into a mill for processing.
Reserve grade: estimated metal content of an ore body, based on reserve calculations.
HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for stacking ore for the purpose of heap leaching.
MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.
MINERAL RESERVE: See pages 74 to 83 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
MINERAL RESOURCE: See pages 74 to 83 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support future beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock dumps and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained in the ore.
REFINING: The final stage of metal production in which impurities are removed through heating to extract the pure metal.
ROASTING: The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).
SAFE CLOSURE: A closed tailings facility that does not pose ongoing material risks to people or the environment which has been confirmed by an Independent Tailings Review Board or senior independent technical reviewer and signed off by an Accountable Executive as defined by the Global Industry Standard on Tailings Management.
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open-pit methods.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.
TOTAL CASH COSTS: A non-GAAP measure of cost per ounce for gold. Refer to page 59 of this MD&A for further information and a reconciliation of the measure.

BARRICK YEAR-END 2025	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral Reserves and Mineral Resources

The tables on the next eight pages set forth Barrick’s interest in the total proven and probable gold, silver and copper reserves and in the total measured, indicated and inferred gold, silver and copper resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 74 to 83.
The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

BARRICK YEAR-END 2025	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold Mineral Reserves[1,2,3,5]
As at December 31, 2025	PROVEN [9]			PROBABLE[9]			TOTAL [9]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	4.20	0.00052	—	—	—	0.0038	4.20	0.00052
Bulyanhulu underground	0.71	5.95	0.14	16	7.03	3.7	17	6.98	3.8
Bulyanhulu (84.00%) total	0.71	5.95	0.14	16	7.03	3.7	17	6.98	3.8
Jabal Sayid surface	0.14	0.46	0.0021	—	—	—	0.14	0.46	0.0021
Jabal Sayid underground	8.4	0.30	0.080	3.2	0.49	0.051	12	0.35	0.13
Jabal Sayid (50.00%) total	8.5	0.30	0.082	3.2	0.49	0.051	12	0.35	0.13
Kibali surface	7.0	2.17	0.49	21	2.28	1.5	28	2.25	2.0
Kibali underground	6.4	4.19	0.87	16	3.74	1.9	23	3.86	2.8
Kibali (45.00%) total	13	3.13	1.4	37	2.92	3.5	50	2.97	4.8
Loulo-Gounkoto surface[4]	8.7	2.56	0.71	15	3.34	1.7	24	3.06	2.4
Loulo-Gounkoto underground[4]	6.4	5.40	1.1	21	5.04	3.4	27	5.13	4.5
Loulo-Gounkoto (80.00%) total[4]	15	3.77	1.8	36	4.32	5.0	51	4.16	6.9
North Mara surface	5.4	3.22	0.55	30	1.66	1.6	35	1.90	2.2
North Mara underground	1.8	3.18	0.18	6.2	4.47	0.89	7.9	4.18	1.1
North Mara (84.00%) total	7.1	3.21	0.73	36	2.14	2.5	43	2.32	3.2
AFRICA AND MIDDLE EAST TOTAL	45	2.87	4.1	130	3.55	15	170	3.37	19
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	240	0.69	5.4	280	0.61	5.4	520	0.65	11
Porgera surface	1.8	2.88	0.16	8.4	2.28	0.61	10	2.38	0.78
Porgera underground	1.2	5.85	0.23	2.5	4.97	0.40	3.7	5.26	0.63
Porgera (24.50%) total	3.0	4.10	0.40	11	2.89	1.0	14	3.15	1.4
Reko Diq surface (50.00%)	—	—	—	1,400	0.28	13	1,400	0.28	13
Veladero surface (50.00%)	25	0.67	0.53	38	0.70	0.85	62	0.69	1.4
SOUTH AMERICA AND ASIA PACIFIC TOTAL	270	0.73	6.3	1,800	0.36	20	2,000	0.41	26
NORTH AMERICA
Carlin surface	5.0	1.56	0.25	52	2.32	3.9	57	2.25	4.1
Carlin underground	—	—	—	18	8.15	4.7	18	8.15	4.7
Carlin (61.50%) total	5.0	1.56	0.25	70	3.81	8.6	75	3.66	8.8
Cortez surface	1.6	1.96	0.099	60	0.92	1.8	62	0.95	1.9
Cortez underground	—	—	—	28	6.67	6.0	28	6.67	6.0
Cortez (61.50%) total	1.6	1.96	0.099	88	2.76	7.8	90	2.75	7.9
Phoenix surface (61.50%)	4.2	0.71	0.097	110	0.57	1.9	110	0.58	2.0
Pueblo Viejo surface (60.00%)[13]	54	2.22	3.8	130	1.99	8.5	190	2.06	12
Turquoise Ridge surface	—	—	—	25	2.20	1.7	25	2.20	1.7
Turquoise Ridge underground	6.6	11.67	2.5	14	10.09	4.7	21	10.59	7.2
Turquoise Ridge (61.50%) total	6.6	11.67	2.5	39	5.12	6.4	46	6.07	8.9
NORTH AMERICA TOTAL	71	2.96	6.8	440	2.37	33	510	2.46	40

TOTAL	390	1.38	17	2,300	0.91	68	2,700	0.98	85

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper Mineral Reserves[1,2,3,5]
As at December 31, 2025	PROVEN [9]			PROBABLE[9]			TOTAL [9]
	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu
Based on attributable tonnes	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	0.33	0.000013	—	—	—	0.0038	0.33	0.000013
Bulyanhulu underground	0.71	0.32	0.0023	16	0.36	0.059	17	0.36	0.061
Bulyanhulu (84.00%) total	0.71	0.32	0.0023	16	0.36	0.059	17	0.36	0.061
Jabal Sayid surface	0.14	2.65	0.0038	—	—	—	0.14	2.65	0.0038
Jabal Sayid underground	8.4	2.07	0.17	3.2	2.32	0.075	12	2.14	0.25
Jabal Sayid (50.00%) total	8.5	2.08	0.18	3.2	2.32	0.075	12	2.15	0.25
Lumwana surface (100%)	150	0.47	0.69	1,400	0.52	7.4	1,600	0.52	8.1
AFRICA AND MIDDLE EAST TOTAL	160	0.56	0.87	1,400	0.53	7.5	1,600	0.53	8.4
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	240	0.25	0.60	280	0.23	0.64	520	0.24	1.2
Reko Diq surface (50.00%)	—	—	—	1,500	0.48	7.3	1,500	0.48	7.3
Zaldívar surface (50.00%)	120	0.41	0.47	62	0.38	0.24	180	0.40	0.71
SOUTH AMERICA AND ASIA PACIFIC TOTAL	360	0.30	1.1	1,800	0.44	8.2	2,200	0.42	9.2
NORTH AMERICA
Phoenix surface (61.50%)	6.0	0.15	0.0092	120	0.18	0.22	130	0.18	0.23
NORTH AMERICA TOTAL	6.0	0.15	0.0092	120	0.18	0.22	130	0.18	0.23

TOTAL	520	0.38	2.0	3,400	0.47	16	3,900	0.46	18

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,5]
As at December 31, 2025	PROVEN [9]			PROBABLE[9]			TOTAL [9]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	5.10	0.00063	—	—	—	0.0038	5.10	0.00063
Bulyanhulu underground	0.71	5.46	0.12	16	5.32	2.8	17	5.32	2.9
Bulyanhulu (84.00%) total	0.71	5.45	0.12	16	5.32	2.8	17	5.32	2.9
AFRICA AND MIDDLE EAST TOTAL	0.71	5.45	0.12	16	5.32	2.8	17	5.32	2.9
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	240	1.88	15.0	280	1.38	12	520	1.61	27
Veladero surface (50.00%)	25	12.17	9.7	38	13.97	17	62	13.25	27
SOUTH AMERICA AND ASIA PACIFIC TOTAL	270	2.83	24	310	2.88	29	580	2.86	54
NORTH AMERICA
Phoenix surface (61.50%)	4.2	7.89	1.1	110	6.54	22	110	6.59	23
Pueblo Viejo surface (60.00%)[13]	54	12.01	21	130	12.42	53	190	12.30	74
NORTH AMERICA TOTAL	58	11.70	22	240	9.81	75	300	10.18	97

TOTAL	330	4.40	46	570	5.85	110	900	5.32	150

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold Mineral Resources[1,3,5,6,7,8]
As at December 31, 2025	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	4.20	0.00052	—	—	—	0.00052	—	—	—
Bulyanhulu underground	2.4	8.16	0.63	27	7.56	6.7	7.3	9.4	7.3	2.2
Bulyanhulu (84.00%) total	2.4	8.16	0.63	27	7.56	6.7	7.3	9.4	7.3	2.2
Jabal Sayid surface	0.14	0.46	0.0021	—	—	—	0.0021	—	—	—
Jabal Sayid underground	9.3	0.37	0.11	5.4	0.54	0.094	0.20	1.2	0.6	0.022
Jabal Sayid (50.00%) total	9.4	0.37	0.11	5.4	0.54	0.094	0.21	1.2	0.6	0.022
Kibali surface	11	2.04	0.70	38	2.17	2.6	3.3	18	2.0	1.1
Kibali underground	10	4.09	1.3	32	3.35	3.4	4.8	4.5	2.4	0.35
Kibali (45.00%) total	21	3.04	2.0	70	2.71	6.1	8.1	22	2.1	1.5
Loulo-Gounkoto surface[4]	11	2.54	0.89	19	3.34	2.1	3.0	2.8	2.4	0.22
Loulo-Gounkoto underground[4]	18	4.16	2.4	38	4.22	5.1	7.5	12	2.0	0.81
Loulo-Gounkoto (80.00%) total[4]	29	3.55	3.3	57	3.93	7.2	10	15	2.1	1.0
North Mara surface	9.9	2.68	0.85	48	1.64	2.5	3.4	12	1.7	0.64
North Mara underground	5.3	2.09	0.36	26	2.45	2.0	2.4	5.2	2.2	0.36
North Mara (84.00%) total	15	2.47	1.2	74	1.92	4.6	5.8	17	1.9	1.0
AFRICA AND MIDDLE EAST TOTAL	76	2.95	7.3	230	3.28	25	32	65	2.8	5.8
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	320	0.67	6.9	800	0.54	14	21	380	0.4	5.3
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface	6.1	2.94	0.58	19	2.18	1.3	1.9	14	1.6	0.72
Porgera underground	2.6	5.24	0.44	5.2	4.52	0.75	1.2	1.9	3.8	0.23
Porgera (24.50%) total	8.7	3.63	1.0	24	2.68	2.1	3.1	16	1.9	0.95
Reko Diq surface (50.00%)	—	—	—	1,800	0.25	15	15	660	0.2	4.1
Veladero surface (50.00%)	27	0.66	0.58	73	0.64	1.5	2.1	14	0.6	0.26
SOUTH AMERICA AND ASIA PACIFIC TOTAL	400	0.86	11	3,100	0.51	51	62	1,100	0.3	11

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold Mineral Resources[1,3,5,6,7,8]
As at December 31, 2025	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED [10]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
NORTH AMERICA
Carlin surface	9.6	1.31	0.41	87	1.95	5.5	5.9	40	0.9	1.2
Carlin underground	—	—	—	36	7.86	9.1	9.1	20	7.3	4.6
Carlin (61.50%) total	9.6	1.31	0.41	120	3.67	15	15	59	3.0	5.8
Cortez surface	1.6	1.96	0.099	97	0.89	2.8	2.9	31	0.6	0.60
Cortez underground	—	—	—	39	6.23	7.8	7.8	16	5.7	3.0
Cortez (61.50%) total	1.6	1.96	0.099	140	2.42	11	11	47	2.4	3.6
Fourmile underground (100%)	—	—	—	4.6	17.59	2.6	2.6	25	16.9	13
Phoenix surface (61.50%)	4.2	0.71	0.097	300	0.45	4.3	4.4	16	0.4	0.23
Pueblo Viejo surface (60.00%)[13]	65	2.07	4.3	180	1.82	11	15	9.4	1.5	0.46
Turquoise Ridge surface	9.0	10.99	3.2	43	1.88	2.6	2.6	14	1.1	0.50
Turquoise Ridge underground	—	—	—	20	9.59	6.1	9.3	4.8	9.5	1.5
Turquoise Ridge (61.50%) total	9.0	10.99	3.2	63	4.30	8.7	12	19	3.2	2.0
NORTH AMERICA TOTAL	89	2.82	8.1	810	1.98	51	59	180	4.5	25

TOTAL	570	1.45	26	4,200	0.95	130	150	1,300	1.0	43

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper Mineral Resources[1,3,5,6,7,8]
As at December 31, 2025	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED [10]
	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu	Contained Cu	Tonnes	Grade	Contained Cu
Based on attributable tonnes	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	0.33	0.000013	—	—	—	0.000013	—	—	—
Bulyanhulu underground	2.4	0.38	0.0093	27	0.38	0.11	0.11	9.4	0.3	0.032
Bulyanhulu (84.00%) total	2.4	0.38	0.0093	27	0.38	0.11	0.11	9.4	0.3	0.032
Jabal Sayid surface	0.14	2.65	0.0038	—	—	—	0.0038	—	—	—
Jabal Sayid underground	9.3	2.43	0.23	5.4	2.25	0.12	0.35	1.2	0.4	0.0049
Jabal Sayid (50.00%) total	9.4	2.44	0.23	5.4	2.25	0.12	0.35	1.2	0.4	0.0049
Lumwana surface (100%)	190	0.43	0.83	1,900	0.49	9.3	10	250	0.4	0.91
AFRICA AND MIDDLE EAST TOTAL	210	0.52	1.1	1,900	0.49	9.5	11	260	0.4	0.95
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	300	0.24	0.74	760	0.21	1.6	2.3	370	0.2	0.79
Reko Diq surface (50.00%)	—	—	—	2,000	0.43	8.5	8.5	720	0.3	2.4
Zaldívar surface (50.00%)	230	0.38	0.86	280	0.35	0.99	1.9	14	0.3	0.046
SOUTH AMERICA AND ASIA PACIFIC TOTAL	530	0.30	1.6	3,000	0.37	11	13	1,100	0.3	3.2
NORTH AMERICA
Phoenix surface (61.50%)	6.0	0.15	0.0092	330	0.16	0.54	0.55	19	0.1	0.023
NORTH AMERICA TOTAL	6.0	0.15	0.0092	330	0.16	0.54	0.55	19	0.1	0.023

TOTAL	740	0.36	2.7	5,300	0.40	21	24	1,400	0.3	4.2

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

Silver Mineral Resources[1,3,5,6,7,8]
As at December 31, 2025	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED [10]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	5.10	0.00063	—	—	—	0.00063	—	—	—
Bulyanhulu underground	2.4	6.94	0.54	27	5.70	5.0	5.6	9.4	5.8	1.8
Bulyanhulu (84.00%) total	2.4	6.94	0.54	27	5.70	5.0	5.6	9.4	5.8	1.8
AFRICA AND MIDDLE EAST TOTAL	2.4	6.94	0.54	27	5.70	5.0	5.6	9.4	5.8	1.8
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	320	1.72	18	800	1.18	30	48	380	1.0	13
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Veladero surface (50.00%)	27	12.50	11	73	13.56	32	43	14	13.8	6.3
SOUTH AMERICA AND ASIA PACIFIC TOTAL	390	8.54	110	1,300	17.67	720	830	410	2.1	28
NORTH AMERICA
Phoenix surface (61.50%)	4.2	7.89	1.1	300	5.68	55	56	16	5.4	2.8
Pueblo Viejo surface (60.00%)[13]	65	11.15	23	180	11.16	65	88	9.4	8.3	2.5
NORTH AMERICA TOTAL	69	10.95	24	480	7.75	120	140	26	6.5	5.3

TOTAL	460	8.89	130	1,800	14.80	840	980	450	2.4	35

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Gold Mineral Reserves[1,2,3,5]
For the years ended December 31	2025				2024
	Ownership	Tonnes	Grade [9]	Ounces	Ownership	Tonnes	Grade [9]	Ounces
Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.0038	4.20	0.00052	84.00%	0.0053	3.74	0.00064
Bulyanhulu underground	84.00%	17	6.98	3.8	84.00%	17	6.96	3.8
Bulyanhulu Total	84.00%	17	6.98	3.8	84.00%	17	6.96	3.8
Jabal Sayid surface	50.00%	0.14	0.46	0.0021	50.00%	0.14	0.66	0.0030
Jabal Sayid underground	50.00%	12	0.35	0.13	50.00%	13	0.37	0.16
Jabal Sayid Total	50.00%	12	0.35	0.13	50.00%	13	0.37	0.16
Kibali surface	45.00%	28	2.25	2.0	45.00%	24	2.13	1.6
Kibali underground	45.00%	23	3.86	2.8	45.00%	23	3.96	2.9
Kibali Total	45.00%	50	2.97	4.8	45.00%	47	3.03	4.6
Loulo-Gounkoto surface[4]	80.00%	24	3.06	2.4	80.00%	26	2.95	2.5
Loulo-Gounkoto underground[4]	80.00%	27	5.13	4.5	80.00%	31	4.90	4.9
Loulo-Gounkoto Total[4]	80.00%	51	4.16	6.9	80.00%	57	4.00	7.3
North Mara surface	84.00%	35	1.90	2.2	84.00%	30	1.92	1.9
North Mara underground	84.00%	7.9	4.18	1.1	84.00%	7.9	4.16	1.1
North Mara Total	84.00%	43	2.32	3.2	84.00%	38	2.39	2.9
Tongon surface[11]	—	—	—	—	89.70%	8.0	2.41	0.62
AFRICA AND MIDDLE EAST TOTAL		170	3.37	19		180	3.35	19
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface	50.00%	520	0.65	11	50.00%	600	0.60	12
Porgera surface	24.50%	10	2.38	0.78	24.50%	7.3	2.87	0.68
Porgera underground	24.50%	3.7	5.26	0.63	24.50%	3.9	6.47	0.81
Porgera Total	24.50%	14	3.15	1.4	24.50%	11	4.11	1.5
Pueblo Viejo surface[13]	—	—	—	—	60.00%	180	2.11	12
Reko Diq surface	50.00%	1,400	0.28	13	50.00%	1,400	0.28	13
Veladero surface	50.00%	62	0.69	1.4	50.00%	73	0.67	1.6
SOUTH AMERICA AND ASIA PACIFIC TOTAL		2,000	0.41	26		2,300	0.54	40
NORTH AMERICA
Carlin surface	61.50%	57	2.25	4.1	61.50%	62	2.33	4.6
Carlin underground	61.50%	18	8.15	4.7	61.50%	20	7.69	4.8
Carlin Total	61.50%	75	3.66	8.8	61.50%	82	3.62	9.5
Cortez surface	61.50%	62	0.95	1.9	61.50%	64	1.05	2.2
Cortez underground	61.50%	28	6.67	6.0	61.50%	28	6.78	6.1
Cortez Total	61.50%	90	2.75	7.9	61.50%	92	2.79	8.3
Hemlo surface[12]	—	—	—	—	100%	25	0.93	0.75
Hemlo underground[12]	—	—	—	—	100%	6.5	4.28	0.90
Hemlo Total[12]	—	—	—	—	100%	32	1.62	1.6
Phoenix surface	61.50%	110	0.58	2.0	61.50%	92	0.63	1.9
Pueblo Viejo surface[13]	60.00%	190	2.06	12	—	—	—	—
Turquoise Ridge surface	61.50%	25	2.20	1.7	61.50%	27	2.12	1.8
Turquoise Ridge underground	61.50%	21	10.59	7.2	61.50%	22	10.00	7.1
Turquoise Ridge Total	61.50%	46	6.07	8.9	61.50%	49	5.69	8.9
NORTH AMERICA TOTAL		510	2.46	40		350	2.71	30

TOTAL		2,700	0.98	85		2,800	0.99	89

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Copper Mineral Reserves[1,2,3,5]
For the years ended December 31	2025				2024
	Ownership	Tonnes	Cu Grade[9]	Contained Tonnes	Ownership	Tonnes	Cu Grade[9]	Contained Tonnes
Based on attributable tonnes	%	(Mt)	(%)	(Mt)%		(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.0038	0.33	0.000013	84.00%	0.0053	0.38	0.000020
Bulyanhulu underground	84.00%	17	0.36	0.061	84.00%	17	0.35	0.060
Bulyanhulu Total	84.00%	17	0.36	0.061	84.00%	17	0.35	0.060
Jabal Sayid surface	50.00%	0.14	2.65	0.0038	50.00%	0.14	2.68	0.0037
Jabal Sayid underground	50.00%	12	2.14	0.25	50.00%	13	2.14	0.28
Jabal Sayid Total	50.00%	12	2.15	0.25	50.00%	13	2.14	0.28
Lumwana surface	100%	1,600	0.52	8.1	100%	1,600	0.52	8.3
AFRICA AND MIDDLE EAST TOTAL		1,600	0.53	8.4		1,600	0.54	8.7
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	50.00%	520	0.24	1.2	50.00%	600	0.22	1.3
Reko Diq surface (50.00%)	50.00%	1,500	0.48	7.3	50.00%	1,500	0.48	7.3
Zaldívar surface (50.00%)	50.00%	180	0.40	0.71	50.00%	180	0.43	0.75
SOUTH AMERICA AND ASIA PACIFIC TOTAL		2,200	0.42	9.2		2,300	0.41	9.4
NORTH AMERICA
Phoenix surface	61.50%	130	0.18	0.23	61.50%	120	0.18	0.21
NORTH AMERICA TOTAL		130	0.18	0.23		120	0.18	0.21

TOTAL		3,900	0.46	18		4,000	0.45	18

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral Reserves and Resources Endnotes
1.Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2025 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Tricia Evans, BSc, SMERM, Mineral Resource Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – South America & Asia Pacific; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration. For 2025, reserves have been estimated based on an assumed gold price of US$1,500 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$3.25 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2025 were calculated using Antofagasta guidance and an updated assumed copper price of US$4.15 per pound; and at Norte Abierto where mineral reserves are reported by Newmont within a $1,700 per ounce gold, $3.50 per pound copper and $20 per ounce silver pit design. For 2024, reserves were estimated based on an assumed gold price of US$1,400 per ounce, an assumed silver price of US$20.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon and Hemlo open pit, where mineral reserves were estimated using $1,650/oz; at Zaldívar, where mineral reserves were calculated using Antofagasta guidance and an updated assumed copper price of US$3.80 per pound and at Norte Abierto where mineral reserves are reported by Newmont within a $1,200 per ounce of gold, $2.75 per pound of copper and $22 per ounce of silver pit design, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600 per ounce of gold, $4.00 per pound of copper and $23 per ounce of silver for assumed mineral reserve commodity prices. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2025 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.
2.In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
3.All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu tonnes are reported to the second significant digit.
4.The estimated mineral resources and mineral reserves for the Loulo-Gounkoto Complex, which were done under the 1991 Malian Mining Code and the Loulo and Gounkoto Mining Conventions under which the Complex has operated until 24 November 2025, have been tested under the 2023 Mining Code and no material impact was found.
5. 2025 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.
6.For 2025, mineral resources have been estimated based on an assumed gold price of US$2,000 per ounce, an assumed silver price of US$25.00 per ounce, and an assumed copper price of US$4.50 per pound and long-term average exchange rates of 1.30 CAD/US$, except Zaldívar, where mineral resources for 2025 were estimated using Antofagasta guidance and an assumed copper price of US$4.75 per pound, and Norte Abierto, where mineral resources are reported by Newmont within a $2,000 per ounce of gold, $4.00 per pound of copper and $23/oz per ounce of silver pit shell. For 2024, mineral resources were estimated based on an assumed gold price of US$1,900 per ounce, an assumed silver price of US$24.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2024 were calculated using Antofagasta guidance and an assumed copper price of US$4.40 and Norte Abierto, where mineral resources are reported by Newmont within a $1,400 per ounce of gold, $3.25 per pound of copper and $20 per ounce of silver pit shell, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600 per ounce of for gold, $4.00 per pound of for copper and $23 per ounce of silver for assumed mineral resource commodity price.
7.Mineral resources which are not mineral reserves do not have demonstrated economic viability.
8.Mineral resources are reported inclusive of mineral reserves.
9.All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
10.All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.
11.On December 1, 2025, Barrick sold its interest in the Tongon gold mine to the Atlantic Group. For additional information, see page 9 of Barrick’s Fourth Quarter and Year End Report 2025.
12.On November 26, 2025, Barrick sold the Hemlo gold mine to Carcetti Capital Corp. For additional information, see page 9 of Barrick’s Fourth Quarter and Year End Report 2025.
13.For 2025 Mineral Resources and Mineral Reserves, Pueblo Viejo is reported as part of the North America Region and sub-totals. For 2024 Mineral Resources and Mineral Reserves, Pueblo Viejo was reported as part of the South America and Asia Pacific Region and sub-totals.

BARRICK YEAR-END 2025	84	MANAGEMENT’S DISCUSSION AND ANALYSIS